     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 2001.



                                                      REGISTRATION NO. 333-61774

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ----------------------

                      UNIVERSAL COMPRESSION HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                           13-3989167
   (State or other jurisdiction of incorporation           (I.R.S. Employer Identification No.)
                   organization)

                              4440 BRITTMOORE ROAD
                              HOUSTON, TEXAS 77041
                                 (713) 335-7000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ----------------------

                               STEPHEN A. SNIDER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      UNIVERSAL COMPRESSION HOLDINGS, INC.
                              4440 BRITTMOORE ROAD
                              HOUSTON, TEXAS 77041
                                 (713) 335-7000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ----------------------

                                   Copies to:

         MARK L. CARLTON                CHRISTINE B. LAFOLLETTE                 T. MARK KELLY
    SENIOR VICE PRESIDENT AND               KING & SPALDING                 VINSON & ELKINS L.L.P.
         GENERAL COUNSEL           1100 LOUISIANA STREET, SUITE 3300       1001 FANNIN, SUITE 2300
 UNIVERSAL COMPRESSION HOLDINGS,       HOUSTON, TEXAS 77002-5219          HOUSTON, TEXAS 77002-6760
               INC.                          (713) 751-3239                     (713) 758-4592
       4440 BRITTMOORE ROAD            FACSIMILE: (713) 751-3290          FACSIMILE: (713) 615-5531
       HOUSTON, TEXAS 77041
          (713) 335-7454
    FACSIMILE: (713) 466-6720

                             ----------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effectiveness of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION


                   PRELIMINARY PROSPECTUS DATED JUNE 14, 2001

PROSPECTUS

                                4,500,000 SHARES

                          [UNIVERSAL COMPRESSION LOGO]

                                  COMMON STOCK
                             ----------------------

    Universal Compression Holdings, Inc. is selling 1,500,000 shares and some of our stockholders are selling 3,000,000 shares.



    The shares trade on the New York Stock Exchange under the symbol "UCO." On June 13, 2001, the last sale price of the shares as reported on the New York Stock Exchange was $34.03 per share.


     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                             ----------------------

                                                               PER SHARE               TOTAL
                                                               ---------               -----
Public offering price.......................................      $                      $
Underwriting discount.......................................      $                      $
Proceeds, before expenses, to Universal Compression.........      $                      $
Proceeds, before expenses, to the selling stockholders......      $                      $


    The underwriters may also purchase on a pro rata basis up to an additional 225,000 shares from Universal Compression Holdings, Inc., and up to an additional 450,000 shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.



    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


    The shares will be ready for delivery on or about           , 2001.

                             ----------------------

                              MERRILL LYNCH & CO.

SALOMON SMITH BARNEY                                FIRST UNION SECURITIES, INC.
LEHMAN BROTHERS
                                  HOWARD WEIL
                   A division of Legg Mason Wood Walker, Inc.
                                                               SIMMONS & COMPANY
                                                                 INTERNATIONAL
                             ----------------------

                The date of this prospectus is           , 2001.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................   1
Risk Factors................................................   7
Disclosure Regarding Forward-Looking Statements.............  13
Use of Proceeds.............................................  15
Price Range of Common Stock.................................  15
Dividend Policy.............................................  15
Capitalization..............................................  16
Selected Historical and Pro Forma Consolidated Financial and
  Operating Data............................................  17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  20
Business....................................................  29
Management..................................................  45
Principal and Selling Stockholders..........................  52
Related Transactions........................................  55
Description of Capital Stock................................  57
Anti-Takeover Provisions of Our Restated Certificate of
  Incorporation and Bylaws..................................  58
Material United States Federal Tax Consequences to Non-U.S.
  Holders of Common Stock...................................  60
Underwriting................................................  63
Legal Matters...............................................  65
Experts.....................................................  65
Where You Can Find More Information.........................  66
Index to Financial Statements...............................  F-1


                             ----------------------

     You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus, and we will maintain the accuracy of this prospectus until the completion of the offering. Our business, financial condition, results of operations and prospects may have changed since that date.

                                    SUMMARY

     The following summary highlights the material information contained in this prospectus. You should read the entire prospectus carefully, including our financial data and related notes. The terms "our company," "we" and "us" when used in this prospectus refer to Universal Compression Holdings, Inc. and its subsidiaries, including Universal Compression, Inc. ("UCI"), as a combined entity, except where it is made clear that such term means only the parent company, and includes its predecessors. Unless we indicate otherwise, the information contained in this prospectus assumes that the underwriters' overallotment option is not exercised.

                                  OUR COMPANY

OVERVIEW

     We are the second largest natural gas compression services company in the world in terms of rental fleet horsepower, with a fleet of over 7,400 compressor units comprising approximately 1.9 million horsepower. We provide a full range of compression rental, sales, operations, maintenance and fabrication services and products to the natural gas industry, both domestically and internationally. These services and products are essential to the natural gas industry as gas must be compressed to be delivered from the wellhead to end-users.

     We operate in three primary business segments: compression rental services, equipment fabrication, and parts sales and service. Our core business, compression rental, involves the rental of compression equipment to customers. In most cases, we provide, operate and maintain these compressors for our customers. By outsourcing their compression needs, we believe our customers generally are able to increase their revenues by producing a higher volume of natural gas through decreased compressor downtime. In addition, outsourcing allows our customers to reduce their operating and maintenance costs and capital investments and meet their changing compression needs more efficiently.

     In addition to our compression rental business, we provide a broad range of compression services and products to customers who choose to own their compression equipment. Our equipment fabrication business involves the design, engineering and assembly of natural gas and air compressors for sale to third parties in addition to those that we use in our rental fleet. We believe that our ability to fabricate compressors ranging in size from under 100 horsepower to over 5,000 horsepower, coupled with our reputation as a high quality fabricator, enables us to provide compressors that are used in all facets of natural gas production, transmission and distribution, from the wellhead to the end-user. Our parts sales and service business sells components and provides maintenance to customers who continue to own their compression equipment. Our ability to provide a full range of compression services and products broadens our customer relationships and helps us to identify potential new customers as well as new applications for existing customers. As the compression needs of our customers increase due to the growing demand for natural gas throughout the world, we believe our geographic scope and broad range of compression services and products will enable us to participate in that growth.


     Since our initial public offering in May 2000, we have grown significantly, completing four strategic acquisitions. In addition, on May 25, 2001, we entered into a purchase agreement with respect to the acquisition of KCI, Inc., a Tulsa, Oklahoma-based fabricator of large horsepower compressors, and on June 12, 2001, we entered into an agreement to acquire Louisiana Compressor Maintenance Co., Inc., a Louisiana-based provider of compressor maintenance and repair services. Our most significant acquisition was that of Weatherford Global Compression Services L.P. in February 2001, which added approximately 950,000 horsepower to our fleet and more than doubled our size. In addition to increased size, this acquisition provided us with numerous strategic and operational benefits, including increased geographic scope, expanded international operations, an enhanced parts sales and service business, cost savings and synergies and increased financial strength. In addition to expanding and extending our service and product offerings, these acquisitions have allowed us to enter geographic areas with rapidly growing demand for compression, such as California, Canada and the Gulf of Mexico.

     The following table illustrates our growth in the last fiscal year:

                                                               YEAR ENDED MARCH 31,
                                                              -----------------------
                                                                2000         2001
                                                              ---------   -----------
                                                              (DOLLARS IN THOUSANDS)
Domestic horsepower (end of period).........................   630,215     1,631,138
International horsepower (end of period)....................    56,768       254,450
                                                              --------    ----------
          Total horsepower (end of period)..................   686,983     1,885,588
Average utilization rate....................................      80.7%         87.6%
Revenues....................................................  $136,449    $  232,761
Percentage of revenues from:
  Compression rental services...............................      72.0%         64.1%
  Fabrication...............................................      18.5%         26.5%
  Parts sales and service...................................       9.3%          9.2%
EBITDA, as adjusted(a)......................................  $ 55,557    $   88,610

---------------

(a)  EBITDA, as adjusted, is defined on page 6 of this prospectus.

INDUSTRY CONDITIONS

     The compression rental industry has grown rapidly, driven by the steady increase in demand for natural gas, the aging of producing natural gas fields and the attractiveness of outsourcing compression needs. We believe there is approximately 16.3 million horsepower of domestic field compression equipment, of which approximately 35%, or 5.7 million horsepower, is outsourced. We believe our industry has grown at an estimated compound annual growth rate of 16% per year in the United States in terms of horsepower, with the percentage of outsourced domestic field compression horsepower increasing from approximately 20% in 1993 to an estimated 35% in 2000. Our industry also has recently begun to expand significantly internationally.

     The demand for compression services is principally tied to natural gas consumption rather than exploration or drilling activities. As a result, our financial performance historically has been less affected by the short-term market cycles and volatile commodity prices of oil and natural gas than companies operating in other sectors of the energy industry. Demand for compression services has increased over time, even during periods of volatile natural gas prices.

     We believe the natural gas compression services industry continues to have significant growth potential due to the increasing demand for natural gas, the aging of producing natural gas fields, the attractiveness of outsourcing gas compression requirements and the growth in international markets. We believe that we are well positioned to participate in a disproportionately high share of the future growth in this industry as we are one of the few compression service providers with sufficient fleet size and geographic scope, fabrication capabilities and range of product and service offerings to meet the full service needs of customers worldwide.

OUR GROWTH STRATEGY

     Our growth strategy is to continue to focus on meeting the evolving needs of our customers by providing consistent, superior service and dependable, high quality products, and to leverage our size and broad geographic scope to further expand our customer base. We believe that this approach strengthens our relationships with our existing customers, helps us attract new customers and diversifies our revenue base, resulting in increased market share, revenues and earnings. The key elements of our growth strategy are described below:

     - Focusing on providing a complete range of high quality compression services and products;

     - Continuing to expand our operations in select international markets;

     - Expanding and leveraging our fabrication and parts sales and service business;

     - Extending our compression service markets beyond field and gathering to pipeline applications; and

     - Pursuing additional acquisitions within the compression industry.

RECENT DEVELOPMENTS

     Weatherford Global Acquisition. In February 2001, we acquired Weatherford Global for 13,750,000 shares of our common stock (approximately 48% of our then total outstanding shares and approximately 46% following this offering) and the restructuring and refinancing of approximately $323 million in debt and operating lease obligations. Prior to the acquisition, Weatherford Global was the second largest natural gas compression services company in the world in terms of horsepower, with a fleet consisting of over 950,000 horsepower as of December 31, 2000. For the year ended December 31, 2000, Weatherford Global had revenues of approximately $234.8 million and EBITDA (defined as net income plus income taxes, interest expense, leasing expense and depreciation and amortization, less interest income) of approximately $59.4 million.

     We believe the Weatherford Global acquisition provides us with a number of important strategic and operational benefits. Our significantly larger fleet, increased geographic scope and resulting broader customer base, for instance, provide opportunities for more efficient utilization of our fleet. In addition to substantially increasing our parts sales and service business, the Weatherford Global acquisition added important sales and service infrastructure and additional expertise in a number of international markets, including Argentina, Canada, Thailand, Mexico, Australia, Peru and Brazil. Further, we believe that as a result of our increased cash flow and larger equity capitalization, we will have improved financial resources that will enhance our future operations and increase our opportunities for growth.

     We have realized significant cost savings in integrating Weatherford Global into our business through streamlining administrative functions, combining operating activities, consolidating purchasing activities and inventory management. As of March 31, 2001, we have realized approximately $15 million in cost savings on an annualized basis, primarily through the closing of one fabrication facility and 14 sales and service offices and the elimination of approximately 200 personnel positions. These cost savings have been realized as anticipated in our integration plan. During the second quarter of fiscal year 2002, we also expect to close our fabrication facility located in Corpus Christi, Texas and additional sales and services offices and eliminate additional positions that we expect will add additional annual cost savings of $5 million by the end of the fiscal year. Additionally, we expect to achieve savings in purchasing activities and inventory management, as well as other components of working capital that are not reflected in the $20 million of cost savings by the end of fiscal year 2002.

     Other Recent Acquisitions. Since our Weatherford Global acquisition, we have also completed in February 2001 the acquisition of ISS Compression, Inc. and its operating subsidiary, IEW Compression, Inc., a gas compression services provider based in Lafayette, Louisiana, for approximately $15 million in cash, which included the concurrent discharge of its debt and operating leases. The IEW acquisition added approximately 26,000 horsepower to our fleet, most of which is located in the Gulf of Mexico, and an offshore sales and service business. We also acquired in April 2001 the international operations of Compressor Systems, Inc. based in Midland, Texas for approximately $30 million in cash. This acquisition added approximately 34,000 horsepower of compression equipment in Mexico and Argentina.


     Pending Acquisitions. In addition to our recently completed acquisitions, on May 25, 2001, we entered into a purchase agreement to acquire KCI, Inc., a fabricator of large horsepower compressors based in Tulsa, Oklahoma, for approximately $22.9 million in cash and, at our election, up to 727,273 shares of our common stock or an additional $18.8 million in cash, subject to adjustment. Concurrently with the acquisition, we will repay all of KCI's approximately $57 million of indebtedness. This acquisition will provide us with significant fabrication expertise and capabilities and a 100,000 square foot fabrication facility in Tulsa and will add approximately 125,000 horsepower to our rental fleet. In addition, on June 12, 2001, we entered into an agreement to acquire Louisiana Compressor Maintenance Co., Inc. for approximately $25 million in cash. Louisiana Compressor Maintenance, based in Houma, Louisiana, provides maintenance, repair, overhaul and upgrade services for compressors used in pipelines and related applications. These acquisitions enable us to expand our focus into the pipeline compression market. We intend to finance these acquisitions with proceeds from this offering and additional funds obtained under our operating lease facilities or revolving credit facility. These acquisitions are subject to various closing conditions, and there can be no assurance that either or both will be consummated. Consummation of these acquisitions is not a condition to this offering.

                             ---------------------

     Our principal executive offices are located at 4440 Brittmoore Road, Houston, Texas 77041 and our telephone number at that address is (713) 335-7000. Our website is located at www.universalcompression.com. Information contained on our website is not a part of this prospectus.

                                  THE OFFERING

Common stock offered:

  By Universal Compression Holdings,
Inc.................................     1,500,000 shares

  By the selling stockholders.......     3,000,000 shares

          Total shares offered......     4,500,000 shares

Shares outstanding after the
offering............................     29,978,137 shares


Use of proceeds.....................     We estimate that our net proceeds from
                                         this offering without exercise of the
                                         overallotment option will be
                                         approximately $47.5 million. We intend
                                         to use these net proceeds:



                                         - for our pending acquisitions of KCI
                                           and Louisiana Compressor Maintenance
                                           and


                                         - for general corporate purposes.

                                         We will not receive any proceeds from
                                         the sale of shares by the selling
                                         stockholders.

Risk factors........................     See "Risk Factors" and other
                                         information included in this prospectus
                                         for a discussion of factors you should
                                         carefully consider before deciding to
                                         invest in our common stock.

NYSE symbol.........................     "UCO."

     The number of shares outstanding after the offering excludes up to 727,273 shares that may be issued in our KCI acquisition, as well as grants of 110,000 restricted shares to our executive officers in April 2001 pursuant to our new restricted stock grant plan, which plan is subject to approval by our stockholders. The number also excludes 3,012,421 shares reserved for issuance under our stock option plan, of which options to purchase 1,775,294 shares at a weighted average exercise price of $26.33 per share are outstanding as of May 1, 2001. The number of shares outstanding after this offering assumes that the underwriters' overallotment option is not exercised. If the overallotment option is exercised in full, we will issue and sell an additional 225,000 shares and the selling stockholders will sell an additional 450,000 shares.

   SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OPERATING DATA



     The following tables present summary historical and pro forma consolidated financial and operating data for us and for our predecessor, Tidewater Compression Service, Inc., which we acquired on February 20, 1998, for the periods and dates indicated, as well as our balance sheet data as of March 31, 2001. The summary unaudited pro forma information for the year ended March 31, 2001 gives effect to our acquisition of Weatherford Global and related financing transactions as if they had occurred on April 1, 2000. The pro forma financial data shown in the table below are not necessarily indicative of what our results of operations or financial position would have been had the Weatherford Global acquisition and related financing transactions been completed as of April 1, 2000 or that may be achieved in the future. See "Selected Historical and Pro Forma Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Combined Condensed Statement of Operations" and related notes for more information regarding our historical, pro forma and other financial and operating data.



                                   TIDEWATER COMPRESSION                               UNIVERSAL
                                   (PREDECESSOR COMPANY)      ------------------------------------------------------------
                                 --------------------------   PERIOD FROM
                                               PERIOD FROM    DECEMBER 12,                                      PRO FORMA
                                              APRIL 1, 1997       1997                                             YEAR
                                 YEAR ENDED      THROUGH        THROUGH            YEAR ENDED MARCH 31,           ENDED
                                 MARCH 31,    FEBRUARY 20,     MARCH 31,     --------------------------------   MARCH 31,
                                    1997          1998            1998         1999       2000        2001         2001
                                 ----------   -------------   ------------   --------   --------   ----------   ----------
                                                                      (IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues.......................   $113,886      $ 95,686       $  13,119     $129,498   $136,449   $  232,761   $  443,970
Gross margin(1)................     48,332        47,752           6,891       61,887     68,961      109,583      191,041
Selling, general and
  administrative expenses......     11,004         8,669           1,305       16,863     16,797       21,092       48,711
Depreciation and
  amortization.................     26,163        23,310           1,560       19,314     26,006       33,491       57,813
Operating income(2)............     11,165        15,773           4,026       25,729     26,227       55,000       84,517
Interest expense, net..........         --            --           3,203       29,313     34,327       23,220       20,365
Operating lease expense........         --            --              --           --         --       14,443       38,898
Income tax expense (benefit)...      4,724         6,271             409       (1,031)    (1,994)       3,645       10,435
Income (loss) before
  extraordinary loss...........      7,842        10,759             430       (2,361)    (5,982)       5,112       15,192
Net income (loss)..............      7,842        10,759             430       (2,361)    (5,982)      (4,391)      15,192
OTHER FINANCIAL DATA:
EBITDA, as adjusted(3).........   $ 38,729      $ 40,340       $   5,930     $ 48,435   $ 55,557   $   88,610   $  142,330
Capital expenditures:
  Expansion....................   $(12,464)     $(11,902)      $  (1,820)    $(63,408)  $(49,871)  $  (55,384)         N/A
  Maintenance..................     (4,056)       (5,698)           (218)      (7,626)    (9,920)      (9,901)         N/A
  Other........................      7,684         3,803        (351,107)       8,038     (1,312)      (2,721)         N/A
Cash flows from (used in):
  Operating activities.........   $ 41,923      $ 33,491       $  (1,005)    $ 22,793   $ 47,144   $   88,631          N/A
  Investing activities.........     (8,836)      (13,797)       (353,145)     (62,996)   (61,103)      (3,318)         N/A
  Financing activities.........    (33,121)      (17,870)        356,532       40,748     12,435      (75,282)         N/A
OTHER DATA:
Total number of rental units
  (end of period)..............      2,764         2,780           2,749        2,701      2,645        7,464        7,464
Aggregate horsepower (end of
  period)......................    514,070       537,585         534,075      590,672    686,983    1,885,588    1,885,588
Average horsepower per unit
  (end of period)..............        186           193             194          219        260          253          253
Average horsepower
  utilization(4)...............       77.4%         81.8%           83.9%        80.3%      80.7%        87.6%        87.6%


                                                                MARCH 31,
                                                                   2001
                                                              --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................    $   97,763
Total assets................................................     1,176,256
Total debt(5)...............................................       215,107
Stockholders' equity........................................       652,574

---------------

(1) Gross margin is defined as total revenue less cost of rentals, cost of sales (exclusive of depreciation and amortization), gain on asset sales and interest income.

(2) Operating income is defined as income before income taxes less gain on asset sales and interest income plus non-recurring items, interest expense and operating lease expense.

(3) EBITDA, as adjusted, is defined as net income plus income taxes, interest expense, leasing expense, management fees, depreciation and amortization excluding non-recurring items and extraordinary gains or losses. EBITDA, as adjusted, represents a measure upon which management assesses financial performance, and financial covenants in our current borrowing arrangements are tied to similar measures. The financial covenants in our current financing arrangements permit us to exclude non-recurring and extraordinary gains and losses from our calculation of EBITDA, as adjusted. EBITDA, as adjusted, is not a measure of financial performance under generally accepted accounting principles ("GAAP") and should not be considered an alternative to operating income or net income as an indicator of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Additionally, the EBITDA, as adjusted, computation used herein may not be comparable to other similarly titled measures of other companies.

   The following table reconciles our EBITDA, as adjusted, to net income:


                                TIDEWATER COMPRESSION
                                (PREDECESSOR COMPANY)                              UNIVERSAL
                              --------------------------   ----------------------------------------------------------
                                                           PERIOD FROM
                                            PERIOD FROM    DECEMBER 12,
                                           APRIL 1, 1997       1997                                        PRO FORMA
                              YEAR ENDED      THROUGH        THROUGH           YEAR ENDED MARCH 31,        YEAR ENDED
                              MARCH 31,    FEBRUARY 20,     MARCH 31,     ------------------------------   MARCH 31,
                                 1997          1998            1998         1999       2000       2001        2001
                              ----------   -------------   ------------   --------   --------   --------   ----------
                                                            (IN THOUSANDS)
EBITDA, AS ADJUSTED.........   $ 38,729      $ 40,340        $  5,930     $ 48,435   $ 55,557   $ 88,610    $ 142,330
  Depreciation and
    amortization............    (26,163)      (23,310)         (1,560)     (19,314)   (26,006)   (33,491)     (57,813)
  Operating lease expense...         --            --              --           --         --    (14,443)     (38,898)
  Interest expense, net.....         --            --          (3,203)     (29,313)   (34,327)   (23,220)     (20,365)
  Management fee............         --            --            (328)      (3,200)    (3,200)        --           --
  Other, including non-
    recurring...............         --            --              --           --         --     (8,699)         373
  Income taxes..............     (4,724)       (6,271)           (409)       1,031      1,994     (3,645)     (10,435)
  Extraordinary loss, net...         --            --              --           --         --     (9,503)          --
NET INCOME (LOSS)...........   $  7,842      $ 10,759        $    430     $ (2,361)  $ (5,982)  $ (4,391)   $  15,192


(4) Reflects an average horsepower utilization over each period based upon our total average fleet horsepower.

(5) Includes capital lease obligations and excludes $527.5 million outstanding under our operating lease facilities.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or which we currently consider immaterial may also adversely affect our company. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you could lose part or all of your investment.

RISKS INHERENT IN OUR INDUSTRY

WE DEPEND ON STRONG DEMAND FOR NATURAL GAS, AND A PROLONGED, SUBSTANTIAL REDUCTION IN THIS DEMAND COULD ADVERSELY AFFECT THE DEMAND FOR OUR SERVICES AND PRODUCTS.

     Gas compression operations are significantly dependent upon the demand for natural gas. Demand may be affected by, among other factors, natural gas prices, weather, demand for energy and availability of alternative energy sources. Any prolonged, substantial reduction in the demand for natural gas would, in all likelihood, depress the level of production, exploration and development activity and result in a decline in the demand for our compression services and products. Similarly, a decrease in capital spending by our customers could result in reduced demand for our fabrication services or our parts sales and service business. These events could materially adversely affect our business, results of operations and financial condition.

WE INTEND TO CONTINUE TO MAKE SUBSTANTIAL CAPITAL INVESTMENTS TO IMPLEMENT OUR BUSINESS STRATEGY, WHICH MAY REDUCE FUNDS AVAILABLE FOR OTHER OPERATIONS.

     We anticipate that we will continue to make substantial capital investments to expand our compressor rental fleet. For the year ended March 31, 2001, net of asset sales (other than under our operating leases), we invested approximately $68.0 million in capital investments, excluding acquisitions. We expect to spend between $180 and $220 million on capital expenditures during the current fiscal year 2002, excluding acquisitions. Historically, we have financed these investments through internally generated funds, debt offerings and our credit facility and lease financings. These significant capital investments require cash that we could otherwise apply to other business needs. However, if we do not incur these expenditures while our competitors make substantial fleet investments, our market share may decline and our business may be adversely affected. In addition, if we are unable to generate sufficient cash internally or obtain alternative sources of capital, it could materially adversely affect our results of operations, financial condition and growth.

WE MAY NOT BE SUCCESSFUL IN IMPLEMENTING OUR BUSINESS STRATEGY, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO FINANCE OUR FUTURE GROWTH.

     Our ability to implement our business strategy successfully depends upon a number of factors including competition, availability of working capital and general economic conditions. Significant elements of our business strategy include growth of our market share and broader participation in the international market for compression services. We cannot assure you that we will succeed in implementing our strategy or be able to obtain financing for this strategy on acceptable terms. The indenture governing our 9 7/8% senior discount notes and our new revolving credit facility and operating lease facilities substantially limit our ability to incur additional debt to finance our growth strategy. See "Business -- Growth Strategy."

MOST OF OUR COMPRESSOR LEASES HAVE SHORT INITIAL TERMS, AND WE WOULD NOT RECOUP THE COSTS OF OUR INVESTMENT IF WE WERE UNABLE TO SUBSEQUENTLY LEASE THE COMPRESSORS.

     In most cases, the initial terms of our compressor leases with customers are short, with the most common initial term being six months and continuing on a month-to-month basis thereafter at the election of the customer. The initial terms of our leases are too short to enable us to recoup the average cost of acquiring or fabricating compressors under currently prevailing lease rates. As a result, we assume substantial risk of not recovering our entire investment in the equipment we acquire or fabricate. Although we historically have been successful in subsequently leasing our compressors, we may not be able to continue to do so and a substantial number of our rental customers could terminate their leases at approximately the same time. Even if we are successful in re-leasing our compressors as we have been in the past, we may not be able to obtain favorable rental rates. This would have an adverse effect on our revenues.

WE DO NOT INSURE AGAINST ALL POTENTIAL LOSSES AND COULD BE SERIOUSLY HARMED BY UNEXPECTED LIABILITIES.

     Natural gas service operations are subject to inherent risks such as equipment defects, malfunction and failures and natural disasters which can result in uncontrollable flows of gas or well fluids, fires and explosions. These risks could expose us to substantial liability for personal injury, wrongful death, property damage, pollution and other environmental damages. Although we have obtained insurance against many of these risks, there can be no assurance that our insurance will be adequate to cover our liabilities. Further, insurance covering the risks we face or in the amounts we desire may not be available in the future or, if available, the premiums may not be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be materially adversely affected.

WE ARE SUBJECT TO SUBSTANTIAL ENVIRONMENTAL REGULATION, AND CHANGES IN THESE REGULATIONS COULD INCREASE OUR COSTS OR LIABILITIES.

     We are subject to stringent and complex foreign, federal, state and local laws and regulatory standards, including laws and regulations regarding the discharge of materials into the environment, emission controls and other environmental protection and occupational health and safety concerns. See "Business -- Environmental and Other Regulations." Environmental laws and regulations may, in certain circumstances, impose strict liability for environmental contamination, rendering us liable for remediation costs, natural resource damages and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior owners or operators or other third parties. In addition, where contamination may be present, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury, property damage and recovery of response costs. Remediation costs and other damages arising as a result of environmental laws and regulations, and costs associated with new information, changes in existing environmental laws and regulations or the adoption of new environmental laws and regulations could be substantial and could have a material adverse effect on our business, financial condition or results of operations. Moreover, failure to comply with these environmental laws and regulations may result in the imposition of administrative, civil and criminal penalties.

     We currently are engaged in remediation and monitoring activities with respect to some of our properties. The cost of these activities has not been, and we currently do not expect it to be, material to us. We believe that former owners and operators of some of these properties may be responsible under environmental laws and contractual agreements to pay for or perform some of these activities, or to indemnify us for some of our remediation costs. There can be no assurance that these other entities will fulfill their legal or contractual obligations, and their failure to do so could result in material costs to us.

     We routinely deal with natural gas, oil and other petroleum products. As a result of our engineered products and overhaul and field operations, we generate, manage and dispose of or recycle hazardous wastes and substances such as solvents, thinner, waste paint, waste oil, washdown wastes and sandblast material. Although it is our policy to use generally accepted operating and disposal practices in accordance with applicable environmental laws and regulations, hydrocarbons or other hazardous substances or wastes may have been disposed or released on, under or from properties owned, leased or operated by us or on or under other locations where such substances or wastes have been taken for disposal. These properties may be subject to investigatory, remediation and monitoring requirements under foreign, federal, state and local environmental laws and regulations.

     We believe that our operations are in substantial compliance with applicable environmental laws and regulations. Nevertheless, the modification or interpretation of existing environmental laws or regulations, the more vigorous enforcement of existing environmental laws or regulations, or the adoption of new environmental laws or regulations may also negatively impact oil and natural gas exploration and production companies, which in turn could have a material adverse effect on us and other similarly situated service companies.

WE FACE SIGNIFICANT COMPETITION THAT MAY CAUSE US TO LOSE MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE.

     The natural gas compression rental service, equipment fabrication, and parts sales and service businesses are highly competitive. Many of our competitors also offer a wide range of compressors for sale or lease, and there are low barriers to entry for individual projects. In addition, we compete with several large national and multinational companies which provide compression services to third parties, many of which have greater financial and other resources than we do. If our competitors substantially increase the resources they devote to the development and marketing of competitive products and services, we may not be able to compete effectively. In addition, in our Weatherford Global acquisition, we acquired most, but not all, of the compression operations of Weatherford International Inc. Weatherford retained certain foreign compression assets that it acquired in a recent acquisition and is not contractually restricted from competing with us.

RISKS SPECIFIC TO OUR COMPANY

WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE WEATHERFORD GLOBAL INTO OUR BUSINESS, WHICH COULD CAUSE US NOT TO REALIZE ALL OF THE EXPECTED BENEFITS OF THE WEATHERFORD GLOBAL ACQUISITION.

     Our Weatherford Global acquisition was significantly larger than any of our previous acquisitions and doubled our size. Integrating Weatherford Global's business into ours is an ongoing process involving a number of potential challenges and costs, including combining, reducing and relocating workforces, facilities and offices and combining systems, processes, administrative functions and corporate cultures. Management issues facing our company are likely to be more complex and challenging than those faced by us prior to our acquisition of Weatherford Global. In addition, we acquired in that acquisition significant foreign operations in areas where we have little or no prior operating experience. The integration process could cause operational difficulties, divert the attention of our management away from managing our business to the assimilation of the operations and personnel of Weatherford Global and have adverse effects on our operating results. Furthermore, if our integration of Weatherford Global is not successful, we may lose personnel, not be able to retain our customer base to the extent expected and experience increased costs and reduced revenues.

WE MAY NOT ACHIEVE ALL OF THE COST SAVINGS AND OTHER SYNERGIES WE EXPECT TO RESULT FROM OUR RECENT WEATHERFORD GLOBAL ACQUISITION.

     We expect the integration of Weatherford Global into our business to result in significant cost savings. However, our success in realizing these cost savings, and the timing of this realization, depends on the quality and speed of the integration of our two companies. Although we have realized the benefit of some of these costs savings, we may not realize the remaining cost savings that we anticipate from integrating our operations as quickly or as fully as we expect for a number of reasons, including:

     - the large size and broad geographic presence and the resulting complexity of our company following the Weatherford Global acquisition;

     - our lack of operating experience in several international areas added in the Weatherford Global acquisition;

     - errors in our planning or integration;

     - loss of key personnel;

     - information technology systems failure;

     - unexpected events such as major changes in the markets in which we operate; and

     - costs associated with the acquisition and integration of Weatherford Global into our business may exceed our current expectations.

     Further, our ability to realize cost savings could be affected by a number of factors beyond our control, such as general economic conditions and regulatory developments.

WE ARE HIGHLY LEVERAGED AND VULNERABLE TO INTEREST RATE INCREASES.


     As of June 1, 2001, we had approximately $795.1 million in outstanding indebtedness, including capital leases and operating lease facilities. Of this amount, approximately $88 million bears interest at floating rates. As of that date, we also had unused availability of approximately $173.5 million ($114 million under our new revolving credit facility, subject to commitment of the additional $15 million, and approximately $59.5 million under our new asset-backed securitization operating lease facility). Both the interest payments under our new credit facility and a portion of the lease payments under our new operating lease facilities bear interest at a floating rate (based on a base rate or LIBOR, at our option, in the case of the credit facility, and based on LIBOR, in the case of the operating lease facility), plus a variable amount depending on our operating results. Changes in economic conditions could result in higher interest and lease payment rates, thereby increasing our interest expense and lease payments and reducing our funds available for capital investment, operations or other purposes. If, during the term of the operating lease facilities, the realizable value of the equipment under the facilities is insufficient to satisfy the obligations under the facilities, we may be required to record a loss for our residual value guarantees and may have insufficient funds to provide for repayment of our obligations. Our significant leverage increases our vulnerability to general adverse economic and industry conditions. In addition, a substantial portion of our cash flow must be used to service our debt and lease obligations, which may affect our ability to make acquisitions or capital expenditures.


OUR FINANCING ARRANGEMENTS CONTAIN RESTRICTIONS THAT MAY LIMIT OUR ABILITY TO FINANCE FUTURE OPERATIONS OR ENGAGE IN ATTRACTIVE BUSINESS TRANSACTIONS.

     Substantially all of our assets are pledged as collateral under our new credit facility and our new operating lease facilities, each of which contains covenants that restrict our operations. The indenture governing our 9 7/8% senior discount notes also contains restrictive covenants. These covenants place limitations on, among other things, our ability to enter into acquisitions, asset sales and operating lease transactions, and to incur additional indebtedness and create liens. These covenants could hinder our flexibility and restrict our ability to take advantage of market opportunities or respond to changing market conditions. In addition, the completion of this offering will result in a change of control under the indenture governing our 9 7/8% senior discount notes. As a result, each holder of the 9 7/8% senior discount notes will have the right to require us to repurchase their notes at a price equal to 101% of the accreted value, plus accrued and unpaid interest, if any, to the date of the repurchase. To the extent that holders of the 9 7/8% senior discount notes require us to repurchase the notes, we currently intend to finance the repurchase through our new revolving credit facility and operating lease facilities, which may reduce our funds available for our other business needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

OUR INTERNATIONAL OPERATIONS, WHICH INCREASED SIGNIFICANTLY AS A RESULT OF OUR WEATHERFORD GLOBAL ACQUISITION, SUBJECT US TO RISKS THAT ARE DIFFICULT TO PREDICT.

     For the year ended March 31, 2001, we derived approximately 16.0% of our revenues from international operations. We have limited operating experience in some of the international regions we acquired through our Weatherford Global acquisition, including Canada and Thailand. We intend to continue to expand our business in Canada, Latin America and Southeast Asia and, ultimately, into other international markets.

     Our international operations are affected by global economic and political conditions, and we may encounter difficulties managing our international operations. Changes in economic or political conditions and in legal or regulatory requirements in any of the countries in which we operate could result in exchange rate movement, new currency or exchange controls, expropriation or other trade restrictions, including tariffs, being imposed on our operations. Many of these factors are outside of our control. In addition, the financial condition of foreign customers may not be as strong as that of our current domestic customers.

WEATHERFORD'S VOTING POWER WILL INCREASE AS A RESULT OF THIS OFFERING, WHICH MAY GIVE IT THE ABILITY TO CONTROL THE OUTCOME OF MATTERS SUBMITTED TO A VOTE OF OUR STOCKHOLDERS, AND THUS LIMIT THE RIGHTS OF OUR OTHER STOCKHOLDERS TO INFLUENCE OUR AFFAIRS.

     Currently, an affiliate of Weatherford beneficially owns approximately 48% of our outstanding common stock. Following this offering, Weatherford will beneficially own approximately 46% of our outstanding common stock. Pursuant to a voting agreement entered into concurrently with our acquisition of Weatherford Global, Weatherford agreed to limit its voting power to 33 1/3% of our outstanding common stock, subject to certain conditions. The sale of shares by Castle Harlan in this offering will result in a termination of the voting agreement, giving Weatherford voting control over the full 46% of our shares that it will own following this offering.

     In addition to its voting control, Weatherford and its affiliates are entitled to designate three persons to serve on our board of directors for so long as they own at least 20% of our outstanding common stock. If Weatherford's ownership falls below 20%, Weatherford may designate only two directors. If Weatherford's ownership falls below 10%, it will no longer have the right to designate directors to our board. Currently, Bernard J. Duroc-Danner, Curtis W. Huff and Uriel E. Dutton are serving as Weatherford's designees to our board. Castle Harlan also is entitled currently to designate a total of three persons to our board of directors. Although it will lose this right following this offering, its current designees, John K. Castle and William M. Pruellage, are serving terms that do not expire until our 2003 annual meeting of stockholders.

     This increased voting power, significant stock ownership and board representation gives Weatherford the ability to exercise substantial influence over our ownership, policies, management and affairs and significant control over actions requiring approval of our stockholders. Weatherford's interests could conflict with our other stockholders. See "Related Transactions" for further information regarding our relationship with Weatherford.

SALES OF A SIGNIFICANT NUMBER OF SHARES OF OUR COMMON STOCK COULD DEPRESS OUR STOCK PRICE.

     Sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock, particularly as our stock is thinly traded. Upon completion of this offering, we will have 29,978,137 shares of common stock outstanding (30,203,137 shares if the underwriters' overallotment option is exercised in full), all of which are freely tradeable without restriction or further registration under the Securities Act unless they are held by persons deemed to be our "affiliates" or acting as "underwriters," as those terms are defined in the Securities Act. We, our executive officers and directors, and some of our other significant stockholders have agreed not to sell any shares of common stock for a period of 90 days from the date of this prospectus without the consent of Merrill Lynch. We had reserved 3,012,421 shares of our common stock for issuance under our incentive stock option plan, and options covering 1,775,294 of these shares are outstanding as of May 1, 2001. In addition, the shares of our common stock issued to a subsidiary of Weatherford in our acquisition of Weatherford Global and to some of our other stockholders, including the remaining shares held by Castle Harlan following this offering, are subject to demand and piggyback registration rights and may be resold at anytime. Any shares issued in our pending acquisition of KCI (up to 727,273 shares) also will be subject to registration rights following the lock-up period. The sale of a substantial number of shares within a short period of time could cause our stock price to decrease, making it more difficult for us to raise funds through future offerings of our common stock and to acquire businesses using our stock as consideration.

THE MARKET PRICE OF OUR COMMON STOCK IS VOLATILE.

     Historically, the market price of common stock of companies engaged in the natural gas industry has been highly volatile. Similarly, the market price of our common stock has varied significantly since our initial public offering in May 2000. In particular, changes in natural gas prices or in the demand for natural gas could affect the price of our common stock.

WE MAY NOT BE SUCCESSFUL IN IDENTIFYING POTENTIAL ACQUISITION CANDIDATES AND IT MAY BE MORE DIFFICULT OR EXPENSIVE TO COMPLETE FUTURE ACQUISITIONS USING OUR STOCK AS CONSIDERATION IF OUR STOCK PRICE DECREASES.

     In accordance with our business strategy, we intend to pursue the acquisition of other companies, assets and product lines that either complement or expand our existing business. We are unable to predict whether or when any suitable candidate will become available or the likelihood of a material acquisition being completed.

     Even if we are able to identify acceptable acquisition candidates, the acquisition of a business involves a number of potential risks, including the diversion of management's attention away from managing our business to the assimilation of the operations and personnel of the acquired business and possible short-term adverse effects on our operating results during the integration process. In addition, we may seek to finance any such acquisition through the issuance of new debt and/or equity securities. Alternatively, a substantial portion of our financial resources could be used to complete any large acquisition for cash, which would reduce our funds available for capital investment, operations or other activities.

WE ARE DEPENDENT ON PARTICULAR SUPPLIERS AND ARE VULNERABLE TO PRODUCT SHORTAGES AND PRICE INCREASES.

     As a consequence of having a highly standardized fleet, some of the components used in our products are obtained from a single source or a limited group of suppliers. Our reliance on these suppliers involves several risks, including price increases, inferior component quality and a potential inability to obtain an adequate supply of required components in a timely manner. The partial or complete loss of certain of these sources could have at least a temporary material adverse effect on our results of operations and could damage our customer relationships. Further, a significant increase in the price of one or more of these components could have a material adverse effect on our results of operations.

OUR OPERATIONS MAY BE ADVERSELY AFFECTED BY SIGNIFICANT FLUCTUATIONS IN THE VALUE OF THE U.S. DOLLAR.

     Our revenues from international operations and, as a result, our exposure to currency exchange rate fluctuations, have increased as a result of our Weatherford Global acquisition. Although we attempt to match costs and revenues in local currencies, we anticipate that as we continue our expansion on a global basis, there may be many instances in which costs and revenues will not be matched with respect to currency denomination. As a result, we expect that increasing portions of our revenues, costs, assets and liabilities will be subject to fluctuations in foreign currency valuations. Although we may use foreign currency forward contracts or other currency hedging mechanisms from time to time to minimize our exposure to currency exchange rate fluctuations, we may not elect or have the ability to implement hedges or, if we do implement them, that they will achieve the desired effect. We may experience economic losses and a negative impact on earnings or net assets solely as a result of foreign currency exchange rate fluctuations. Further, the markets in which we operate could restrict the removal or conversion of the local or foreign currency, resulting in our inability to hedge against these risks.

WE ARE A HOLDING COMPANY AND RELY ON OUR SUBSIDIARIES FOR OPERATING INCOME.

     We are a holding company and, as such, we derive all of our operating income from our operating subsidiary and its subsidiaries. We do not have any significant assets other than the stock of our operating subsidiary. Consequently, we are dependent on the earnings and cash flow of our subsidiaries to meet our obligations and pay dividends. Our subsidiaries are separate legal entities that are not legally obligated to make funds available to us, and in some cases may be contractually restricted from doing so. We cannot assure you that our subsidiaries will be able to, or be permitted to, pay to us amounts necessary to meet our obligations or to pay dividends.

A THIRD PARTY COULD BE PREVENTED FROM ACQUIRING CONTROL OF US BECAUSE OF THE ANTI-TAKEOVER PROVISIONS IN OUR CHARTER AND BYLAWS.

     There are provisions in our restated certificate of incorporation and bylaws that may make it more difficult for a third party to acquire control of us, even if a change in control would result in the purchase of your shares at a premium to the market price or would otherwise be beneficial to you. For example, our restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, provisions of our restated certificate of incorporation, such as a staggered board of directors and limitations on the removal of directors, no stockholder action by written consent and limitations on stockholder proposals at meetings of stockholders, could make it more difficult for a third party to acquire control of us. Delaware corporation law may also discourage takeover attempts that have not been approved by our board of directors.

WE DO NOT EXPECT TO PAY DIVIDENDS.

     We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. In addition, our ability to pay dividends is restricted by our credit facility, the indenture governing our 9 7/8% senior discount notes and our operating lease facilities and other financing arrangements.

GOODWILL AND OTHER ASSETS REPRESENT A SUBSTANTIAL PERCENTAGE OF OUR ASSETS, THE AMORTIZATION OF WHICH WILL ADVERSELY AFFECT OUR EARNINGS.

     As of March 31, 2001, our balance sheet reflected $294.4 million of goodwill and other assets, net of amortization, which includes a preliminary allocation of goodwill of approximately $164.5 million added in connection with our acquisition of Weatherford Global. We had total assets as of March 31, 2001 of $1,176 million. Amortization of goodwill and other assets will have a negative impact on our earnings. In addition, we periodically evaluate whether events and circumstances have occurred that indicate the remaining balance of these assets may not be recoverable or should be amortized over a shorter period. When factors indicate that assets should be evaluated for possible impairment, we may be required to reduce the carrying value of these assets. When factors indicate that these assets will be valuable for a period shorter than originally anticipated, we may be required to amortize a larger portion of the remaining balance of these assets over a shorter remaining life. The reduction in carrying value or amortization period could have a material adverse effect on our results of operations.

YOU SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, AS OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN OUR FORWARD-LOOKING STATEMENTS.

     This prospectus contains forward-looking statements about our operations, economic performances and financial condition. These statements are based on a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect our results of operations.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this prospectus are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of management for future operations. You can identify many of these statements by looking for words such as "believes," "expects," "will," "intends," "projects," "anticipates," "estimates," "continues" or similar words or the negative thereof.

     Forward-looking statements in this prospectus include, without limitation:

     - anticipated cost savings and other synergies resulting from our acquisition of Weatherford Global and other businesses;

     - the sufficiency of our available cash flows to fund our continuing operations;

     - anticipated synergies, future revenues and EBITDA, as adjusted, resulting from our acquisitions of Weatherford Global, Gas Compression Services, Inc., IEW Compression, Inc. and other businesses, and our pending acquisitions of KCI and Louisiana Compressor Maintenance;


     - capital improvements;

     - the expected amount of capital expenditures;

     - our future financial position;

     - the future value of our equipment;

     - our growth strategy and projected costs; and

     - plans and objectives of our management for our future operations.

     These forward-looking statements are subject to various risks and uncertainties that could cause our actual results to differ materially from those anticipated as of the date of this prospectus. The risks related to our business described under "Risk Factors" and elsewhere in this prospectus could cause our actual results to differ from those described in, or otherwise projected or implied by, the forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to be correct. Important factors that could cause our actual results to differ materially from the expectations reflected in these forward-looking statements include, among other things:


     - our inability to successfully integrate the business of Weatherford Global and other businesses that we have acquired or may acquire in the future, including KCI and Louisiana Compressor Maintenance;


     - conditions in the oil and gas industry, including the demand for natural gas and the impact of the price of natural gas;

     - competition among the various providers of compression services and products;

     - changes in safety and environmental regulations pertaining to the production and transportation of natural gas;

     - changes in economic or political conditions in operating markets;

     - introduction of competing technologies by other companies;

     - our ability to retain and grow our customer base;

     - employment workforce factors, including loss of key employees; and

     - liability claims related to the use of our products and services.

     All subsequent written and oral forward-looking statements made by us or on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. The forward-looking statements included in this prospectus are only made as of the date of this prospectus and we undertake no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

                                USE OF PROCEEDS


     We estimate that the net proceeds to us from the sale of the 1,500,000 shares of common stock we are offering will be approximately $47.5 million. If the underwriters fully exercise their overallotment option, the net proceeds to us will be approximately $54.8 million. For the purpose of estimating net proceeds, we are assuming that the offering price will be $34.03 per share (the last sales price of our common stock as reported by the New York Stock Exchange on June 13, 2001). "Net proceeds" is what we expect to receive after we pay the underwriting discount and other estimated expenses for this offering.


     We will not receive any portion of the proceeds from the sale of shares of common stock by the selling stockholders.


     We expect to use the net proceeds to us from this offering for our pending acquisitions of KCI and Louisiana Compressor Maintenance. These acquisitions are subject to various closing conditions, and there can be no assurance that either or both will be consummated. Consummation of these acquisitions is not a condition to this offering. If one or both of these acquisitions is not consummated, we expect to use any remaining net proceeds to repay a portion of the amounts outstanding under our asset-backed securitization operating lease facility, which we entered into in February 2001, and for general corporate purposes. Pending these uses, we may invest these proceeds temporarily in short-term, investment grade, interest-bearing securities or guaranteed obligations of the U.S. government. The lease payments under our asset-backed securitization operating lease facility are based on a variable rate which, as of March 31, 2001, was 6.9% per year, and the maturity of the leases under this facility range from three to eight years. Amounts repaid under this facility may subsequently be reborrowed to finance future acquisitions or for other corporate or working capital purposes.


                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the New York Stock Exchange under the symbol "UCO." The following table sets forth the range of high and low sale prices for our common stock for the periods indicated, beginning on May 24, 2000, the first day of trading for our common stock:


                                                                PRICE RANGE
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
Quarter Ended:
  June 30, 2000.............................................  $35.50   $20.63
  September 30, 2000........................................   34.13    22.13
  December 31, 2000.........................................   39.50    25.50
  March 31, 2001............................................   40.50    31.88
  June 30, 2001 (through June 13th).........................   37.95    27.50



     On June 13, 2001, the closing price of our common stock was $34.03 per share. As of June 1, 2001, there were approximately 435 holders of record of our common stock.


                                DIVIDEND POLICY

     We have never declared or paid any cash dividends to our stockholders and do not plan to pay any cash dividends in the foreseeable future. We currently intend to retain our earnings for use in the operation and expansion of our business. Furthermore, our credit facility, operating lease facilities, senior notes indenture and other financing arrangements restrict the payment of dividends. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant.

                                 CAPITALIZATION


     The following table sets forth our capitalization as of March 31, 2001 on an actual basis and as adjusted to give effect to the issuance of 1,500,000 shares of common stock by us in this offering at an assumed public offering price of $34.03 per share (the last sales price as reported by the New York Stock Exchange on June 13, 2001) and the receipt of the proceeds to us from this offering, after deducting underwriting discounts payable by us and estimated offering expenses.



     You should read the following table in conjunction with "Selected Historical and Pro Forma Consolidated Financial and Operating Data" and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.



                                                                AS OF MARCH 31, 2001
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(4)
                                                              --------   --------------
                                                              (IN THOUSANDS, EXCEPT FOR
                                                                   SHARE AMOUNTS)
Cash and cash equivalents...................................  $ 12,279      $ 59,772
                                                              ========      ========
Long-term debt, including current portion:
  Revolving credit facility(1)..............................        --            --
  9 7/8% senior discount notes(2)...........................   200,800       200,800
  Other.....................................................     5,291         5,291
                                                              --------      --------
          Total long-term debt(3)...........................  $206,091      $206,091
                                                              --------      --------
Stockholders' equity:
  Common stock, $0.01 par value, 200,000,000 shares
     authorized; 28,491,379 shares issued and 28,478,137
     shares outstanding; 29,991,379 shares issued and
     29,978,137 shares outstanding as adjusted..............   652,574       700,067
                                                              --------      --------
          Total capitalization..............................  $858,665      $906,158
                                                              ========      ========


---------------

(1) $125 million facility with $110 million currently committed for future borrowings and $15 million of additional commitment expected to be available upon payment of additional fees.

(2) Our 9 7/8% senior discount notes accrete interest through February 14, 2003, with the first semi-annual cash interest payment to be made August 15, 2003.

(3) The table above excludes our operating lease facility and asset-backed securitization operating lease facility. These lease obligations are represented in the table below at the estimated residual value guarantee of 82% of the amount funded under our operating lease facility and 85% of the amount funded under our asset-backed securitization operating lease facility. Subject to restrictions contained in both agreements, we currently have $64.5 million available under our asset-backed securitization operating lease facility and up to $354 million available under our operating lease facility.

                                                             AS OF
                                                         MARCH 31, 2001
                                                         --------------
                                                         (IN THOUSANDS)
Operating lease facility..............................      $427,000
Asset-backed securitization operating lease
  facility............................................       100,500
                                                            --------
          Total.......................................      $527,500
                                                            ========


(4) As adjusted to reflect the receipt of the estimated $47.5 million net proceeds to us from this offering as cash and the corresponding increase to stockholders' equity. The proceeds will be used to finance our pending acquisitions of KCI and Louisiana Compressor Maintenance, together with an additional approximately $57.4 million that we will fund under our operating leases or our revolving credit facility for these acquisitions and, at our election, the issuance of up to 727,273 shares of our common stock or an additional $18.8 million in cash for our acquisition of KCI. The number of shares that may be issued in the KCI acquisition will depend on the closing price of our shares for a specified period prior to the closing of that acquisition. These transactions are subject to various closing conditions, including regulatory approvals. If either or both of these acquisitions is not consummated, we expect to use any remaining net proceeds to repay a portion of the amounts outstanding under our asset-backed securitization operating lease facility and for general corporate purposes. Amounts repaid under this facility may subsequently be reborrowed to finance future acquisitions or for other corporate or working capital purposes. See "Use of Proceeds."

              SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL

                                 AND OPERATING DATA


     The following selected historical and pro forma consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes and unaudited pro forma financial information and related notes included elsewhere in this prospectus. The selected historical financial and operating data for Tidewater Compression, our predecessor, as of and for the year ended March 31, 1997 and for the period from April 1, 1997 through February 20, 1998 and the selected historical financial data as of and for the 39-day period ending March 31, 1998 and for the three years in the period ended March 31, 2001 have been derived from the respective audited financial statements. The unaudited pro forma information gives effect to our acquisition of Weatherford Global and related financing transactions as if they had occurred on April 1, 2000, and has been derived from the unaudited pro forma statement of operations for the year ended March 31, 2001 and the related notes. The pro forma financial data shown in the table below are not necessarily indicative of what our results of operations or financial position would have been had the Weatherford Global acquisition and related financing transactions been completed as of April 1, 2000 or that may be achieved in the future. The consolidated financial statements and report thereon and unaudited pro forma statement of operations for the year ended March 31, 2001 are included elsewhere in this prospectus.



                                    TIDEWATER COMPRESSION                               UNIVERSAL
                                    (PREDECESSOR COMPANY)      -----------------------------------------------------------
                                  --------------------------   PERIOD FROM
                                                PERIOD FROM    DECEMBER 12,
                                               APRIL 1, 1997       1997                                         PRO FORMA
                                  YEAR ENDED      THROUGH        THROUGH           YEAR ENDED MARCH 31,         YEAR ENDED
                                  MARCH 31,    FEBRUARY 20,     MARCH 31,     -------------------------------   MARCH 31,
                                     1997          1998          1998(6)        1999       2000       2001         2001
                                  ----------   -------------   ------------   --------   --------   ---------   ----------
                                                                (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues........................   $113,886      $ 95,686       $  13,119     $129,498   $136,449   $ 232,761    $443,970
Gross margin(1).................     48,332        47,752           6,891       61,887     68,961     109,583     191,041
Selling, general and
  administrative expenses.......     11,004         8,669           1,305       16,863     16,797      21,092      48,711
Depreciation and amortization...     26,163        23,310           1,560       19,314     26,006      33,491      57,813
Operating income(2).............     11,165        15,773           4,026       25,729     26,227      55,000      84,517
Interest expense, net...........         --            --           3,203       29,313     34,327      23,220      20,365
Operating lease expense.........         --            --              --           --         --      14,443      38,898
Income tax expense (benefit)....      4,724         6,271             409       (1,031)    (1,994)      3,645      10,435
Income (loss) before
  extraordinary items...........      7,842        10,759             430       (2,361)    (5,982)      5,112      15,192
Net income (loss)...............      7,842        10,759             430       (2,361)    (5,982)     (4,391)     15,192
OTHER FINANCIAL DATA:
EBITDA, as adjusted(3)..........   $ 38,729      $ 40,340       $   5,930     $ 48,435   $ 55,557   $  88,610    $142,330
Acquisitions(4)(5)..............         --            --         351,872           --         --     464,761      55,338
Capital expenditures:
  Expansion.....................   $(12,464)     $(11,902)      $  (1,820)    $(63,408)  $(49,871)  $ (55,384)        N/A
  Maintenance...................     (4,056)       (5,698)           (218)      (7,626)    (9,920)     (9,901)        N/A
  Other.........................      7,684         3,803        (351,107)       8,038     (1,312)     (2,721)        N/A
Cash flows from (used in):
  Operating activities..........   $ 41,923      $ 33,491       $  (1,005)    $ 22,793   $ 47,144   $  88,631         N/A
  Investing activities..........     (8,836)      (13,797)       (353,145)     (62,996)   (61,103)     (3,318)        N/A
  Financing activities..........    (33,121)      (17,870)        356,532       40,748     12,435     (75,282)        N/A


                                             TIDEWATER COMPRESSION                     UNIVERSAL
                                             (PREDECESSOR COMPANY)    -------------------------------------------
                                             ----------------------                 AS OF MARCH 31,
                                                AS OF MARCH 31,       -------------------------------------------
                                                      1997              1998       1999       2000        2001
                                             ----------------------   --------   --------   --------   ----------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital(7).........................         $ 13,953          $ 13,882   $ 23,742   $  7,209   $   97,763
Total assets...............................          257,090           380,226    437,991    469,942    1,176,256
Total debt(8)..............................          194,371           286,862    344,677    377,485      215,107(9)
Stockholders' equity.......................           57,547            81,680     80,774     74,677      652,574

---------------

(1) Gross margin is defined as total revenue less cost of rentals, cost of sales (exclusive of depreciation and amortization), gain on asset sales and interest income.

(2) Operating income is defined as income before income taxes less gain on asset sales and interest income plus non-recurring items, interest expense and operating lease expense.

(3) EBITDA, as adjusted, is defined as net income plus income taxes, interest expense, leasing expense, management fees, depreciation and amortization excluding non-recurring items and extraordinary gains or losses. EBITDA, as adjusted, represents a measure upon which management assesses financial performance, and financial covenants in our current borrowing arrangements are tied to similar measures. The financial covenants in our current financing arrangements permit us to exclude non-recurring and extraordinary gains and losses from our calculation of EBITDA, as adjusted. EBITDA, as adjusted, is not a measure of financial performance under GAAP and should not be considered an alternative to operating income or net income as an indicator of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Additionally, the EBITDA, as adjusted, computation used herein may not be comparable to other similarly titled measures of other companies.

   The following table reconciles our EBITDA, as adjusted, to net income:


                                 TIDEWATER COMPRESSION
                                 (PREDECESSOR COMPANY)                              UNIVERSAL
                               --------------------------   ----------------------------------------------------------
                                                            PERIOD FROM
                                             PERIOD FROM    DECEMBER 12,
                                            APRIL 1, 1997       1997                                        PRO FORMA
                               YEAR ENDED      THROUGH        THROUGH           YEAR ENDED MARCH 31,        YEAR ENDED
                               MARCH 31,    FEBRUARY 20,     MARCH 31,     ------------------------------   MARCH 31,
                                  1997          1998            1998         1999       2000       2001        2001
                               ----------   -------------   ------------   --------   --------   --------   ----------
                                                                   (IN THOUSANDS)
EBITDA, AS ADJUSTED..........   $ 38,729      $ 40,340        $  5,930     $ 48,435   $ 55,557   $ 88,610    $142,330
  Depreciation and
    amortization.............    (26,163)      (23,310)         (1,560)     (19,314)   (26,006)   (33,491)    (57,813)
  Operating lease expense....         --            --              --           --         --    (14,443)    (38,898)
  Interest expense, net......         --            --          (3,203)     (29,313)   (34,327)   (23,220)    (20,365)
  Management fee.............         --            --            (328)      (3,200)    (3,200)        --          --
  Other, including
    non-recurring............         --            --              --           --         --     (8,699)        373
  Income taxes...............     (4,724)       (6,271)           (409)       1,031      1,994     (3,645)    (10,435)
  Extraordinary loss, net....         --            --              --           --         --     (9,503)         --
NET INCOME (LOSS)............   $  7,842      $ 10,759        $    430     $ (2,361)  $ (5,982)  $ (4,391)   $ 15,192


(4) On February 20, 1998, we acquired 100% of the voting securities of Tidewater Compression for approximately $350.0 million. The results of Tidewater Compression's operations have been included in our operations from the date of the acquisition.

(5) In April 2000, we acquired all of the outstanding stock of Spectrum Rotary Compression Inc. from Energy Spectrum Partners LP in exchange for 287,723 shares of our common stock. Spectrum added approximately 11,600 horsepower to our fleet and provided us with an increased presence in the screw compressor market.

    On September 15, 2000, we completed the acquisition of Gas Compression Services, Inc. for a combination of approximately $12 million in cash and 1,400,726 shares of our common stock valued at approximately $39 million, the assumption and refinancing of approximately $57 million in debt and operating leases of GCSI, and $6 million of debt related to GCSI's customer equipment financing and associated customer notes receivable. The results of GCSI's operations have been included in our operations from the date of the acquisition.


    On February 9, 2001, we completed our acquisition of Weatherford Global Compression Services and certain related entities, a supplier of natural gas compression equipment and services and a division of Weatherford International, Inc. Under the terms of the agreement, a subsidiary of Weatherford International was merged into our operating subsidiary in exchange for 13.75 million shares of our common stock, which represented approximately 48% of the outstanding shares of the combined company. In connection with the acquisition, Weatherford agreed, subject to certain conditions, to limit its voting rights to 33 1/3% of our voting power for up to two years. In addition, we restructured approximately $323 million in debt and operating leases of Weatherford Global. The transaction was accounted for as a purchase. Prior to closing, Weatherford International acquired the interest of its minority partner in Weatherford Global. Also, Weatherford International retained certain assets and operations related to Weatherford Global's Singapore-based operations and approximately $10 million in accounts receivable.

    On February 28, 2001, we acquired ISS Compression, Inc. and its operating subsidiary, IEW Compression, Inc., for approximately $15 million in cash, which included the concurrent discharge of IEW's debt and operating leases.

(6) Represents our historical consolidated financial statements for the period from December 12, 1997 (inception) through March 31, 1998. However, we had no operations until the acquisition of Tidewater Compression on February 20, 1998.

(7) Working capital is defined as current assets minus current liabilities.

(8) Includes capital lease obligations.

(9) Excludes $527.5 million outstanding under our operating lease facilities.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements, and the notes thereto, and the other financial information appearing elsewhere in this prospectus. The following discussion includes forward-looking statements that involve certain risks and uncertainties. See "Disclosure Regarding Forward-Looking Statements" and "Risk Factors."

GENERAL

     We were formed in December 1997 to acquire all of the outstanding stock of Tidewater Compression Service, Inc. Upon completion of the acquisition in February 1998, Tidewater Compression became our wholly-owned operating subsidiary and changed its name to Universal Compression, Inc. Through this subsidiary, our gas compression service operations date back to 1954.

     During the quarter ended June 30, 2000, we completed an initial public offering of 7,275,000 shares of our common stock (including 275,000 shares of common stock issued pursuant to an overallotment option granted to the underwriters), which provided us with net proceeds (after deducting underwriting discounts and commissions) of approximately $149.2 million. Concurrently with our initial public offering, we implemented a recapitalization pursuant to which all then existing classes of our stock were converted into common stock. We used the proceeds of the offering and the $62.6 million in initial proceeds from an operating lease facility to repay $192.7 million of indebtedness, and the remaining proceeds for working capital and to pay expenses associated with the offering and concurrent financing transactions.


     Since our initial public offering, we have completed four acquisitions. In addition, on May 25, 2001, we entered into an agreement to acquire KCI, a fabricator of large horsepower compressors, and on June 12, 2001, we entered into an agreement to acquire Louisiana Compressor Maintenance, a provider of compressor maintenance and repair services. Our completed acquisitions include Gas Compression Services in September 2000, Weatherford Global and IEW Compression in February 2001, and Compressor Systems International, Inc., the international operations of Compressor Systems, Inc., in April 2001. GCSI added approximately 138,000 horsepower to our fleet and provided us with an increased customer base, additional market segments and additional fabrication capabilities. IEW added approximately 26,000 horsepower to our fleet, as well as important offshore service capabilities. Compressor Systems International added approximately 34,000 horsepower to our fleet in Mexico and Argentina.


     Our Weatherford Global acquisition in February 2001 more than doubled our size. We acquired Weatherford Global, which was the second largest natural gas compression services company in the world in terms of horsepower, for 13,750,000 shares of our common stock (approximately 48% of our then total outstanding shares and 46% following this offering) and the restructuring of approximately $323 million in debt and operating lease obligations. This acquisition added over 950,000 horsepower to our fleet and provided us with a number of important strategic and operational benefits, including expanded international operations, an increased parts sales and service business and cost savings and synergies.


     In addition to these acquisitions, we entered into agreements to acquire KCI on May 25, 2001 and Louisiana Compressor Maintenance on June 12, 2001. In the KCI acquisition, we will pay approximately $22.9 million in cash and, at our election, up to 727,273 shares of our common stock or an additional $18.8 million in cash. Concurrently with the KCI acquisition, we will repay all of KCI's approximately $57 million of indebtedness. KCI, based in Tulsa, Oklahoma, will provide us with significant fabrication expertise and a 100,000 square foot fabrication facility in Tulsa and will add approximately 125,000 horsepower to our rental fleet, primarily in large horsepower units. We will acquire Louisiana Compressor Maintenance for approximately $25 million in cash.


     Currently, we are the second largest provider of natural gas compressor rental, sales, operations, maintenance and fabrication services to the natural gas industry in terms of horsepower, with one of the largest gas compressor fleets in the U.S., and a strong presence in key international markets.

FISCAL YEAR ENDED MARCH 31, 2001 COMPARED TO FISCAL YEAR ENDED MARCH 31, 2000

     Revenues. Our total revenue for the fiscal year ended March 31, 2001 increased $96.4 million, or 70.7%, to $232.8 million, compared to $136.4 million for the fiscal year ended March 31, 2000. Our rental revenues increased by $50.9 million, or 51.8%, to $149.2 million during the fiscal year ended March 31, 2001 from $98.3 million during the fiscal year ended March 31, 2000. Domestic rental revenues increased by $43.1 million, or 51.6%, to $126.7 million during the fiscal year ended March 31, 2001 from $83.6 million during the fiscal year ended March 31, 2000. Our international rental revenues increased by $7.8 million, or 53.1%, to $22.5 million during the fiscal year ended March 31, 2001 from $14.7 million during the fiscal year ended March 31, 2000. The increase in domestic rental revenue primarily resulted from expansion of our rental fleet through the acquisition of GCSI, Weatherford Global and core growth. The increase in international rental revenue resulted from expansion of our international rental fleet primarily through the addition of horsepower from our acquisitions, continued high utilization rates and the impact of our Weatherford Global acquisition. During the quarter ended December 31, 2000, we started our first rental project in Mexico consisting of 10,000 horsepower. This project contributed approximately $4.7 million in one-time turnkey installation revenue.

     Domestic average rented horsepower for the fiscal year ended March 31, 2001 increased by 61.0% to approximately 776,000 horsepower from approximately 482,000 horsepower for the fiscal year ended March 31, 2000. In addition, international average rented horsepower for the fiscal year ended March 31, 2001 increased by 81.6% to approximately 89,000 horsepower from approximately 49,000 horsepower for the fiscal year ended March 31, 2000, primarily through expansion of our international rental fleet, continued high utilization rates and additional service in South America. Our average horsepower utilization rate for the fiscal year ended March 31, 2001 was approximately 87.6%, up from 80.7% in the fiscal year ended 2000. At the end of the quarter, we had approximately 1.9 million available horsepower with an additional 69,000 horsepower operated and maintained for customers. Our average horsepower utilization rate for the quarter ended March 31, 2001 was 88.8% and at March 31, 2001 was approximately 88.4%. These horsepower and utilization amounts include GCSI for the full fourth quarter and Weatherford Global for the 50 days from the date of the merger.

     Our revenue from fabrication increased to $61.8 million from $25.3 million, an increase of 144.3%. The increase in fabrication revenue, consisting mostly of equipment fabrication, for the last half of the fiscal year was due primarily to our acquisitions of GCSI and Weatherford Global. Revenues from fabrication vary quarter to quarter due to the time of completion of the equipment being sold. Our backlog of fabrication projects at the end of the fiscal year ended March 31, 2001 was approximately $34.2 million, compared with a backlog of $11.1 million at the same time a year earlier. From December 31, 2000 to March 31, 2001, our backlog increased $3.7 million.

     Our revenues from parts sales and service increased to $21.5 million during the fiscal year ended March 31, 2001 from $12.7 million during the fiscal year ended March 31, 2000, an increase of 69.3%. The increase for the last half of the fiscal year was due primarily to our acquisitions of GCSI and Weatherford Global.

     As a result of our Weatherford Global acquisition, our parts sales and service segment has become a more significant part of our business. Our parts sales and service revenue increased to $12.6 million from $2.4 million in the quarter ended March 31, 2001, an increase of 425.0% from the prior year period, with a gross margin of $2.2 million on the fiscal year as compared to a gross margin of $0.6 million for the prior year period.

     Gross Margin. Our gross margin (defined as total revenue less rental expense, cost of sales (exclusive of depreciation and amortization), gain on asset sales and interest income) for the fiscal year ended March 31, 2001 increased $40.6 million, or 58.8%, to $109.6 million from gross margin of $69.0 million for the fiscal year ended March 31, 2000. Our rental gross margin for the fiscal year ended March 31, 2001 increased $34.0 million, or 54.1%, to $96.9 million compared to gross margin of $62.9 million for the fiscal year ended March 31, 2000. Rental gross margin increased primarily as the result of our rental revenue growth discussed above and operating cost improvements realized by rental operations. Our fabrication gross margin for the fiscal year ended March 31, 2001 increased $5.6 million, or 164.7%, to $9.0 million compared to a gross margin of $3.4 million for the fiscal year ended March 31, 2000. Fabrication gross margin increased primarily due to strong customer demand, cost reductions and their resulting gross margin effects.

     Our parts sales and service gross margin for the fiscal year ended March 31, 2001 increased $0.8 million or 29.6%, to $3.5 million compared to a gross margin of $2.7 million for the fiscal year ended March 31, 2000. Parts sales and service revenue increased primarily due to our acquisition of Weatherford Global.

     Selling, General and Administrative Expenses. Our selling, general and administrative expenses for the fiscal year ended March 31, 2001 increased $4.3 million compared to the fiscal year ended March 31, 2000. Selling, general and administrative expenses represented 9.1% of revenue for the fiscal year ended March 31, 2001 compared to 12.3% of revenue for the fiscal year ended March 31, 2000. The percentage decrease was primarily due to the approximately $4.7 million in one-time turnkey installation revenues associated with a large rental project in Mexico and the elimination of management fees in connection with our initial public offering in May 2000, in addition to synergies achieved in our acquisitions of GCSI and Weatherford Global. These reductions have been offset partially by increases in certain expenses related to our operating as a publicly traded company.

     EBITDA, as adjusted, for the fiscal year ended March 31, 2001 increased 59.4% to $88.6 million from $55.6 million for the fiscal year ended March 31, 2000, primarily due to increases in horsepower and utilization of the compression rental fleet, gross margin contribution from fabrication and sales, operating cost improvements realized by rental operations, and a decreased percentage of selling, general and administrative expenses, as discussed above. EBITDA, as adjusted, is defined as net income plus income taxes, interest expense, leasing expense, management fees, depreciation and amortization, excluding non-recurring items and extraordinary gains or losses. EBITDA, as adjusted, is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to operating income or net income as an indicator of our operating performance or to net cash provided by operating activities as a measure of its liquidity. Additionally, the EBITDA, as adjusted, computation used herein may not be comparable to other similarly titled measures of other companies. EBITDA, as adjusted, represents a measure upon which management assesses financial performance, and certain covenants in our borrowing arrangements will be tied to similar measures. We believe that EBITDA, as adjusted, is a standard measure of financial performance used for valuing companies in the compression industry. EBITDA, as adjusted, is a useful common yardstick as it measures the capacity of companies to generate cash without reference to how they are capitalized, how they account for significant non-cash charges for depreciation and amortization associated with assets used in the business (the majority of which are long-lived assets in the compression industry), or what their tax attributes may be.

     Non-recurring Charges. During the fiscal year ended March 31, 2001, we incurred non-recurring charges of $8.7 million related to the early termination of a management agreement and a consulting agreement and other related fees in connection with our initial public offering and concurrent financing transactions as well as costs related to facilities and headcount reduction associated with our Weatherford Global acquisition.

     Depreciation and Amortization. Depreciation and amortization increased by $7.5 million to $33.5 million during the fiscal year ended March 31, 2001, compared to $26.0 million during the fiscal year ended March 31, 2000. The increase resulted primarily from the expansion of our rental fleet offset partially by the compressor equipment sold and leased back under our previous operating lease facility.

     Operating Lease. We incurred leasing expense of $14.4 million during the fiscal year ended March 31, 2001 resulting from our operating lease facilities. The outstanding balance under the operating lease facilities at March 31, 2001 was $527.5 million, consisting of $427.0 million under our new operating lease facility and $100.5 million under our asset-backed securitization operating lease facility.

     Interest Expense. Interest expense decreased $10.2 million to $24.2 million for the fiscal year ended March 31, 2001 from $34.4 million for the fiscal year ended March 31, 2000, primarily as a result of the reduction of debt resulting from our initial public offering and financing restructurings. The decrease in interest expense was offset partially by increased accretion of our 9 7/8% senior discount notes and the assumption and refinancing of debt related to our GCSI acquisition.

     Extraordinary Loss. During the fiscal year ended March 31, 2001, we incurred extraordinary losses of $15.2 million ($9.5 million net of income tax) related to debt restructurings that occurred concurrently with our initial public offering and the Weatherford Global acquisition.

     Net Loss. We had a net loss of $4.4 million for the fiscal year ended March 31, 2001 compared to a net loss of $6.0 million for the fiscal year ended March 31, 2000, primarily as a result of an increase in our gross margins and interest expense decreasing from $34.4 million to $24.2 million, offset partially by increased depreciation and amortization related to the continued expansion of our assets, leasing expense of $14.4 million resulting from our operating lease facilities, non-recurring charges, an increase of the income tax provision to $3.6 million from an income tax benefit of $2.0 million, and an extraordinary loss of $9.5 million.

FISCAL YEAR ENDED MARCH 31, 2000 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1999

     Revenues. Our total revenues for the fiscal year ended March 31, 2000 increased $6.9 million, or 5.3%, to $136.4 million compared to $129.5 million for the fiscal year ended March 31, 1999 due to an increase in rental revenues. Our rental revenues increased by $12.7 million, or 14.8%, to $98.3 million during the fiscal year ended March 31, 2000 from $85.6 million during the fiscal year ended March 31, 1999. Domestic rental revenues increased by $4.8 million, or 6.0%, to $83.6 million during the fiscal year ended March 31, 2000 from $78.8 million during the fiscal year ended March 31, 1999. Our international rental revenues increased by $7.9 million, or 116%, to $14.7 million during the fiscal year ended March 31, 2000 from $6.8 million during the fiscal year ended March 31, 1999. The increase in both domestic and international rental revenues primarily resulted from expansion of our rental fleet. Domestic average rented horsepower for the fiscal year ended March 31, 2000 increased by 11.3% to approximately 482,000 horsepower from approximately 433,000 horsepower for the fiscal year ended March 31, 1999. In addition, international average rented horsepower more than doubled to approximately 49,000 horsepower for the fiscal year ended March 31, 2000 from approximately 22,000 horsepower for the fiscal year ended March 31, 1999, primarily through additional service in Argentina and Colombia. Our revenues from fabrication increased to $25.3 million from $22.4 million, an increase of 12.9%, due to a moderate increase in equipment orders. Our revenues from parts sales and service decreased to $12.7 million from $21.2 million, a decrease of 40.1%, due to our concentration on growing our rental segments as well as a lower level of parts sales and service activity.

     Gross Margin. Gross margin for the fiscal year ended March 31, 2000 increased $7.1 million, or 11.5%, to $69.0 million from gross margin of $61.9 million for the fiscal year ended March 31, 1999. The rental gross margin for the fiscal year ended March 31, 2000 increased $8.3 million, or 15.2%, to $62.9 million compared to gross margin of $54.6 million for the fiscal year ended March 31, 1999. Gross margin increased primarily as the result of the revenue growth discussed above while rental margins remained constant at 64% for the fiscal years ended March 31, 2000 and 1999. Our fabrication gross margin for the fiscal year ended March 31, 2000 increased $0.2 million or 6.3% to $3.4 million compared to a gross margin of $3.2 million for the fiscal year ended March 31, 1999. Fabrication gross margin increased primarily as a result of moderate increases in orders and capacity.

     Our parts sales and service gross margin for the fiscal year ended March 31, 2000 decreased $1.2 million or 30.8%, to $2.7 million compared to a gross margin of $3.9 million for the fiscal year ended March 31, 1999. Parts sales and service gross margin decreased primarily due to a decrease in revenues.

     Selling, General and Administrative Expenses. Our selling, general and administrative expenses for the fiscal year ended March 31, 2000 decreased $0.1 million, or 0.5%, to $16.8 million compared to $16.9 million for the fiscal year ended March 31, 1999. As a percentage of revenue, selling, general and administrative expenses represented 12.3% of revenues for the fiscal year ended March 31, 2000 compared to 13.0% of revenues for the fiscal year ended March 31, 1999.

     Interest Expense. Interest expense increased $5.0 million to $34.3 million for the fiscal year ended March 31, 2000 from $29.3 million for the fiscal year ended March 31, 1999, primarily as the result of increased borrowings under the revolving credit facility, increased accretion of discount notes, the financing lease and increased interest rates.

     Net Loss. We had a net loss of $6.0 million for the fiscal year ended March 31, 2000 compared to a net loss of $2.4 million for the fiscal year ended March 31, 1999. This increase in net loss was primarily due to interest expense increasing from $29.3 million to $34.3 million and depreciation and amortization related to the continued expansion of our assets increasing from $19.3 million to $26.0 million, which was offset by an increased income tax benefit and the factors discussed above.

EFFECTS OF INFLATION

     In recent years, inflation has been modest and has not had a material impact upon the results of our operations.

SEASONAL FLUCTUATIONS

     Our results of operations have not historically reflected any material seasonal tendencies.

LIQUIDITY AND CAPITAL RESOURCES

     In May 2000, concurrently with our initial public offering, we entered into a $200 million, five-year operating lease facility, which involved a sale and leaseback of compression equipment to a trust. Under this operating lease facility, certain of our compression equipment was sold to the trust for approximately $155 million and leased back by us for a five-year period. At the same time, we repaid and terminated a term loan and revolving credit facility and entered into a $50 million secured revolving credit facility which had a five-year term. This revolver and our previous operating lease facility were repaid and terminated in February 2001 in connection with our Weatherford Global acquisition, as described below.

     Our cash and cash equivalents balance at March 31, 2001 was $12.3 million, compared to $1.4 million at March 31, 2000. For the year ended March 31, 2001, we generated cash flow from operations of $88.6 million, used $3.3 million of cash for investing activities and another $75.2 million of cash in financing activities and had a $0.8 million positive effect of exchange rate change.

     During the year ended March 31, 2001, we received $527.5 million from the sale of compression equipment under our new operating lease facility and asset-backed securitization operating lease facility, $154.6 million from the sale of compression equipment under our previous operating lease facility and $149.2 million from the initial public offering of our common stock. We used this cash as follows: $455.7 million in connection with the restructuring and refinancing of our and Weatherford Global's existing operating lease facilities, $19.3 million to increase inventory in order to meet increased customer demand, $68.0 million for capital expenditures, $464.8 million for acquisitions, and $204.3 million to make net principal payments on our then outstanding indebtedness, which included termination of our term loan and credit facility, redemption of all of our 11 3/8% senior discount notes and retirement of a financing lease arrangement. Our accounts receivable balance increased disproportionately compared to revenues primarily due to our acquisition of Weatherford Global in February 2001, increased rental billings during the fourth quarter due to additions of rental equipment in our fleet and improved horsepower utilization rates.

     In April 2000, we acquired all of the outstanding stock of Spectrum Rotary Compression Inc. from Energy Spectrum Partners LP in exchange for 287,723 shares of our common stock. Spectrum added approximately 11,600 horsepower to our fleet and provided us with an increased presence in the screw compressor market.

     On September 15, 2000, we completed our acquisition of GCSI, a supplier of natural gas compression equipment and services with fabrication and overhaul facilities in Michigan and Texas for a combination of approximately $12 million in cash, 1,400,726 shares of our common stock and the assumption or refinancing of approximately $63 million of indebtedness. All of the assumed or refinanced indebtedness of GCSI, except for approximately $10 million, was paid off concurrently with the GCSI merger using proceeds received under our previous operating lease facility. This acquisition was accounted for under the purchase method of accounting and resulted in the recognition of approximately $33 million in goodwill. The GCSI acquisition added approximately 138,000 horsepower to our fleet and provided us with an increased customer base, additional market segments and additional fabrication capabilities. Under current operating conditions, we expect to add $35 million to $38 million in revenue per year and approximately $15 million in EBITDA per year as a result of our GCSI acquisition.

     On February 9, 2001, we completed our acquisition of Weatherford Global Compression Services, L.P. and certain related compression service entities that supply natural gas compression equipment and services from Weatherford International, Inc. Under the terms of the merger agreement, a subsidiary of Weatherford International was merged into UCI in exchange for 13.75 million shares of our common stock, which represented approximately 48% of our then outstanding shares (approximately 46% following this offering), and the restructuring of approximately $323 million in debt and operating leases of Weatherford Global. The transaction was accounted for as a purchase. Prior to closing, Weatherford International acquired the interest of its minority partner in Weatherford Global. In addition, Weatherford International retained certain assets and operations related to Weatherford Global's Singapore-based operations and approximately $10 million in accounts receivable.

     Concurrently with our Weatherford Global acquisition, we raised $427 million under a new operating lease facility funded primarily through the offering of 8 7/8% senior secured notes by BRL Universal Equipment A, L.P., a third party leasing company, which notes are payable from our lease payments under the operating lease. We also entered into a new $125 million secured revolving credit facility and a new $200 million asset-backed securitization operating lease facility. As of the closing of the Weatherford Global acquisition, we had approximately $80 million outstanding under the asset-backed securitization operating lease facility and no amounts outstanding under the revolving credit facility. We used the proceeds from the two new operating lease facilities to restructure existing operating lease obligations, including our previous operating lease facility and those of Weatherford Global, and to refinance a significant portion of our existing indebtedness and that of Weatherford Global. These new facilities, like our previous facilities, contain restrictions on our operations, including our ability to incur additional indebtedness, engage in acquisitions and pay dividends, among other things. The deferred gain from our old operating lease facility was transferred to the new operating lease facilities and will be assessed annually for realizability.

     As of the closing of our Weatherford Global acquisition and related financing transactions on February 9, 2001, we had approximately $198 million outstanding under our 9 7/8% senior notes and approximately $13 million of other indebtedness. We also had approximately $427 million outstanding under our new operating lease facility and approximately $80 million outstanding under our new asset-backed securitization operating lease facility. In addition, on February 28, 2001, we funded approximately $20 million under our asset-backed securitization operating lease facility primarily for our acquisition of IEW, and on April 23, 2001, we funded an additional $35 million under this facility, primarily for our acquisition of Compressor Systems International.

     As of March 31 2001, we had $200.8 million aggregate principal amount outstanding under our 9 7/8% senior discount notes due 2008. In January 2001, UCI, the issuer of these notes, commenced an offer to repurchase all of the notes, and solicited the consent of the holders of the notes to amend the indenture to eliminate substantially all of the restrictive covenants. The tender offer was conditioned upon UCI's receipt of the consent of requisite holders to approve the proposed amendments to the indenture. Because the requisite consents were not received prior to the deadline, UCI terminated the tender offer without purchasing any of the 9 7/8% senior discount notes. Pursuant to the indenture governing those notes, the holders of the notes had the right to require UCI to repurchase the notes as a result of the consummation of the Weatherford Global acquisition at a price equal to 101% of the accreted value, plus accrued and unpaid interest to date. None of the 9 7/8% senior discount notes were tendered by the holders for repurchase. The holders of the 9 7/8% senior discount notes will again have the right to require us to repurchase their 9 7/8% senior discount notes upon consummation of this offering as Castle Harlan's ownership of less than 20% of our common stock constitutes a change of control under the indenture. We expect to finance any repurchases of the 9 7/8% senior discount notes through our new revolving credit facility or our operating lease facilities.


     As of June 1, 2001, we had unused availability of approximately $173.5 million (approximately $59.5 million under our asset-backed securitization facility and $114 million under our revolving credit facility). Under the revolving credit facility, $110 million is currently committed and $15 million is obtainable upon payment of additional fees. Since we have only made short-term borrowings for cash management purposes under the revolving credit facility, we have delayed incurring the additional fees to have such additional $15 million committed for future borrowing. Subject to certain covenant restrictions, we also have up to an additional $354 million available under our new operating lease facility until one year from February 9, 2001. Additional amounts under this facility would be funded through an additional issuance of senior secured notes by BRL and a corresponding increase in the related BRL term loan and equity investment. The proceeds, if any, from the additional notes, term loan and equity investment would then be used to purchase additional equipment to lease to UCI under the operating lease.



     We entered into an agreement to acquire KCI on May 25, 2001 for approximately $22.9 million in cash and, at our election, up to 727,273 shares of our common stock, depending on the closing price of our shares for a specified period prior to the closing date, or an additional $18.8 million in cash, subject to adjustment. Concurrently with the KCI acquisition, we will repay all of KCI's approximately $57 million of indebtedness. This acquisition will provide us with significant fabrication expertise and capabilities and will add approximately 125,000 horsepower to our rental fleet with an average horsepower utilization rate of 85%. As of April 30, 2001, we estimate that KCI's fabrication backlog was approximately $72 million. Under current operating conditions and with anticipated synergies, we expect to add approximately $100 million in revenue, approximately $14.5 million in EBITDA, as adjusted, and approximately $0.10 in earnings per share for the first full year of combined operations if the KCI acquisition is consummated. In addition, on June 12, 2001, we entered into an agreement to acquire Louisiana Compressor Maintenance, a provider of compressor maintenance and repair services, for approximately $25 million in cash. Under current operating conditions, we expect to add approximately $18 million in revenue and approximately $4.5 million in EBITDA, as adjusted, in the first full year of combined operations if this acquisition is consummated. We intend to finance these acquisitions with proceeds of this offering and with an additional approximately $57.4 million ($76.2 million if we elect not to issue shares in our acquisition of KCI) of funds obtained under our operating lease facilities or revolving credit facility. These transactions are subject to various closing conditions, including regulatory approvals. Although there can be no assurance that these acquisitions will close, we expect them to be consummated by the end of June or in July 2001.


     As of March 31, 2001, we have realized approximately $15 million of cost savings on annualized basis from our Weatherford Global acquisition, and we expect to realize an additional $5 million in annual cost savings by the end of fiscal 2002, primarily through consolidation and streamlining of operations. However, we may not realize these remaining cost savings as quickly or as fully as we expect. The key drivers for the savings are the overlap of various domestic operations, including fabrication facilities, as well as duplicate selling, general and administrative activities. As a result of our Weatherford Global acquisition, we expect to eliminate a total of two fabrication facilities, 17 sales and service offices and 250-300 personnel positions for an aggregate expected cost to us of approximately $10 million.


     Based upon current levels of activity as well as modest increases in our business due to current market conditions and anticipated customer demands but excluding our pending acquisitions of KCI and Louisiana Compressor Maintenance, we expect to generate revenues between $120 to $130 million and corresponding EBITDA, as adjusted, of $43 million to $45 million for the quarter ending June 30, 2001. In addition, we expect to generate approximately $500 million to $525 million in annual revenue going forward, and the corresponding EBITDA, as adjusted, including the full amount of our estimated $20 million of annual cost savings associated with our Weatherford Global acquisition, is expected to be approximately $190 million to $198 million. Approximately 45 to 50% of revenues in fiscal 2002 is expected to result from domestic rentals, with international revenues accounting for 12 to 15%, fabrication accounting for approximately 20% and parts sales and service revenues at 15 to 20%. The expected gross margins after the cost savings are realized are an initial 62% with a fiscal year-end target of 64 to 65% for the domestic rental business, an initial 68 to 69% with a fiscal year-end target of 72 to 74% for the international rental business, 11 to 15% for the fabrication segment and an initial 21 to 22% with a fiscal year-end target of 25 to 30% for parts sales and service. We anticipate margins will improve as a result of our operating leverage efficiencies as we continue to grow our fleet and the remaining cost savings and synergies from our Weatherford Global acquisition to be achieved, as well as other activities we plan to implement. We anticipate that the capital expenditures during fiscal 2002 will be approximately $180 million to $220 million, including approximately $25 million of maintenance capital expenditures, $30 million of international horsepower expenditures and the remainder primarily for domestic horsepower expenditures, but excluding acquisitions. We continue to emphasize our investment in larger horsepower compression rental units and, to a lesser extent, the acquisition leaseback of customer owned equipment. Our other principal uses of cash will be to meet interest and lease payments and to support changes in our working capital.

     Our average horsepower utilization rate for the year ended March 31, 2001 was 87.6%, and as of May 24, 2001, our utilization rate was approximately 89%. We expect this rate to improve slightly over the 90% level during the next year as we continue to improve the utilization of the Weatherford Global assets in the integration process. Our compressor unit fabrication backlog was approximately $34.2 million as of March 31, 2001, an increase of $23.1 million over the prior year. Not including our pending acquisition of KCI, we expect our fabrication segment to maintain a $40 million backlog consistent with the past few months.

     In addition, we expect to achieve additional savings in purchasing activities and inventory management, as well as other components of working capital, that are not reflected in the $20 million cost savings by the end of fiscal year 2002. We expect these additional cost savings, which will impact operating and selling, general and administrative expenses, to be fully realized by the end of fiscal 2002. We expect our selling, general and administrative expenses of 9.2% of revenues for the quarter ended March 31, 2001 to be an indication of these expenses for our fiscal year 2002. We anticipate that our effective tax rate in fiscal 2002 will be 39%.

     We believe that funds generated from our operations, together with our existing cash, the net proceeds to us from this offering, and the additional capacity available under our new credit facility and operating lease facilities will be sufficient to finance our current operations, planned capital expenditures and internal growth for fiscal year 2002. If we were to make significant additional acquisitions for cash, we may need to obtain additional debt, equity or operating lease financing.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities." In June 2000, the FASB issued SFAS 138, which amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation. The amendment included expanding the normal purchase and sale exemption for supply contracts, permitting the offsetting of certain intercompany foreign currency derivatives and thus reducing the number of third party derivatives, permitting hedge accounting for foreign-currency denominated assets and liabilities, and redefining interest rate risk to reduce sources of ineffectiveness. SFAS 133 requires that an entity recognize all derivative instruments as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (2) a hedge of the exposure to variable cash flows of a forecasted transaction, or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. We adopted SFAS 133 and the corresponding amendments under SFAS 138 on April 1, 2001. This statement had no impact on our consolidated results of operations, financial positions or cash flows.

     In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. On June 26, 2000, the SEC issued an amendment to SAB 101, effectively delaying its implementation until the fourth quarter of fiscal years beginning after December 15, 1999. After reviewing SAB 101 and its amendment, we believe that our revenue recognition policy is appropriate and that the effects of SAB 101 and its amendment were immaterial to our results of operations.

     On February 14, 2001, the FASB issued its tentative decisions on the accounting for goodwill in an Exposure Draft, Business Combinations and Intangible Assets -- Accounting for Goodwill. The FASB has tentatively concluded that purchased goodwill should not be amortized; rather it should be reviewed for impairment. The final statement is expected to be issued in late July 2001, effective as to financial statements covering fiscal years beginning after December 15, 2001.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to some market risk due to the floating or variable interest rates under our financing arrangements. A portion of the interest and lease payments under our financing arrangements are based on a floating rate (a base rate or LIBOR, at our option, in the case of our revolving credit facility, and LIBOR, in the case of our operating lease facilities) plus a variable amount based on our operating results. The one-month LIBOR rate at March 31, 2001 was 5.08%. A 1.0% increase in interest rates would result in a $0.8 million annual increase in interest and operating lease expense. As of March 31, 2001, approximately $77 million of our indebtedness and other obligations outstanding bear interest at floating rates.

     In order to minimize any significant foreign currency credit risk, we generally contractually require that payment by our customers be made in U.S. dollars. If payment is not made in U.S. dollars, we generally utilize the exchange rate into U.S. dollars on the payment date or balance payments in local currency against local expenses.

                                    BUSINESS

OUR COMPANY

     We are the second largest natural gas compression services company in the world in terms of rental fleet horsepower, with a fleet of over 7,400 compressor units comprising approximately 1.9 million horsepower. We provide a full range of compression rental, sales, operations, maintenance and fabrication services and products to the natural gas industry, both domestically and internationally. These services and products are essential to the natural gas industry as gas must be compressed to be delivered from the wellhead to end-users.

     We operate in three primary business segments: compression rental services, equipment fabrication, and parts sales and service. Our core business, compression rental, involves the rental of compression equipment to customers. In most cases, we provide, operate and maintain these compressors for our customers. By outsourcing their compression needs, we believe our customers generally are able to increase their revenues by producing a higher volume of natural gas through decreased compressor downtime. In addition, outsourcing allows our customers to reduce their operating and maintenance costs and capital investments and meet their changing compression needs more efficiently.

     In addition to our compression rental business, we provide a broad range of compression services and products to customers who choose to own their compression equipment. Our equipment fabrication business involves the design, engineering and assembly of natural gas and air compressors for sale to third parties in addition to those that we use in our rental fleet. We believe that our ability to fabricate compressors ranging in size from under 100 horsepower to over 5,000 horsepower, coupled with our reputation as a high quality fabricator, enables us to provide compressors that are used in all facets of natural gas production, transmission and distribution, from the wellhead to the end user. Our parts sales and service business sells components and provides maintenance to customers who continue to own their compression equipment. Our ability to provide a full range of compression services and products broadens our customer relationships and helps us to identify potential new customers as well as new applications for existing customers. As the compression needs of our customers increase due to the growing demand for natural gas throughout the world, we believe our geographic scope and broad range of compression services and products will enable us to participate in that growth.


     Since our initial public offering in May 2000, we have grown significantly, completing four strategic acquisitions. In addition, on May 25, 2001, we entered into a purchase agreement with respect to the acquisition of KCI, a Tulsa, Oklahoma-based fabricator of large horsepower compressors, and on June 12, 2001, we entered into an agreement to acquire Louisiana Compressor Maintenance, a Louisiana-based provider of compressor maintenance and repair services. Our most significant acquisition was that of Weatherford Global Compression Services L.P. in February 2001, which added approximately 950,000 horsepower to our fleet and more than doubled our size. In addition to increased size, this acquisition provided us with numerous strategic and operational benefits, including increased geographic scope, expanded international operations, an enhanced parts sales and service business, cost savings and synergies and increased financial strength. In addition to expanding and extending our service and product offerings, these acquisitions have allowed us to enter geographic areas with rapidly growing demand for compression, such as California, Canada and the Gulf of Mexico.

     The following table illustrates our growth in the last fiscal year:

                                                               YEAR ENDED MARCH 31,
                                                              -----------------------
                                                              2000(B)         2001
                                                              --------     ----------
                                                              (DOLLARS IN THOUSANDS)
Domestic horsepower (end of period).........................   630,215      1,631,138
International horsepower (end of period)....................    56,768        254,450
                                                              --------     ----------
          Total horsepower (end of period)..................   686,983      1,885,588
Average utilization rate....................................      80.7%          87.6%
Revenues....................................................  $136,449     $  232,761
Percentage of revenues from:
  Compression rental services...............................      72.0%          64.1%
  Fabrication...............................................      18.5%          26.5%
  Parts sales and service...................................       9.3%           9.2%
EBITDA, as adjusted(a)......................................  $ 55,557     $   88,610

---------------

(a)  EBITDA, as adjusted, is defined on page 6 of this prospectus.

(b) Following our Weatherford Global acquisition and consistent with industry standards, we changed our method of measuring horsepower to the manufacturers' horsepower.

     The compression rental industry has grown rapidly, driven by the steady increase in demand for natural gas, the aging of producing natural gas fields and the attractiveness of outsourcing compression needs. Demand for compression services is principally tied to consumption of natural gas rather than exploration or drilling activities. As a result, we have historically been less affected by oil and gas price volatility than companies operating in other sectors of the energy industry, resulting in relatively strong, stable cash flows. We operate our highly standardized compressor fleet in every significant producing natural gas region in the United States to serve this demand. In addition, we have a significant presence in select international markets, with current operations in Argentina, Canada, Colombia, Thailand, Mexico, Australia, Venezuela, Peru and Brazil. For the year ended March 31, 2001, approximately 16.0% of our revenues were attributable to international operations.

     Our financial performance is generally less affected by the short-term market cycles and oil and gas price volatility than the financial performance of companies operating in other sectors of the energy industry and we have a strong, growing operating performance and margins because:

     - compression is necessary in order for gas to be delivered from the wellhead to end-users,

     - our operations are tied primarily to natural gas consumption, which is generally less cyclical in nature than exploration activities,

     - compression equipment rental is often an economically advantageous alternative for natural gas production, gathering and transportation companies,

     - we have a broad customer base,

     - we operate in diverse geographic regions, and

     - our standardized compressor fleet is durable and reliable.

     Adding to this stability is the fact that while compressors often must be highly engineered or reconfigured to meet the unique demands of our customers, the fundamental technology of compression equipment has been stable and has not experienced rapid technological change.

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

COMPETITIVE STRENGTHS

     We believe that we have the following key competitive strengths:

     - Comprehensive range of high quality services. We provide a complete range of high quality compression services and products to meet the changing compression needs of our customers in the diverse geographic markets that we serve, whether they choose to outsource or continue to own their compression assets. For those customers who outsource, we believe our compression rental services and products generally allow our customers to achieve higher run-times than they would achieve with owned equipment, resulting in increased production and revenues for our customers. Additionally, we continually expand, upgrade and reconfigure our rental fleet and provide our operations and maintenance personnel with extensive training to allow our customers the most flexibility with regard to their compression needs while limiting their capital requirements. We work closely with our rental customers to design and implement customized strategic solutions to better serve their compression needs over long periods of time.


         We are able to fabricate highly specialized compression units ranging in size from under 100 horsepower to over 5,000 horsepower that meet the varying needs of our customers in all facets of natural gas production, from the wellhead to the end user. Additionally, we sell parts and provide maintenance and operation services to customers who choose to own their compression equipment. Our parts sales and service business also allows us to identify potential future counter-parties to a purchase and leaseback transaction as we are in contact with customers other than our rental customers on a regular basis. The broad range of compression services and products allows us to broaden our customer base and gives us the opportunity to identify potential new rental customers as we can cross-sell those services and products. In addition to the services and products that we provide to customers who choose to outsource their compression requirements, our recent acquisition of Weatherford Global has greatly enhanced, and our pending acquisitions of KCI and Louisiana Compressor Maintenance will further enhance, our ability to provide compression services and products to customers who decide to own their compression assets.



     - Ability to serve all gas compression markets. Historically, we have been principally involved in providing compression services and products to customers who used compression either at the wellhead or as part of a gathering system, a segment of the compression market generally referred to as field compression. Consummation of our pending acquisitions of KCI and Louisiana Compressor Maintenance will enhance our field compression capability and extend our capabilities into the pipeline compression segment of the market, which generally is characterized by the fabrication of larger horsepower units for sale to third parties and the subsequent sales of parts and service for those units. This acquisition will substantially augment our large horsepower compressor fabrication business. We believe these capabilities will allow us to expand our scope in the compression industry to become a leading supplier of large horsepower compressors to pipeline operators while maintaining our ability to fabricate and provide parts for the smaller horsepower units that service our more traditional producer and gatherer customers. We believe that our ability to access both the field compression and pipeline compression markets gives us a competitive advantage over other compression companies that typically serve only one or the other, and will allow us to continue to grow within the compression services industry.


     - Size and geographic scope. We operate in every significant natural gas producing region in the U.S. and are one of a few compression service companies with sufficient fleet size, personnel, logistical capabilities, geographic scope, fabrication capabilities and range of compression service and product offerings to meet the full service needs of customers worldwide on a timely and cost-effective basis. Our large fleet and broad geographic scope and customer base provide us with improved fleet utilization opportunities. We believe that this enables us to better meet the changing compression needs of our customers and positions us to participate in a disproportionately high share of the future growth in this industry. Companies in our industry can achieve significant advantages through increased size and geographic scope. As a result, we have relatively lower operating costs and higher margins than companies with smaller fleets due to economies of scale. Our fleet consists of over 7,400 units and approximately 1.9 million horsepower, and we have operations in 27 states and 9 foreign countries. We have several fabrication facilities, including a high bay, heavy capacity fabrication facility in Houston, Texas constructed in 1999 and a fabrication facility in Calgary, Alberta, Canada. We are in the process of expanding our Houston fabrication facility, which we expect to complete this summer, and will add a 100,000 square foot fabrication facility in Tulsa, Oklahoma as a result of our pending acquisition of KCI.

     - Large, well maintained fleet on three standardized platforms. We have standardized our fleet of rental compressors with three primary compressor platforms -- Ariel, Ajax and Gemini. Standardization enables us to develop extensive expertise in operating and maintaining our compressors, efficiently resize and reconfigure our compressors and reduce our operating costs by minimizing inventory costs. Natural gas compressors are long-lived assets with an expected economic life of 25-40 years. Our comprehensive preventive maintenance program is designed to maximize the efficient operation of the units and maintain their economic useful life.

     - Experienced and focused management team. Our management team has extensive experience in the compression services business. We believe our management team has successfully demonstrated its ability to manage growth through its focus on the core compression services business, maintenance of high quality standards and commitment to customer service. In order to attract, motivate and retain our highly experienced sales force and operations personnel, we have implemented incentive and profit sharing plans designed to link the compensation of our employees at all levels with their individual performance as well as ours. In addition, we have provided broad employee stock ownership opportunities. We have awarded shares of our stock to some of our employees and, as of March 31, 2001, had granted stock options to approximately 12% of our workforce. Our management team has a substantial financial interest in our continued success through direct stock ownership, and participation in our incentive stock option and bonus programs which are linked to our performance. In addition, our board of directors has adopted an employee stock purchase plan and a restricted stock grant plan, subject to approval by our stockholders at our next annual meeting. If approved, the employee stock purchase plan will allow our employees, including our management team, to purchase shares of our stock at a discount and without incurring brokerage commissions, and the restricted stock grant plan will provide for grants of our shares to our officers, which grants will vest over time.

GROWTH STRATEGY

     Our growth strategy is to continue to focus on meeting the evolving needs of our customers by providing consistent, superior service and dependable, high quality products, and to leverage our size and broad geographic scope to further expand our customer base. We believe that this approach strengthens our relationships with our existing customers, helps us attract new customers and diversifies our revenue base, resulting in increased market share, revenues and earnings. The key elements of our growth strategy are described below:

     - Focusing on providing a complete range of high quality compression services and products. We intend to continue to provide a complete range of high quality compression services and products to meet the increasing compression needs of our customers. We believe our ability to provide services and products to customers in all segments of the compression market, including both field and pipeline compression, will allow us to participate in a disproportionate amount of the growth of the compression industry. Additionally, we will continue to offer the complete spectrum of compression rental services, fabrication services and parts sales and services throughout the world, allowing us to meet our customers' full range of compression needs.

     - Continuing to expand our operations in select international markets. Our Weatherford Global acquisition significantly increased our international presence. We plan to capitalize on the growing international compression market by further expanding our existing operations in Latin America, Canada and Asia and offering our services in other key markets, including additional Southeast Asian

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

       and South American countries. We believe that our experience in these markets, together with the international expertise we acquired through our Weatherford Global acquisition and our strong reputation for the engineering and fabrication of high specification gas and air compressors, provide us with a solid foundation from which to further expand our business internationally.

     - Expanding and leveraging our fabrication and parts sales and service business. As a result of our acquisitions of Weatherford Global and IEW, we have significantly increased our parts sales and service business, particularly in the U.S. and Canada, and we intend to continue to expand this segment of our business. Our parts sales and service business provides us with an opportunity to cross-sell our compression rental and fabrication activities by exposing us to potential new customers, and to expand our fleet by identifying equipment that may be suitable for purchase and leaseback transactions. In addition, our pending acquisition of KCI will expand our fabrication capabilities, particularly with respect to large compression units which may be used in pipeline transportation.


     - Extending compression markets beyond field and gathering to pipeline transmission. We continue to seek additional ways to serve the compression needs of our customers. In addition to our field compression services, we have broadened our focus to include pipeline compression through our pending acquisitions of KCI and Louisiana Compressor Maintenance, and offshore compression through our acquisitions of Weatherford Global and IEW Compression. We believe the pipeline compression market has significant growth potential as only a nominal amount of pipeline compression currently is rented.



     - Pursuing additional acquisitions within the compression industry. We have completed four acquisitions since our initial public offering, including our acquisition of Weatherford Global, which more than doubled our size, bringing the total number of acquisitions we have completed since 1993 to 13. Additionally, we have two acquisitions pending. On May 25, 2001, we entered into an agreement to acquire KCI, a Tulsa, Oklahoma-based fabricator of large horsepower compressors, and on June 12, 2001, we entered into an agreement to acquire Louisiana Compressor Maintenance, a Louisiana-based provider of compressor maintenance and repair services. We intend to use the proceeds of this offering, together with approximately $57.4 million in additional funds under our operating lease facilities or revolving credit facility, for these acquisitions. In addition, we will issue up to 727,273 shares of our common stock in the KCI acquisition or, at our election, pay an additional $18.8 million in cash (which would increase the amount of additional funds that we would need under our operating lease facilities or revolving credit facility to complete these acquisitions). We intend to continue to pursue acquisitions of complementary businesses to expand our fleet, customer base and geographic scope, and to increase the breadth of services we provide within the compression industry. Additionally, we believe that our experience in integrating acquired companies into our business will allow us to realize the benefits of additional acquisitions in the future.


     On February 28, 2001, we acquired ISS Compression, Inc. and its operating subsidiary, IEW Compression, Inc., for approximately $15 million in cash, which included the concurrent discharge of its debt and operating leases. ISS is a natural gas compression services provider based in Lafayette, Louisiana. This acquisition added approximately 26,000 horsepower to our fleet, most of which is located in the Gulf of Mexico. In addition to its rental fleet, ISS has an offshore sales and service business. On April 23, 2001 we also acquired the international operations of Compressor Systems, Inc. based in Midland, Texas for approximately $30 million in cash. This acquisition added approximately 34,000 horsepower of compression equipment in Mexico and Argentina.

INDUSTRY

  Natural Gas Compression Overview

     Natural gas compression is a mechanical process whereby a volume of gas at an existing pressure is compressed to a desired higher pressure. We offer both slow and high speed reciprocating compressors driven either by internal combustion engines or electric motors. We also offer screw compressors for applications involving low pressure natural gas. Most natural gas compression applications involve compressing gas for its delivery from one point to another. Low pressure or aging natural gas wells require compression for delivery

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

of produced gas into higher pressured gas gathering or pipeline systems. Compression is required because over the life of an oil or gas well, natural reservoir pressure typically declines as reserves are produced. As the natural reservoir pressure of the well declines below the line pressure of the gas gathering or pipeline system used to transport the gas to market, gas no longer naturally flows into the pipeline. It is at this time that compression equipment is applied in both field and gathering systems to boost the well's pressure levels and allow gas to be brought to market. In addition, compression is also used to reinject natural gas down producing oil wells to help lift liquids to the surface, known as gas lift operations. In secondary oil recovery operations, natural gas compression is used to inject natural gas into wells to maintain reservoir pressure. Compression is also used in gas storage projects to inject gas into underground reservoirs during off-peak seasons for withdrawal later during periods of high demand. Compressors may also be used in combination with oil and gas production equipment to process and refine oil and gas into more marketable energy sources. In addition, natural gas compression services are used for compressing feedstocks in refineries and for refrigeration applications in natural gas processing plants.

                   COMPRESSION REQUIREMENTS OF AN AGING WELL

                               [AGING WELL CHART]

     Typically, compression is required several times during the natural gas production cycle: at the wellhead, at the gathering lines, into and out of gas processing facilities, into and out of storage facilities and through the pipeline. Natural gas compression that is used prior to the "main line transmission system" which transports gas from production to storage or to the end user is considered "field" compression. Natural gas compression that is used during the transportation of gas from the gathering systems to storage or the end-user is considered "pipeline" compression. Historically, we have concentrated on the field compression market, production and gas gathering. During the production phase, compression is used to boost the pressure of natural gas from the wellhead so that natural gas can flow into the gathering system or pipeline for transmission to an end-user. Typically, these applications require portable low to mid-range horsepower compression equipment located at or near the wellhead. The continually dropping pressure levels in natural gas fields require constant modification and variation of on-site compression equipment.


     Through our pending acquisitions of KCI and Louisiana Compressor Maintenance, we are extending our compression services and product offerings to serve the pipeline compression market, which is generally characterized by the fabrication of large horsepower units for sale to third parties and the subsequent provision of parts and services for those units. Compressors are used to increase the efficiency of a low capacity gas field by providing a central compression point from which the gas can be removed and injected into a pipeline for transmission to facilities for further processing. As gas is transported through a pipeline, compression equipment is applied to allow the gas to continue to flow through the pipeline to its destination.

     In an effort to reduce costs for wellhead operators, operators of gathering systems tend to keep the pressure of the gathering systems low. As a result, more pressure is often needed to force the gas from the low pressure gathering systems into the higher pressure pipelines. These applications generally require larger horsepower compression equipment (600 horsepower and higher). Similarly, as gas is transported through a pipeline, large compression units are applied all along the pipeline to allow the natural gas to continue to flow through the pipeline to its destination.

     Gas producers, transporters and processors have historically owned and maintained most of the compression equipment used in their operations. However, in recent years, there has been a growing trend toward outsourcing compression equipment. Changing well and pipeline pressures and conditions over the life of a well often require producers to reconfigure their compressor units to optimize the well production or pipeline efficiency. Due to the technical nature of compression equipment and the need for a dedicated local parts inventory, a diversified fleet of natural gas compressors and a highly trained staff of field service personnel, independent natural gas producers, as well as natural gas processors and transporters, are increasingly outsourcing their compression needs to specialists such as us.

     Renting compression equipment offers customers:

     - the ability to efficiently meet their changing compression needs over time while limiting their capital investments in compression equipment,

     - access to the compression service provider's specialized personnel and technical skills, including engineers, field service and maintenance employees, which generally leads to improved run-times and production rates, and

     - overall reduction in their compression costs through the elimination of a spare parts inventory and other expenditures associated with owning and maintaining compressor units.

     Customers that elect to outsource compression equipment may choose full maintenance or contract compression for maintaining and/or operating such equipment. Full maintenance calls for the service company to be responsible for the scheduled preventative maintenance, repair and general up-keep of the equipment, while the customer usually remains responsible for installing and handling the day-to-day operation of the equipment. Contract compression requires the service company to maintain and operate and, in many cases, to install the equipment. Often, a service company providing contract compression will inspect the equipment daily, provide consumables such as oil and antifreeze and, if necessary, be present at the site for several hours each day.

  Natural Gas Industry Conditions

     A significant factor in the growth of the gas compression equipment market is the increasing consumption of natural gas, both domestically and internationally. In other words, it is the demand for natural gas, rather than the more cyclical oil and gas exploration and drilling activities, that drives the demand for compression services. As a result, our historical financial performance has been affected less by the short-term market cycles and oil and gas price volatility than the performance of companies operating in other sectors of the energy industry.

     In the United States, natural gas is the second leading fuel in terms of total consumption and is the fuel of choice for power generation and industrial use. The closure of nuclear power plants and the current economic expansion have contributed to the increased consumption of natural gas. In recent years, natural gas has increased its market share of total domestic energy consumption. Domestic consumption of natural gas increased by 22% from 1990 through 2000 to approximately 23 trillion cubic feet, and industry sources forecast the domestic consumption of natural gas to increase approximately 25% to 27 to 30 trillion cubic feet by 2010.

     We believe there is approximately 16.3 million horsepower of domestic field compression equipment, of which approximately 35%, or 5.7 million horsepower, was outsourced. The compression rental industry has grown rapidly, increasing at an estimated compound annual growth rate of 16% per year in the United States in terms of horsepower, with the percentage of outsourced domestic field compression horsepower increasing from approximately 20% in 1993 to an estimated 35% in 2000. We believe the domestic gas compression market will continue to grow due to the following factors:


     - higher natural gas consumption, which we expect will increase in the United States at an average rate of 2.0% to 2.5% per year over the next decade,


     - the aging of producing natural gas fields in the United States, which will require more compression to continue producing the same volume of natural gas, and

     - increased outsourcing by companies with compression needs in order to reduce operating costs, improve production and efficiency and reallocate capital to core business activities.

     The international gas compression services market is currently substantially smaller than the domestic market. However, we estimate significant growth opportunities for international demand for compressor products and services due to the following factors:


     - higher natural gas consumption, which we expect will increase internationally at an average rate of 3.5% to 4.0% per year over the next decade,


     - implementation of international environmental and conservation laws preventing the practice of flaring natural gas and recognition of natural gas as a clean air fuel,

     - a desire by a number of oil exporting nations to replace oil with natural gas as a fuel source in local markets to allow greater export of oil,

     - increasing development of pipeline infrastructure, particularly in South America and Canada, necessary to transport gas to local markets,

     - growing demand for electrical power generation, for which the fuel of choice tends to be natural gas, and

     - privatization of state-owned energy producers, resulting in increased outsourcing due to the focus on reducing capital expenditures and enhancing cash flow and profitability.

     In contrast to the domestic rental compression market, the international compression market is comprised primarily of large horsepower compressors that are maintained and operated by compression service providers. A significant portion of this market involves comprehensive installation projects, which include the design, fabrication, delivery, installation, operation and maintenance of compressors and related gas treatment equipment by the rental company. In these projects, the customer's only responsibility is to provide fuel gas within specifications. As a result of the full service nature of these projects and the fact that these compressors generally remain on-site for three to seven years, we are able to achieve higher revenues and margins on these projects.

OPERATIONS

  Rental Compressor Fleet

     We have standardized our rental fleet around three primary gas compressor platforms: Gemini for smaller horsepower applications (less than 150 horsepower), Ajax for mid-range applications (100-600 horsepower) and Ariel and Gemini for larger horsepower applications (over 600 horsepower). These three compressor platforms represent over 90% of our horsepower. While utilization and profitability continue to be strong across all of our horsepower ranges, including our smaller units, in recent years there has been substantial growth in customer demand in the over 600 horsepower category. As a result, we have focused, and will continue to focus, future growth on this segment of the market. We have increased the overall size and average horsepower of our fleet and have increased our fabrication of upper range units (generally over 600 horsepower) to meet this demand and better serve the needs of our customers at wellheads, gathering systems, processing plants and pipelines. Since our initial public offering in May 2000, the total horsepower of our fleet has increased by 166%. For the year ended March 31, 2001, the average horsepower utilization rate for our fleet was approximately 87.6%, which reflects average horsepower utilization based upon our total average fleet horsepower. For the quarter ended March 31, 2001, this average rate was approximately 88.8%.

     As of March 31, 2001, our fleet consisted of over 7,400 natural gas compressors ranging in size up to 3,400 horsepower, with an average of 253 horsepower, as reflected in the following table:

                                  TOTAL HORSEPOWER      % OF HORSEPOWER     NUMBER OF UNITS
                                  AS OF MARCH 31,       AS OF MARCH 31,     AS OF MARCH 31,
                                --------------------    ----------------    ----------------
HORSEPOWER RANGE                 2000        2001       2000       2001      2000      2001
----------------                -------    ---------    -----      -----    ------    ------
0-99..........................   60,294      203,123     8.8       10.8       902     3,083
100-299.......................  205,760      444,836    30.0       23.6     1,132     2,625
300-599.......................  131,430      328,378    19.1       17.4       331       864
600-999.......................  113,469      327,788    16.5       17.4       153       452
1,000 and over*...............  176,030      581,463    25.6       30.8       127       440
                                -------    ---------     ---        ---     -----     -----
          Total...............  686,983    1,885,588     100%       100%    2,645     7,464

---------------

* The average size of the KCI fleet currently is approximately 1,090 horsepower. If this acquisition is consummated, it will increase our horsepower in the 1,000 and over category to over 700,000 horsepower and 549 units, constituting approximately 35% of our total horsepower. We expect that KCI's fleet will increase by approximately 10,500 horsepower prior to the closing of that transaction.

     Our high level of fleet standardization and durability:

     - enables us to minimize our fleet maintenance capital requirements,

     - enables us to minimize inventory costs,

     - facilitates low-cost compressor resizing, and

     - allows us to develop strong technical proficiency in our maintenance and overhaul operations, which enables us to achieve high run-time rates while maintaining low operating costs, a benefit to us and to our customers.

     In addition to being dependable, our smaller Gemini compressors are lightweight and highly portable. Our Ajax compressors are a strong choice for mid-range compression projects because of their high reliability and versatility. The Ajax design enables these compressors to burn the broadest variety of fuel gas, including sour gas, which is produced in a number of domestic and international regions. Our larger horsepower units are generally Ariel and Gemini compressors powered by Caterpillar or Waukesha engines. These compressors operate at higher speeds and, although larger than the lower horsepower compressors, also are transportable. The combination of these larger horsepower units and the lower horsepower Ajax and Gemini units enable us to offer our customers gas compressors for use in all segments of the production, gathering and transportation process. We believe our rental fleet is in excellent condition as we provide comprehensive maintenance on virtually all of our operating units.

  Domestic Operations

     As of March 31, 2001, we own one of the largest domestic rental fleets of natural gas compressors, comprising approximately 1.6 million horsepower and over 7,000 units. As of such date, we have compressor services operations in 27 states and operate out of 48 sales and service locations in every significant natural gas producing region in the U.S. Our geographic diversity and nationwide operations enable us to:

     - provide responsive and cost effective service to our rental customers, as well as for units owned by others,

     - increase our revenues with relatively little incremental overhead expense, and

     - offer our customers the ability to deal with one nationwide provider for all of their compression equipment and service needs.

     In addition, we believe that our parts sales and service business, which has grown significantly as a result of our Weatherford Global and IEW acquisitions, will provide us with valuable opportunities to cross-sell our compression rental services and fabrication capabilities as we are introduced to potential new customers.

     Our marketing and client service functions are performed on a coordinated basis by our sales and field service personnel. Our salespersons regularly visit our customers to ensure customer satisfaction and determine customer needs as to services currently being provided and to ascertain potential future compressor requirements of these customers, which provides us with significant competitive advantages. Our salespersons also communicate regularly with our field service and sales employees who, in many cases, have day-to-day relationships with key customer personnel and may have advance notice of customer planning. This ongoing communication between our sales and field service personnel allows us to quickly identify and respond to customer requests in this relationship driven, service intensive industry.

     When a salesperson is advised of a new compression service opportunity, that salesperson obtains relevant information concerning the project including gas flow, pressure and gas composition. The salesperson will then search a computerized data base to determine the availability of an appropriate compressor unit in our fleet for that project. If an appropriate compressor is available, it is immediately deployed. If a unit requires maintenance or reconfiguration, our maintenance personnel will service it as quickly as possible to meet the needs of the customer. If providing the appropriate unit would entail significant overhaul cost, the salesperson will communicate with the customer, engineering and field service personnel and a supervisor to determine the timing and cost of the required maintenance or overhaul to develop a competitive rental proposal.

     Rental rates generally are determined by compressor category based on our standardized rental rates with variations as necessary to secure the service contract and assure profitability of each contract. Our service contracts usually are variations of a standard service contract associated with a master service agreement. The standard rental contract covers the technical specifications, equipment selection and performance, site location and pricing for the individual project. To ensure the proper pricing and service arrangements on larger horsepower installations and new compression opportunities, our engineers and financial personnel are highly involved in the early stages of the proposal process.

     The majority of our service agreements provide for full maintenance. Optional items such as oil, antifreeze, freight, insurance and other items may be either itemized or included in the basic monthly rental rate. Initial rental terms are usually six months, with some projects committed for as long as five years. At the end of the initial term, rentals continue at the option of the lessee on a month-to-month basis. After that time, the compressor may be returned or replaced with a different compressor. This constant need for varying the size and/or configuration of compressor packages in the same location over time is a significant advantage of outsourced compressors over owned compressors. Our standardized fleet and efficient operations allow us to provide different compressors and reconfigure our units to meet these changing needs quickly and profitably.

  International Operations

     In recent years, we have significantly expanded our international operations, particularly in Argentina, Canada, Thailand, Mexico, Australia, Venezuela, Peru and Brazil in large part as a result of our Weatherford

Global acquisition. As of March 31, 2001, we had 347 units aggregating approximately 232,755 horsepower operating under contract in these markets. Our recent acquisition of Compressor Systems International in April 2001 added an additional approximately 34,000 horsepower to our fleet in Argentina and Mexico. We expect that we will continue to expand our presence in these markets, and we will pursue opportunities in other strategic international areas, including other South American and Southeast Asian countries. For the year ended March 31, 2001, approximately 15.1% of our rental revenue and 16.0% of our total revenue was generated from international operations.

     International compression service projects usually generate higher margins for us. Our international operations are focused on large horsepower compressor markets and frequently involve longer-term and more comprehensive service projects than our domestic projects. International projects generally require us to provide complete engineering and design in the proposal process. Our extensive engineering and design capabilities and reputation for high quality fabrication give us a competitive advantage in these markets. In addition, our high bay fabrication facility, as well as the facilities and larger horsepower expertise we will acquire through our acquisition of KCI, positions us to be able to meet increasing demand for these services and products in the future. We are in the process of expanding our high-bay fabrication facility in Houston, Texas to double its size, which we expect to complete this summer. In addition, we hope to leverage the international contacts of Weatherford International, as our significant stockholder, to develop additional international compression customers and projects. International service agreements differ significantly from domestic service agreements as individual contracts are negotiated for each project.

  Operations, Maintenance and Overhaul Services

     We provide a comprehensive contract compression service, which includes rental, operation and maintenance services, for most of our larger horsepower units, including our international units, and also on units owned by our customers. When providing these full contract compression services, we work closely with a customer's field service personnel so that the compressor can be adjusted to efficiently match changing characteristics of the gas produced. We generally operate the large horsepower compressors, and include the operations fee as part of its rental rate. Large horsepower units are more complex, and by operating the equipment ourselves, we reduce maintenance and overhaul expenses. While we do not require our customers to retain us to operate smaller horsepower units, we generally train our customers' personnel in fundamental compressor operations.

     We currently maintain major overhaul and repackaging facilities in Edmonton, Alberta, Canada and in Yukon, Oklahoma and Schulenberg, Texas, in addition to our fabrication and repackaging facility in Houston, Texas. Following our Weatherford Global acquisition, we closed a number of facilities and intend to close others, including our fabrication, overhaul and repackaging facility in Corpus Christi, Texas, and are combining some of our operating activities to achieve the cost savings and synergies referred to in this prospectus. We also maintain 48 sales and service locations. We provide maintenance services on substantially all of our rental fleet and contract compression for most of our larger horsepower units. Maintenance services include the scheduled preventative maintenance repair and general up-keep of compressor equipment. As a complement to our maintenance business, we offer supplies and services such as antifreeze, lubricants, property damage insurance on the equipment, and prepaid freight to the job site. We also may provide for installation, which for our typical lower, mid-range and smaller horsepower units involves significantly less engineering and cost than the comprehensive service concept prevalent in the international markets. We also routinely repackage or reconfigure some of our existing fleet to adapt to our customers' needs.

     We currently have approximately 600 trained and equipped field service representatives and mechanics located throughout the United States and approximately 300 such representatives in international locations. The field service representatives are responsible for preventive maintenance, repair, preparation and installation of rental units and perform major overhauls of units in the field whenever it is economically feasible. Major overhaul and unit rework is also performed in the major overhaul facilities. On average, each of our units undergoes a major overhaul once every six to eight years. A major overhaul involves the rebuilding of the unit in order to materially extend its useful life or to enhance the unit's ability to fulfill broader or different rental applications.

     Our field gas compressors are maintained in accordance with daily, weekly, monthly and annual maintenance schedules that have been developed and refined over our long history of maintaining and operating compressors. These procedures are updated as technology changes and our operations group develops new techniques and procedures. In addition, because our field technicians provide maintenance on virtually all of our installed compression equipment, they are familiar with the condition of our equipment and can readily identify potential problems. In our experience, these rigorous procedures maximize component life and unit availability and minimize avoidable downtime.

     We also have a technical service group that is involved in our comprehensive service proposals and monitors our larger horsepower units. This group uses technologically advanced diagnostic equipment that permits sophisticated field and remote diagnostic analyses of engines and compressors, as well as emission analyses to ensure compliance with regulatory requirements.

  Fabrication

     As a complement to our compressor rental service operations, we design, engineer, assemble and sell natural gas and air compressors for engineering and construction firms, as well as for exploration and production companies both domestically and internationally. We also fabricate compressors for our own fleet. Our primary fabrication facilities are located in Houston and Schulenberg, Texas and in Calgary, Alberta, Canada. In April 1999, we completed construction of a new 20,000 square foot heavy capacity fabrication shop and paint booth in Houston, and we are in the process of expanding this facility to double its size. This facility enhances our ability to expand our fleet of higher horsepower compressors and allows us to fabricate units typically used in pipeline operations. Our pending acquisition of KCI will provide us with an additional 100,000 square foot fabrication facility.

     When servicing our fabrication customers, we provide compressors that are built in accordance with specific criteria of the customer as well as prepacked compressors. We act as a distributor for Ariel gas compressors and as an original equipment manufacturer for Atlas Copco air compressors. Some of the compressors manufactured by these entities are used by us in our engineered products operations. For the year ended March 31, 2001, approximately 26.5% or $61.8 million of our total revenues were generated from fabrication operations.

     We do not incur material research and development expenditures, as research and development activities are not a significant aspect of our business. All research and development costs are expensed as incurred.

  Parts Sales and Service

     Our parts sales and service business, which grew dramatically as a result of our Weatherford Global and IEW acquisitions in February 2001, sells compressor parts and services for customer-owned compression equipment. We believe this business will continue to be a growth area for us in the future, and will provide valuable cross-selling opportunities for our compression rental services and fabrication capabilities. For the year ended March 31, 2001, we generated $21.5 million in revenues, or 9.2% of our total revenues, from this segment of our business.

     Our inventory of parts is available either over-the-counter through our 14 service locations in the U.S. and 4 in Canada, on a bid basis for larger orders, or as part of our compressor maintenance service. Our maintenance services are available on an individual call basis, on a contract basis (which may cover a particular unit, an entire compression project or all of the customer's compression projects) or as part of our comprehensive operation and maintenance service. We also provide offshore maintenance and service. In addition, we provide overhaul and reconfiguration services for customer-owned compression equipment, either on-site or in our overhaul shops.

FACILITIES

     The following table describes the material facilities owned or leased by Universal as of May 1, 2001:

                                  SQUARE
LOCATION                           FEET     ACREAGE   STATUS                 USES
--------                          -------   -------   ------                 ----
Houston, Texas..................  114,000    30.0     Owned    Corporate headquarters, rental,
                                                               sales, service, repackaging and
                                                                 fabrication
Calgary, Alberta, Canada........  105,760    9.22     Owned    Rental, sales, service,
                                                               fabrication and overhaul
Corpus Christi, Texas*..........   92,000    24.3     Owned    Rental, sales, service,
                                                               repackaging, fabrication and
                                                                 overhaul
Yukon, Oklahoma.................   72,000    14.7     Owned    Rental, sales, service and
                                                               overhaul
Schulenberg, Texas..............   23,000    13.3     Owned    Repackaging, overhaul and
                                                                 fabrication
Broussard, Louisiana............   24,700    10.0     Leased   Rental, sales, service and
                                                               overhaul

---------------

* We expect to close this facility later this year.

     In addition, we will add a 100,000 square foot fabrication facility in Tulsa, Oklahoma as a result of our pending acquisition of KCI. None of our owned or leased facilities listed above are pledged as collateral to secure indebtedness other than pursuant to immaterial industrial revenue bonds with respect to two facilities.

CUSTOMERS

     Our current customer base consists of over 1,000 domestic and international companies engaged in all aspects of the oil and gas industry, including major integrated oil and gas companies, international state-owned oil and gas companies, large and small independent producers, natural gas processors, gatherers and pipelines. We have entered into strategic alliances with some of our key customers. These alliances are essentially preferred vendor arrangements and give us preferential consideration for the compression needs of these customers. In exchange, we provide these customers with enhanced product availability, product support and favorable pricing.

     In the fiscal year ended March 31, 2001, no single customer accounted for as much as 10% of our total revenues. Our top 20 customers accounted for approximately 41.6% of our rental revenues in fiscal year 2001.

SUPPLIERS

     Our principal suppliers include Caterpillar and Waukesha for engines, Air Xchangers for coolers, and Ariel and Gemini for compressors. We also purchase a significant number of Cooper compressors in Canada for sale to customers. Although we rely primarily on these suppliers, we believe alternative sources are generally available. We have not experienced any material supply problems to date, and we believe our relations with our suppliers are good.

     In addition, in December 1999, Weatherford Global sold its Gemini compressor manufacturing operations in Corpus Christi, Texas to GE Packaged Power. Under the terms of that sale, Weatherford Global agreed to purchase from GE Packaged Power $38.0 million of compressor components over five years and $3.0 million of parts over three years, and GE Packaged Power agreed to provide compressors to Weatherford Global during that time period at negotiated prices. As of March 31, 2001, $10.6 million of components and $5.5 million of parts had been purchased.

BACKLOG

     As of March 31, 2001, we had a compressor unit fabrication backlog for sale to third parties of approximately $34.2 million, compared to $11.1 million as of March 31, 2000. We estimate that as of April 30, 2001, KCI's fabrication backlog was approximately $72 million. A majority of the backlog is expected to be produced within a 180-day period. Generally, units to be sold to third parties are assembled according to each customer's specifications and sold on a turnkey basis. We purchase components for these compressor units from third party suppliers.

INSURANCE

     We believe that our insurance coverage is customary for the industry and adequate for our business. As is customary in the natural gas service operations industry, we review our safety equipment and procedures and carry insurance against some, but not all, risks of our business. Losses and liabilities would reduce our revenues and increase our costs to the extent not covered by insurance. The natural gas service operations business can be hazardous, involving unforeseen circumstances such as uncontrollable flows of gas or well fluids, fires and explosions or environmental damage. To address the hazards inherent in our business, we maintain a comprehensive insurance program. This insurance coverage includes physical damage coverage, third party general liability insurance, employer's liability, including well control, environmental and pollution and other coverage, although coverage for environmental and pollution-related losses is subject to significant limitations. In addition, many of our service contracts shift certain risks to our customers.

COMPETITION

     The natural gas compressor rental, maintenance, parts sales and service and fabrication businesses are highly competitive. We face competition from large national and multinational companies with greater financial resources and, on a regional basis, from numerous smaller companies.

     Our main competitors in the compression rental business are Hanover Compressor Company, Production Operators, Inc. (a subsidiary of Schlumberger Limited) and Compressor Systems, Inc. In addition, Weatherford and its subsidiaries may continue to compete with us as they are not contractually restricted from doing so. In our fabrication activities, we currently compete primarily with Hanover, Compressor Systems, KCI, Inc. and Enerflex Systems, Ltd. Our parts sales and service business faces competition from manufacturers including Cooper Cameron, Dresser-Rand and Hanover, from distributors of Caterpillar and Waukesha engines, from a number of smaller companies and, in Canada, from Enerflex.

     We believe that we compete effectively on the basis of customer service, including the availability of our personnel in remote locations, price, technical expertise, parts service system, flexibility in meeting customer needs and quality and reliability of our compressors and related services.

ENVIRONMENTAL AND OTHER REGULATIONS

     We are subject to stringent and complex federal, state and local laws and regulations regarding the environment, emission controls and other environmental protection as well as employee health and safety concerns. Compliance with these laws and regulations may affect the costs of our operations. Moreover, failure to comply with these environmental laws and regulations may result in the imposition of administrative, civil, and criminal penalties. Not all of our properties may be in full compliance with all applicable environmental requirements. However, as part of the regular evaluation of our operations, we are updating the environmental condition of our existing and acquired properties as necessary and, overall, we believe that we are in substantial compliance with applicable environmental laws and regulations and that the phasing in of more stringent emission controls and other known regulatory requirements at the rate currently contemplated by such laws and regulations will not have a material adverse effect on our business, financial condition or results of operations.

     Under the Comprehensive Environmental Response, Compensation, and Liability Act, referred to as "CERCLA," and comparable state laws and regulations, strict and, under certain circumstances, joint and several liability can be imposed without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the owner and operator of a contaminated site where a hazardous substance release occurred and any company that transported, disposed of, or arranged for the transport or disposal of hazardous substances released at the site. Under CERCLA, such persons (which may include us) may be liable for the costs of remediating the hazardous substances that have been released into the environment and for damages to natural resources. In addition, where contamination may be present it is not uncommon for the neighboring land owners and other third parties to file claims for personal injury, property damage and recovery of response costs.

     As part of our operations, we generate wastes, including hazardous wastes such as used paints and solvents. The management and disposal of hazardous wastes are subject to the Resource Conservation and Recovery Act, referred to as "RCRA," and comparable state laws. These laws and the regulations implemented thereunder govern the generation, storage, treatment, transfer and disposal of hazardous and nonhazardous wastes. The U.S. Environmental Protection Agency and various state agencies have limited the approved methods of disposal for certain hazardous and nonhazardous wastes.

     We currently own or lease, and have in the past owned or leased, a number of properties that have been used, some for many years, by third parties over whom we have no control, in support of natural gas compression services or other industrial operations. As with any owner or operator of property, we may be subject to remediation costs and liability under CERCLA, RCRA or other environmental laws for hazardous waste, asbestos or any other toxic or hazardous substance that may exist on or under any of our properties, including waste disposed or groundwater contaminated by prior owners or operators. We have performed in the past, and may perform in the future, certain remediation activities governed by environmental laws. The cost of this remediation has not been material to date and we currently do not expect it to be. We are currently undertaking groundwater monitoring at certain of our facilities, which may further define remedial obligations. Certain of our acquired properties may also warrant groundwater monitoring and other remedial activities. We believe that former owners and operators of many of these properties may be responsible under environmental laws and contractual agreements to pay for or perform remediation, or to indemnify us for our remedial costs. These other entities may fail to fulfill their legal or contractual obligations, which could result in material costs to us.

     In most cases, our customers contractually assume all environmental compliance and permitting obligations and environmental risks related to compressor operations, even in cases where we operate and maintain the compressors on their behalf. Under most of our rental service agreements, our customers must indemnify us for certain losses or liabilities we may suffer as a result of the failure to comply with applicable environmental laws, including requirements pertaining to necessary permits such as air permits.

     Air pollutant emissions from natural gas compressor engines are a substantial environmental concern for the natural gas transportation industry. Proposed federal regulations, if promulgated in their current form, are expected to impose or increase obligations of operators to reduce emissions of nitrogen oxides from internal combustion engines in transmission service. In most cases, these obligations would be allocated to our customers under the above-mentioned contracts.

     Stricter standards in environmental legislation or regulations that may affect us may be imposed in the future, such as proposals to make hazardous wastes subject to more stringent and costly handling, disposal and remediation requirements. Accordingly, new environmental laws or regulations or amendments to existing environmental laws or regulations (including, but not limited to, regulations concerning ambient air quality standards, waste water and storm water discharge, and global climate change) could require us to undertake significant capital expenditures and could otherwise have a material adverse effect on our business, results of operations and financial condition.

     Our international operations are potentially subject to similar governmental controls and restrictions relating to the environment. We believe that we are in substantial compliance with any such foreign requirements pertaining to the environment.

     Since 1992, there have been various proposals to impose taxes with respect to the energy industry, none of which have been enacted and all of which have received significant scrutiny from various industry lobbyists. At the present time, given the uncertainties regarding the proposed taxes, including the uncertainties regarding the terms which the proposed taxes might ultimately contain and the industries and persons who may ultimately be the subject of such taxes, it is not possible to determine whether any such tax will have a material adverse effect on us.

EMPLOYEES AND LABOR RELATIONS

     As of March 31, 2001, we had approximately 1,200 domestic employees and 450 international employees. We intend to reduce our workforce by an additional 100 employees upon completion of various transition and integration activities resulting from our Weatherford Global acquisition. We believe our relationship with our employees is good. Approximately 100 of our employees in Canada are covered by a collective bargaining agreement, which expires in June 2002.

LITIGATION AND OTHER LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this prospectus, we were not party to any legal proceedings which, if determined adversely to us, individually or in the aggregate, would have a material adverse effect on our results of operations or financial position.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     The following table sets forth the name, age and position of each of our directors and executive officers as of June 1, 2001.



NAME                           AGE              POSITION              DIRECTOR SINCE   TERM EXPIRES
----                           ----             --------              --------------   ------------
Stephen A. Snider............  53     President, Chief Executive           1998            2002
                                      Officer and Director
Ernie L. Danner..............  47     Executive Vice President and         1998            2002
                                        Director
Richard W. FitzGerald........  47     Senior Vice President and               *               *
                                      Chief Financial Officer
Mark L. Carlton..............  45     Senior Vice President and               *               *
                                      General Counsel
Jack B. Hilburn, Jr. ........  56     Senior Vice President of                *               *
                                        Operations of Universal
                                        Compression, Inc.
Kirk E. Townsend.............  43     Senior Vice President of                *               *
                                      Sales of Universal
                                        Compression, Inc.
Hanford P. Jones.............  49     Senior Vice President of                *               *
                                        Engineered Products of
                                        Universal Compression, Inc.
Samuel Urcis.................  66     Director and Chairman of the         1998            2003
                                        Executive Committee of the
                                        Board
Thomas C. Case...............  52     Director                             1999            2001
John K. Castle...............  60     Director                             1998            2003
Bernard J. Duroc-Danner......  47     Director                             2001            2003
Uriel E. Dutton..............  70     Director                             2001            2001
Curtis W. Huff...............  43     Director                             2001            2002
C. Kent May..................  61     Director                             1998            2001
William M. Pruellage.........  27     Director                             2000            2003
Edmund P. Segner, III........  47     Director                             2000            2002


---------------

* Not applicable.

     Stephen A. Snider. Mr. Snider has served as our President since consummation of the Tidewater Compression acquisition in 1998, and serves on our board of directors. Mr. Snider joined Tidewater in 1975 as General Manager of air compressor operations. In 1979, Mr. Snider established Tidewater Compression's operations in the Northeastern United States. In 1981, he assumed responsibility for the Western United States operations of Tidewater Compression. Mr. Snider left Tidewater in 1983 to own and operate businesses unrelated to the energy industry. He returned to Tidewater in 1991 as Senior Vice President of Compression. Mr. Snider has over 25 years of experience in senior management of operating companies, and also serves as a Director of Energen Corporation. Mr. Snider is a member of the Executive Committee of our Board of Directors.

     Ernie L. Danner. Mr. Danner joined us as Chief Financial Officer and Executive Vice President upon consummation of the Tidewater Compression acquisition. Mr. Danner also serves on our board of directors. In April 1999, Mr. Danner's duties as Chief Financial Officer were assumed by Richard FitzGerald, and Mr. Danner became our Executive Vice President. Prior to joining us, Mr. Danner served as Chief Financial Officer and Senior Vice President of MidCon Corp., an interstate pipeline company and a wholly-owned subsidiary of Occidental Petroleum Corporation. From 1988 until May 1997, Mr. Danner served as Vice

President, Chief Financial Officer and Treasurer of INDSPEC Chemical Company and he also served as a director of INDSPEC.

     Richard W. FitzGerald. Mr. FitzGerald has served as our Senior Vice President and Chief Financial Officer since April 1999. Mr. FitzGerald held the position of Vice President -- Financial Planning and Services of KN Energy from February 1998 to April 1999. Prior to that time, Mr. FitzGerald served as Vice President and Controller of MidCon Corp., a wholly-owned subsidiary of Occidental Petroleum Corporation, for a period in excess of five years.

     Mark L. Carlton. Mr. Carlton joined us as Senior Vice President and Co-General Counsel in October 2000 and, effective December 8, 2000, became our Senior Vice President and General Counsel. From 1982 until April 2000, Mr. Carlton held various legal positions with Mobil Corporation and its affiliates, serving most recently as Senior Counsel for Mobil Business Resources Corporation.

     Jack B. Hilburn, Jr. Mr. Hilburn has served as Senior Vice President of Operations of UCI since April 1999. Mr. Hilburn is responsible for all field operations, overhaul shops and warehouses. Mr. Hilburn joined UCI in 1994 to oversee domestic operations. In September 1996, Mr. Hilburn was promoted to Vice President of Operations and in April 1999, he was promoted to Senior Vice President of Operations. Prior to 1994, Mr. Hilburn was employed by Marathon Oil Corporation in various capacities, including Region Manager of southeast onshore and lower 48 offshore production operations, and later as Manager of Operations and Construction Services. Mr. Hilburn has over 26 years of management experience in the oil and gas industry.

     Kirk E. Townsend. Mr. Townsend has been Vice President of Sales of UCI since October 1999, and was promoted to Senior Vice President in February 2001. Mr. Townsend is responsible for all sales activities both domestic and international. Mr. Townsend joined UCI in 1979 as a domestic sales representative. In 1986, he became an international sales representative for UCI. Mr. Townsend was promoted to Vice President of Business Development in April 1999, and Vice President of Sales in October 1999. Mr. Townsend has over 21 years of sales and management experience in the natural gas compression industry.

     Hanford P. Jones. Mr. Jones has been Vice President of Engineered Products for UCI since April 1999, and became a Senior Vice President in February 2001. Mr. Jones is responsible for all engineering and fabrication production of UCI's packaging division. Mr. Jones joined UCI in January 1999 as General Manager of Engineered Products. From May 1998 to January 1999, Mr. Jones performed engineering and pipeline operation consulting services for various companies. Prior to May 1998, Mr. Jones was employed by NorAm Energy Corporation for a period in excess of 18 years in various capacities, including Region Manager of NorAm's Western Region, and later as Chief Engineer and Engineering Manager. Mr. Jones has over 25 years of engineering and management experience in the oil and gas industry.

     In addition to Messrs. Snider and Danner, the following individuals serve on our board of directors:

     Samuel Urcis. Mr. Urcis is a General Partner of Alpha Partners, a venture capital firm which he co-founded in 1982. From 1979 to 1982, and since 1997, Mr. Urcis has been an investor and advisor in the energy field, primarily in the oilfield services and equipment sector. From 1972 to 1979, Mr. Urcis was with Geosource Inc., a diversified services and equipment company, which he conceptualized and co-founded. Mr. Urcis served in the capacity of Chief Operating Officer and Vice President of Corporate Development. From 1955 to 1972, Mr. Urcis served in various technical and management capacities at Rockwell International, Hughes Aircraft, Aerolab Development Company and Sandberg-Serrell Corporation. Mr. Urcis has served as a Director of the Glaucoma Research Foundation, and as a Trustee of the Monterey Institute of International Studies. Mr. Urcis serves as our director pursuant to an agreement entered into in connection with the Tidewater Compression acquisition. Mr. Urcis is a member of the Executive and Compensation Committees of our Board of Directors.

     Thomas C. Case. Mr. Case served as the President of Mobil Global Gas & Power, Inc. and was responsible for gas marketing and power development in North and South America from 1998 until December 1999. Mr. Case retired from Mobil on April 1, 2000. From 1996 to 1997, Mr. Case was the Executive Vice President of Duke Energy (formerly Pan Energy) Trading and Market Services, a joint venture between Duke Energy and Mobil. From 1991 to 1996, he held various positions with Mobil serving at various times as

President and Executive Vice President/Chief Operating Officer of Mobil Natural Gas Inc., Manager of Strategic Planning for Exploration and Production of Mobil and President of Mobil Russia. Mr. Case is a member of the Audit Committee of our Board of Directors.

     John K. Castle. John K. Castle has been Chairman of Castle Harlan, Inc. since 1987. Mr. Castle is also Chairman of Castle Harlan Partners III G.P., Inc., which is the general partner of the general partner of Castle Harlan Partners III, L.P., one of our significant stockholders, and of Castle Connolly Medical Ltd. and Castle Connolly Graduate Medical Publishing, LLC. He serves as Chairman and Chief Executive Officer of Branford Castle, Inc., an investment holding company. Immediately prior to forming Branford Castle, Inc. in 1986, Mr. Castle was President and Chief Executive Officer and a Director of Donaldson, Lufkin and Jenrette, Inc., one of the nation's leading investment banking firms. Mr. Castle is a Director of Sealed Air Corporation, Morton's Restaurant Group, Inc., Statia Terminals Group, N.V., Commemorative Brands, Inc., AdobeAir Holdings, Inc., Wilshire Restaurant Group, Inc. and Equipment Support Services. Mr. Castle is a member of the Corporation of the Massachusetts Institute of Technology and a trustee of the New York Presbyterian Hospital, Inc. and the Whitehead Institute of Biomedical Research. Formerly, Mr. Castle was a Director of The Equitable Life Assurance Society of the United States and the New York Medical College (for 11 years he was Chairman of the Board). Mr. Castle is a member of the Executive and Compensation Committees of our Board of Directors.

     Bernard J. Duroc-Danner. Mr. Duroc-Danner joined Weatherford International Inc. in May 1987 to initiate the start-up of Weatherford's oilfield service and equipment business through EVI, Inc. He was elected EVI's President in January 1990 and Chief Executive Officer in May 1990. In connection with the merger of EVI, Inc. with Weatherford Enterra Inc. in May 1998, Mr. Duroc-Danner was elected as Weatherford International Inc.'s Chairman of the Board, President and Chief Executive Officer. Mr. Duroc-Danner holds a Ph.D. in economics from Wharton (University of Pennsylvania). In prior years, Mr. Duroc-Danner held positions at Arthur D. Little and Mobil Oil Inc. Mr. Duroc-Danner is a director of Parker Drilling Company (an oil and gas drilling company), Cal-Dive International, Inc. (a company engaged in subsea services in the Gulf of Mexico) and Dresser, Inc. (a provider of highly engineered equipment, primarily for the energy industry). Mr. Duroc-Danner is also Chairman of the Board of Grant Prideco, Inc. (a provider of drill pipe and other drill stem products). Grant Prideco was a wholly owned subsidiary of Weatherford until April 14, 2000, when Weatherford distributed all of the outstanding shares of Grant Prideco to its stockholders. Mr. Duroc-Danner is a member of the Executive Committee of our Board of Directors.

     Uriel E. Dutton. Mr. Dutton has been counsel to and a partner with the law firm of Fulbright & Jaworski L.L.P. for more than the past five years where his practice focuses on real estate and oil and gas matters. Mr. Dutton is a member of the Audit Committee of our Board of Directors.

     Curtis W. Huff. Mr. Huff was elected President, Chief Executive Officer and a Director of Grant Prideco, Inc. on February 5, 2001. Previously, he served as Executive Vice President and Chief Financial Officer of Weatherford International Inc. since January 2000, and served as its General Counsel and Secretary since May 1998. Prior to that time, Mr. Huff was a partner with the law firm of Fulbright & Jaworski L.L.P., Weatherford's counsel, and held that position for more than five years. Mr. Huff is a director of UTI Energy Corp. (an oil and gas drilling company). Mr. Huff is a member of the Compensation Committee of our Board of Directors.

     C. Kent May. Mr. May is a Senior Vice President, General Counsel, Secretary and a Director of Anchor Glass Container Corporation. He is General Counsel, Secretary and a Director of Consumers Packaging Inc., Canada's largest glass container manufacturer, and a Director of Fabrica de Envases de Vidrio, S.A. de C.V., a Mexican glass container manufacturer. He serves as General Counsel to Glenshaw Glass Company and G&G Investments, Inc., a privately-held investment company. He is also a manager and secretary of Main Street Capital Holdings, L.L.C., a merchant banking firm. He has been an associate, partner or member of the law firm of Eckert Seamans Cherin & Mellott, L.L.C. since 1964 and was Managing Partner of the firm from 1991 to 1996. Mr. May is a member of the Audit Committee of our Board of Directors.

     William M. Pruellage. Mr. Pruellage is a Vice President of Castle Harlan, Inc. Prior to joining Castle Harlan in July 1997, Mr. Pruellage worked as an investment banking analyst at Merrill Lynch since July 1995. Mr. Pruellage is also a director of Wilshire Restaurant Group, Inc. and Commemorative Brands, Inc. Mr. Pruellage is a member of the Compensation Committee of our Board of Directors.

     Edmund P. Segner, III. Mr. Segner has served as President and Chief of Staff of EOG Resources since August of 1999. He joined Enron Corporation in 1988 as Vice President of Public and Investor Relations. He later served as Executive Vice President and Chief of Staff until 1997 when he moved to Enron Oil & Gas Company as Vice Chairman and Chief of Staff. Mr. Segner is a Certified Public Accountant and a member of the Houston Society of Financial Analysts. He is also a director and member of the Executive Committee of the Domestic Petroleum Council. Mr. Segner serves as Chairman of the Audit Committee of our Board of Directors.

     No family relationship exists between any of our executive officers or between any of them and any of our directors.

BOARD COMMITTEES

     Our Board of Directors has established three committees -- an Executive Committee, an Audit Committee, and a Compensation Committee. The Audit Committee is comprised entirely of non-employee directors.

     The Executive Committee, to the extent permitted under Delaware law, has all powers and rights of our board of directors. The current members of the Executive Committee are Messrs. Urcis (Chairman), Castle, Duroc-Danner and Snider.

     The Audit Committee is primarily concerned with the effectiveness of our accounting policies and practices, financial reporting and internal controls. The Audit Committee is authorized to:

     - select, retain and dismiss our independent auditors,

     - review the plans, scope and results of our annual audit, the independent auditors' letter of comments and management's response thereto, and the scope of any non-audit services which may be performed by the independent auditors,

     - review our quarterly and annual SEC filings and earnings releases,

     - manage our policies and procedures with respect to internal accounting and financial controls and

     - review any changes in accounting policy.

The current members of the Audit Committee are Messrs. Segner (Chairman), Case, Dutton and May.

     The Compensation Committee is authorized and directed to review and approve the compensation and benefits of our executive officers, to review and approve the annual salary plans, and to review and advise our board of directors regarding the benefits, including bonuses, and other terms and conditions of employment of our other employees. The Compensation Committee is also responsible for the administration of our benefit plans. The current members of the Compensation Committee are Messrs. Castle, Huff, Pruellage and Urcis.

EXECUTIVE COMPENSATION

     The following table sets forth the annual and long-term compensation for fiscal 2001, 2000 and 1999 for our Chief Executive Officer, our other four highest paid officers and a former officer who would have been one of our highest paid officers had she been employed by us at the end of our most recent fiscal year:

                           SUMMARY COMPENSATION TABLE

                                                                         LONG-TERM
                                                                        COMPENSATION
                                                                           AWARDS
                                                  ANNUAL COMPENSATION   ------------
                                                  -------------------    SECURITIES     ALL OTHER
                                         FISCAL   SALARY       BONUS     UNDERLYING    COMPENSATION
NAME AND PRINCIPAL POSITION               YEAR      ($)         ($)     OPTIONS (#)        ($)
---------------------------              ------   -------     -------   ------------   ------------
Stephen A. Snider......................   2001    222,917     350,437     161,007         17,159(1)
  President & Chief Executive Officer     2000    170,000      35,000          --         15,000(1)
                                          1999    170,000      43,890      49,145         41,965(1)
Ernie L. Danner........................   2001     69,250     232,365     104,057        310,019(2)
  Executive Vice President                2000     37,875          --          --          6,226(2)
                                          1999    135,000      43,080      35,491         23,055(2)
Richard W. FitzGerald(3)...............   2001    178,333     232,365      90,333         12,506(4)
  Senior Vice President & Chief           2000    146,049      20,000      16,379         34,132(4)
  Financial Officer                       1999         --          --          --             --
Kirk E. Townsend.......................   2001    163,750(5)  170,023      64,286         14,959(6)
  Senior Vice President of Sales of       2000    229,521(5)   15,000      11,508         21,878(6)
  Universal Compression, Inc.             1999    154,436(5)       --       2,970          9,331(6)
Jack B. Hilburn, Jr. ..................   2001    148,333     160,577      65,333          9,464(7)
  Senior Vice President of Operations
     of                                   2000    110,000      15,000      16,379          4,843(7)
  Universal Compression, Inc.             1999     91,250      17,310       6,682          7,774(7)
Valerie L. Banner......................   2001     92,443      87,690      30,333        157,159(9)
  Former Senior Vice President &          2000    100,000      15,000          --          4,435(9)
  General Counsel(8)                      1999     83,350      17,708      16,379          2,375(9)

---------------

(1) Includes (a) matching contributions to Mr. Snider's 401(k) account of $6,688 during fiscal 2001 and $5,100 during each of fiscal 2000 and fiscal 1999,
    (b) $3,876 in health premiums paid on behalf of Mr. Snider under its executive medical plans during each of fiscal 1999, 2000 and 2001, (c) payments made on behalf of Mr. Snider pursuant to our Supplemental Savings Plan of $4,063 during fiscal 2001 and $3,187 during fiscal 2000 and fiscal 1999 and (d) $29,800 paid to Mr. Snider for moving expenses during fiscal 1999.

(2) Includes (a) matching contributions to Mr. Danner's 401(k) account of $2,078 during fiscal 2001, $1,136 during fiscal 2000 and $4,050 during fiscal 1999,
    (b) $3,876 in health premiums paid on behalf of Mr. Danner under our executive medical plan during each of fiscal 2001, 2000 and 1999, (c) payments made on behalf of Mr. Danner pursuant to our Supplemental Savings Plan of $169 during fiscal 1999 and (d) a payment of $300,000 in shares of our common stock during fiscal 2001.

(3) Mr. FitzGerald joined us in April 1999.

(4) Includes (a) matching contributions made to Mr. FitzGerald's 401(k) account of $5,350 during fiscal 2001 and $3,750 during fiscal 2000, (b) health care premiums paid on behalf of Mr. FitzGerald under our Executive Medical Plan of $3,876 in fiscal 2001 and $3,553 in fiscal 2000, (c) payment made on behalf of Mr. FitzGerald pursuant to our Supplemental Savings Plan of $2,844 in fiscal 2001 and $750 during fiscal 2000 and (d) $25,886 paid to Mr. FitzGerald for moving expenses in fiscal 2000.

(5) Includes sales commissions.

(6) Includes (a) matching contributions made to Mr. Townsend's 401(k) account of $4,913 during fiscal 2001, $6,886 during fiscal 2000 and $7,051 during fiscal 1999, (b) $3,876 in health care premiums paid on behalf of Mr. Townsend under our Executive Medical Plan during fiscal 2001 and fiscal 2000, (c) payment made on behalf of Mr. Townsend to our Supplemental Savings Plan of $413 during fiscal 2001 and $2,543 during fiscal 2000, (d) an automobile allowance paid to Mr. Townsend of $5,646 during fiscal 2001, $4,281 during fiscal 2000 and $4,068 during fiscal 1999 and (e) $4,200 paid to Mr. Townsend for club dues during fiscal 2000.

(7) Includes (a) matching contributions made to Mr. Hilburn's 401(k) account of $2,963 during fiscal 2001 and $2,225 during fiscal 1999, (b) health care premiums paid on behalf of Mr. Hilburn of $3,876 in each of fiscal 2001, fiscal 2000 and fiscal 1999 and (c) an automobile allowance paid to Mr. Hilburn of $2,118 in fiscal 2001, $720 in fiscal 2000 and $1,341 in fiscal 1999.

(8) Ms. Banner served as Senior Vice President and General Counsel until December 2000.

(9) Includes (a) matching contributions to Ms. Banner's 401(k) account of $2,525 during fiscal 2001, $3,000 during fiscal 2000 and $2,250 during fiscal 1999,
    (b) $2,584 in health premiums paid on behalf of Ms. Banner during fiscal 2001 and $323 during fiscal 2000, (c) payments made on behalf of Ms. Banner pursuant to our Supplemental Savings Plan of $1,430 during fiscal 2001 and $1,000 during fiscal 2000 and (d) $150,313 in severance paid to Ms. Banner as a result of our termination of her employment agreement without cause during fiscal 2001.

DIRECTORS' COMPENSATION

     Directors other than our officers, those designated by Castle Harlan and Mr. Duroc-Danner and Mr. Huff receive an annual director fee of $20,000, $750 per board of directors or committee meeting attended and reasonable out-of-pocket expenses. Currently, five of our directors are entitled to this compensation. Directors are not otherwise compensated for their services.

BENEFIT PLANS


     We maintain a 401(k) employee retirement savings plan for the benefit of our employees. We pay all administrative costs of the plan and match employee contributions at a rate of 50% for the first 6% of salary contributed by the employee. We have authorized the amendment of this plan to allow for our matching contributions to be in the form of shares of our common stock. We also maintain deferred compensation plans for certain key employees.


     In February 1998, we adopted an incentive stock option plan to advance our interests and to improve stockholder value by providing additional incentives to motivate and retain key employees. Under this incentive stock option plan, as amended, we can grant options totaling 3,012,421 shares of our common stock. That number will be adjusted automatically if there shall be any future change in our capitalization from a stock dividend or split and may be adjusted to reflect a change in our capitalization resulting from a merger, consolidation, acquisition, separation (including a spin-off or spin-out), reorganization or liquidation. Key employees, non-employee directors and consultants are eligible to receive options under this incentive stock option plan.

     In April 2001, our board of directors authorized a stock grant plan, contingent upon approval of our stockholders, to help us attract and retain key employees. The stock grant plan permits the granting of shares of our common stock to our officers and key employees. Stock grants under the plan generally will vest at the rate of 25% per year in each year following the first anniversary date of the grant. Subject to stockholder approval of this plan at our next annual meeting on August 16, 2001, initial grants to officers of an aggregate of 110,000 shares of our common stock were approved in April 2001.

     Our board of directors also authorized, subject to approval of our stockholders, the adoption of a discounted stock purchase plan. This plan would permit our eligible employees to purchase shares of our common stock at a 15% discount and without brokerage fees, subject to various limitations.

     We also maintain an executive medical plan for our executive officers. This plan supplements our general medical plan by covering deductibles and co-payments of our executives up to an annual maximum of $5,000 for each participant.

EMPLOYMENT AGREEMENTS

     With the exception of Richard FitzGerald, our senior vice president and chief financial officer, none of our officers have employment agreements. We entered into the employment agreement with Mr. FitzGerald, effective April 12, 1999, pursuant to which Mr. FitzGerald is entitled to a current annual base salary of $205,000, plus a target bonus of up to 60% of such base salary. Mr. FitzGerald's employment agreement has an initial term of three years. If during the stated duration or any extension of duration, a "change of control" of us occurs, the agreement automatically extends to a date that is the second anniversary of the change of control. In addition, the agreement provides that if Mr. FitzGerald is terminated without cause during the initial term, he will be paid for the remainder of the term, plus a bonus amount based on his previous bonuses. Pursuant to Mr. FitzGerald's employment agreement and our officers' incentive plan, bonuses are payable based on our safety record and financial performance, plus a discretionary component. This agreement also places restrictions on the ability of Mr. FitzGerald to disclose confidential information, to compete against us and to hire or solicit certain of our employees if his employment with us is terminated.

     We also had an employment agreement with Valerie Banner, who served as our Senior Vice President and General Counsel, which provided for an annual base salary of $135,000, plus a target bonus of up to 50% of her base salary. We terminated this agreement without cause effective December 8, 2000. Pursuant to the terms of the agreement, we paid to Ms. Banner a lump sum severance payment equal to the sum of her annual base salary as of the time of termination of the agreement and the average of the annual bonuses she has received. Ms. Banner also received a bonus prorated through December 8, 2000. Ms. Banner will continue to assist us as needed with our new financing arrangements and other legal matters for a reasonable hourly fee.

     In addition, we have agreed that Stephen Snider, our president and chief executive officer, and his spouse will be entitled to continue to participate, at our expense, in our medical benefit plan following his retirement so long as he remained an active employee of ours until retirement.

CHANGE OF CONTROL AGREEMENTS

     We have entered into change of control agreements with Messrs. Carlton, Hilburn, Townsend and Jones. Pursuant to these agreements, in the event that the executive's employment with us is terminated within one year after a "change in control" of us, then the executive is entitled to severance pay and other benefits. The severance payment is based upon the executive's annual base salary and bonus target amount at the time of termination. The agreements define a "change in control" to mean the beneficial ownership by any person or entity other than Castle Harlan of more than 50% of our outstanding capital stock or, in specified circumstances, the failure to re-elect a majority of the members of our board of directors. These agreements also restrict the ability of these individuals to compete against us.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     Set forth below is information as of June 1, 2001 regarding the beneficial ownership of our common stock and the percentage of outstanding shares beneficially owned by


     - the selling stockholders,

     - any person known by us to own more than five percent of our voting securities,

     - all of our directors,

     - each of our executive officers identified in the Summary Compensation Table and

     - all of our current directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated in the footnotes to this table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite the stockholder's name. Except as otherwise set forth below, shares of common stock not outstanding but deemed beneficially owned by virtue of a person or group having the right to acquire them within 60 days, including outstanding stock options, are treated as outstanding only for purposes of determining the percentage owned by such person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The address for each executive officer and director set forth below is c/o Universal Compression Holdings, Inc., 4440 Brittmoore Road, Houston, Texas 77041. These amounts assume that the underwriters' overallotment option is not exercised.


                                                                                            SHARES BENEFICIALLY
                                                SHARES BENEFICIALLY OWNED                  OWNED FOLLOWING THIS
                                                  PRIOR TO THIS OFFERING       SHARES            OFFERING
                                                --------------------------   OFFERED IN   -----------------------
                                                               PERCENTAGE       THIS                   PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER              NUMBER        OWNED(1)      OFFERING      NUMBER      OWNED(1)
------------------------------------            -----------    -----------   ----------   ----------   ----------
WEUS Holding, Inc.(2).........................  13,750,000        48.3%(2)          --    13,750,000      45.9%
  515 Post Oak Boulevard, Suite 600
  Houston, Texas 77027-3415
Castle Harlan Partners III, L.P. and
  affiliates(3)(4)............................   5,649,186(5)     19.8%      1,741,598(3)  1,699,610(6)     5.7%
  150 East 58th Street
  New York, New York 10155
Verizon Investment Management Company, as
  trustee for the Bell Atlantic Master Trust,
  as directed by Bell Atlantic Atlantic
  Corporation(7)..............................     535,269         1.9%        301,527       233,742         *
  695 Main Street, 6th Floor
  Stamford, Connecticut 06912
First Union Merchant Banking 1998-II,
  L.L.C.(7)...................................     535,269         1.9%        301,527       233,742         *
  301 S. College Street, 12th Floor
  One First Union Center
  Charlotte, North Carolina 28288-0732
DB Capital Partners SBIC, L.P.(7).............     535,269         1.9%        301,527       233,742         *
  130 Liberty Street, 25th Floor
  New York, New York 10006
DuPont Capital, as Trustee of Du Pont Pension
  Trust(7)....................................     535,269         1.9%        301,527       233,742         *
  Delaware Corporate Center
  1 Righter Parkway
  Wilmington, Delaware 19803
Brown University Third Century Fund(7)........      33,453           *          18,845        14,608         *
  110 Elm Street
  Providence, Rhode Island 02963
The LaBorde Family............................      66,898           *          33,449        33,449         *
  601 Poydras, Suite 1637
  New Orleans, Louisiana 70130

                                                                                            SHARES BENEFICIALLY
                                                SHARES BENEFICIALLY OWNED                  OWNED FOLLOWING THIS
                                                  PRIOR TO THIS OFFERING       SHARES            OFFERING
                                                --------------------------   OFFERED IN   -----------------------
                                                               PERCENTAGE       THIS                   PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER              NUMBER        OWNED(1)      OFFERING      NUMBER      OWNED(1)
------------------------------------            -----------    -----------   ----------   ----------   ----------
Thomas C. Case................................         334           *              --           334         *
John K. Castle(4).............................   5,649,186(8)(9)    19.8%    1,741,598(3)  1,699,610(6)     5.7%
Samuel Urcis(10)..............................     219,699           *              --       219,699         *
C. Kent May...................................         334           *              --           334         *
William M. Pruellage..........................         167           *              --           167         *
Edmund P. Segner III(11)......................          --           *              --            --         *
Bernard J. Duroc-Danner(12)...................          --           *              --            --         *
Curtis W. Huff(12)............................          --           *              --            --         *
Uriel E. Dutton(12)...........................          --           *              --            --         *
Stephen A. Snider(13).........................     143,605           *              --       143,605         *
Ernie L. Danner(14)...........................     160,192           *              --       160,192         *
Richard W. FitzGerald(15).....................      41,382           *              --        41,382         *
Jack B. Hilburn, Jr.(16)......................      40,111           *              --        40,111         *
Kirk E. Townsend(17)..........................      39,011           *              --        39,011         *
All directors and executive officers as a
  group (16 persons)(18)......................   6,060,810(5)(9)    21.3%    1,741,598     2,111,234       7.0%


---------------

  *  Indicates less than 1% of the outstanding stock.


 (1) Based upon 28,478,137 shares of our common stock outstanding as of June 1, 2001 and 29,978,137 shares of our common stock outstanding after this offering and, in each case, 13,242 treasury shares issued that are not counted as outstanding in calculating the beneficial ownership percentage. If the maximum number of shares that may be issued in our acquisition of KCI are issued, the number of shares outstanding following the offering and consummation of the acquisition will be 30,705,410.


 (2) WEUS is a direct, wholly owned subsidiary of Weatherford International, Inc., a publicly traded company. Pursuant to a voting agreement, WEUS has agreed to limit its voting power to 33 1/3% of our total outstanding common stock for a period of up to two years, subject to certain limitations. This voting agreement will terminate upon completion of this offering.


 (3) Includes 1,654,308 shares offered by Castle Harlan Partners III, L.P., 27,119 shares offered by Castle Harlan Offshore Partners III, L.P., 27,647 shares offered by Castle Harlan Affiliates III, L.P., 6,298 shares offered by Frogmore Forum Family Fund, LLC, 10,954 shares offered by Branford Castle Holdings, Inc., 5,477 shares offered by Leonard M. Harlan, 5,653 shares offered by David H. Chow, 753 shares offered by Howard Weiss, 188 shares offered by the Michael D. Weiss Trust, 188 shares offered by the Mark A. Weiss Trust, 1,884 shares offered by Jeffrey M. Siegal (a former director of our company), 753 shares offered by Marcel Fournier, 188 shares offered by Sylvia Rosen and 188 shares offered by William J. Lovejoy.


 (4) John K. Castle, one of our directors, and Leonard M. Harlan are the controlling stockholders of Castle Harlan Partners III, G.P., Inc., the general partner of the general partner of Castle Harlan Partners III, L.P., and as such, each of them may be deemed to be a beneficial owner of the shares owned by Castle Harlan Partners III, L.P. and its affiliates. Both Mr. Castle and Mr. Harlan disclaim beneficial ownership of the shares in excess of their respective pro rata partnership interests in Castle Harlan Partners III, L.P. and its affiliates.

 (5) Includes 3,091,843 shares of common stock directly held by Castle Harlan Partners III, L.P., and its affiliates, 2,174,529 shares of common stock held by certain entities for which Castle Harlan Partners III, L.P. may direct the voting pursuant to a voting agreement, 90,909 shares of common stock directly held by Mr. Castle, 45,454 shares of common stock directly held by Mr. Harlan, and 279,095 shares of common stock held by certain other entities and individuals (which includes 99,135 shares subject to options held by Samuel Urcis, one of our directors, which are fully vested) for which Mr. Castle may direct the voting pursuant to unrelated voting trust agreements under which Mr. Castle acts as voting trustee. All such shares may be deemed to be beneficially owned by Castle

     Harlan Partners III, L.P. Castle Harlan Partners III, L.P. disclaims beneficial ownership of the shares not directly held by it.

 (6) Reflects the termination of the voting agreement referred to in note (5) above.

 (7) These stockholders are parties to the voting agreement referred to in note
     (5), which will terminate upon completion of this offering.

 (8) Includes 90,909 shares of common stock directly held by Mr. Castle, 45,454 shares of common stock directly held by Mr. Harlan and 279,095 shares of common stock held by certain entities and individuals (which includes 99,135 shares subject to options held by Samuel Urcis which are fully vested) for which Mr. Castle may direct the voting pursuant to voting trust agreements under which Mr. Castle acts as voting trustee. All such shares may be deemed to be beneficially owned by Mr. Castle. Mr. Castle disclaims beneficial ownership of the shares subject to the voting trust agreements, other than 19,445 shares of common stock owned by Branford Castle Holdings, Inc. subject to the voting trust.

 (9) Includes 3,091,843 shares of common stock directly held by Castle Harlan Partners III, L.P. and its affiliates and 2,174,529 shares of common stock held by certain entities, the voting of which Castle Harlan Partners III, L.P. currently controls pursuant to a voting agreement. This voting agreement terminates upon completion of this offering. All such shares may be deemed to be beneficially owned by Mr. Castle. Mr. Castle disclaims beneficial ownership of these shares.

(10) Includes 99,135 shares subject to options which are fully vested. Also includes 40,146 shares of common stock owned by Castle Harlan Partners, III, L.P., which shares Mr. Urcis has the option to purchase. All of Mr. Urcis's shares are subject to a voting trust agreement with Castle Harlan.

(11) Mr. Segner joined our board of directors effective October 1, 2000.

(12) Messrs. Duroc-Danner, Huff and Dutton joined our board of directors on February 9, 2001 in connection with our acquisition of Weatherford Global.

(13) Includes 110,152 shares of common stock subject to options, all of which are fully vested.

(14) Includes 79,548 shares of common stock subject to options, all of which are fully vested. Also includes 33,455 shares of common stock owned by Castle Harlan Partners, which shares Mr. Danner has an option to purchase.

(15) Includes 40,045 shares of common stock subject to options, all of which are fully vested.

(16) Includes 40,045 shares of common stock subject to options, all of which are fully vested.

(17) Includes 30,794 shares of common stock subject to options, all of which are fully vested.

(18) Includes an aggregate of 493,297 shares of common stock subject to options, all of which are fully vested.

                              RELATED TRANSACTIONS

ARRANGEMENTS WITH WEATHERFORD

     Registration Rights Agreement. Concurrently with our acquisition of Weatherford Global, we entered into a registration rights agreement with WEUS Holding, Inc., an affiliate of Weatherford. Under this agreement, WEUS has the right, on up to three occasions, to cause us to register at our expense WEUS's shares of our common stock under the Securities Act at any time by providing a written demand to us, subject to certain minimum dollar values. The registration rights agreement also provides WEUS with certain "piggyback" registration rights, or rights to require us, subject to certain limitations, to include its shares of our common stock in other registration statements that we may file. Weatherford has elected to not to exercise its piggyback registration rights in connection with this offering.

     Voting Agreement. We also entered into a voting agreement with WEUS concurrently with the Weatherford Global acquisition that provides that until the earlier of (1) February 9, 2003 or (2) the date that Castle Harlan and its affiliates own less than 5% of our outstanding common stock, WEUS and its affiliates will vote any shares of our common stock that they own in excess of 33 1/3% of our total outstanding shares in the same proportion that shares of our stock owned by the public are voted. Shares owned by the public include all shares of our common stock other than shares owned by WEUS, Castle Harlan and their respective affiliates. This agreement will terminate upon completion of this offering as Castle Harlan and its affiliates will own less than 5% of our outstanding shares. As a result, WEUS will have voting control over the full 46% of our shares that it owns following this offering.

     Transitional Services Agreement. Concurrently with the closing of the Weatherford Global acquisition, Weatherford and Weatherford Global, as our subsidiary, entered into a transitional services agreement under which Weatherford will continue to provide certain administrative and support services, such as shared corporate office space and general communication and information services, to Weatherford Global until June 9, 2001. Weatherford Global paid Weatherford $125,000 for the first thirty days of these services. For the period subsequent to the initial thirty days, Weatherford Global will pay Weatherford a fee based on a proportional amount of Weatherford's costs and expenses in providing the services plus a 10% management fee.

     Board Representation. Weatherford, through WEUS, has the right to designate three members to our board of directors for so long as it owns at least 20% of our outstanding common stock. One WEUS nominee is a Class A director with a term of office expiring in 2001, the second WEUS nominee is a Class B director with a term of office expiring in 2002, and the third WEUS nominee is a Class C director with a term of office expiring in 2003. If WEUS's ownership of our common stock falls below 20%, WEUS may designate only two directors, and if its ownership falls below 10%, it may no longer designate directors to our board. WEUS's current designees to our board are Mr. Dutton (Class A), Mr. Huff (Class B) and Mr. Duroc-Danner (Class C).

REGISTRATION RIGHTS AGREEMENTS

     In connection with our acquisition of Tidewater Compression in 1998, we entered into a registration rights agreement with Castle Harlan Partners and some of our other stockholders (including certain of our directors and officers and, subsequently, Energy Spectrum Partners, L.P.). Under this registration rights agreement, these stockholders generally have the right to require us to register any or all of their shares of our common stock under the Securities Act, at our expense, subject to certain minimum dollar values. In addition, these stockholders are generally entitled to include, at our expense, their shares of our common stock covered by the registration rights agreement in any registration statement under the Securities Act, that we propose to file with respect to our common stock as certain of them have in this offering. In addition, we entered into a registration agreement with the two former stockholders of GCSI concurrently with our GCSI acquisition. This agreement provides the former GCSI stockholders with two demands for shelf registrations, both of which have been filed. We also agreed in these agreements to indemnify the stockholders against specified liabilities, including liabilities under the Securities Act.

VOTING AGREEMENTS

     In connection with the Tidewater Compression acquisition in 1998, we entered into a voting agreement and two voting trust agreements. The voting agreement requires that some of our significant stockholders vote their shares of our common stock in the same manner as Castle Harlan. This agreement will terminate upon completion of this offering. The voting trust agreements provide that certain of our other stockholders, including some of our directors, assign their shares of our common stock to a voting trust which has John K. Castle as its trustee in exchange for interests in the trust. These agreements will continue in effect following this offering, except as to shares sold in this offering or otherwise. Prior to our initial public offering in May 2000, these voting agreements and trusts also covered Energy Spectrum and our employees, officers, and some of our directors. Currently, only two of our directors, Samuel Urcis and William Pruellage, and none of our employees or officers, are subject to a voting trust agreement. As a result of the voting agreement and the voting trust agreements, Castle Harlan currently has voting control over approximately 20% of our common stock. Following this offering, it will have voting control over approximately 6% of our common stock. Under the indenture governing our 9 7/8% senior discount notes, this constitutes a change of control and the holders of the 9 7/8% of senior discount notes will have the right to require us to repurchase their notes following the completion of this offering.

TERMINATION OF MANAGEMENT AGREEMENT AND CONSULTING AGREEMENT

     In connection with our 1998 acquisition of Tidewater Compression, we also entered into a management agreement with Castle Harlan, Inc. pursuant to which Castle Harlan agreed to provide us with business and organizational strategy, financial and investment management and merchant and investment banking services. We agreed to pay Castle Harlan a fee for these services of $3.0 million per year. This fee was paid in advance for the first year and quarterly in advance thereafter. The agreement was for a term of five years, renewable automatically from year to year unless Castle Harlan or its affiliates then beneficially owns less than 20% of our outstanding capital stock. We agreed to indemnify Castle Harlan against liabilities, costs, charges and expenses relating to the performance of its duties, other than those resulting from its gross negligence or willful misconduct. We paid Castle Harlan Inc. $3.0 million, $750,000 and $3.0 million during the period from December 12, 1997 (inception) through March 31, 1998 and the years ended March 31, 1999 and 2000, respectively. As of March 31, 2000, 33,560 shares of common stock and 18,080 shares of preferred stock (which shares of preferred stock were subsequently split and converted to 42,046 shares of common stock on May 30, 2000 in connection with our initial public offering) held by our officers were subject to repurchase requirements in the event of our termination of the officer without "cause," disability or death as specified in the stock repurchase agreement. We maintained an insurance policy to fund substantially all of our obligations in the event of disability or death of these officers. This option repurchase requirement was terminated upon completion of our initial public offering. In addition, in consideration for certain finder services in connection with our Tidewater Compression acquisition, we entered into a finder's and consulting agreement with Samuel Urcis, one of our directors. Under that agreement, Mr. Urcis was entitled to a consulting fee of $150,000 per year in exchange for various consulting services, as well as a seat on our board and options to purchase shares of our common stock. We paid Mr. Urcis $12,500, $165,523 and $140,264 during the period from December 12, 1997 (inception) through March 31, 1998 and the years ended March 31, 1999 and 2000, respectively.

     This management agreement (other than the indemnification provisions) and consulting agreement were terminated upon the completion of our initial public offering in May 2000 in exchange for (1) our payment to Castle Harlan of $3.0 million in cash (one year's management fee) and our issuance to Castle Harlan of 136,364 shares of our common stock, which shares are subject to registration rights and (2) our payment to Mr. Urcis of $150,000 in cash (one year's consulting fee) and our issuance to Mr. Urcis of 6,818 shares of our common stock, which shares are also subject to registration rights. Also, Castle Harlan granted Mr. Urcis a ten-year option in 1998 to purchase from it 17,820 shares and 22,326 shares of our common stock at exercise prices of $6.73 and $21.50, respectively.

     We also have agreed with Castle Harlan to nominate a total of three Castle Harlan designees for election to our board for so long as those designees are reasonably qualified and Castle Harlan and its affiliates beneficially own at least 15% of our outstanding stock (including shares over which it has voting control pursuant to voting agreements and trusts). Although Castle Harlan will lose this right upon completion of this offering, its current designees to our board, Mr. Castle and Mr. Pruellage, serve terms expiring at our 2003 annual meeting of stockholders.

TRANSACTIONS WITH ERNIE DANNER

     In consideration for consulting services rendered by Ernie Danner, one of our executive officers and directors, in connection with our Tidewater Compression acquisition, Castle Harlan granted Mr. Danner a ten-year option to purchase from it 14,850 shares of our common stock at a price of $6.73 per share, and 18,605 shares of our common stock at a price of $21.50 per share. Also, Castle Harlan agreed that upon its sale of more than 75% of the shares that Castle Harlan owns of our outstanding common stock, Castle Harlan will pay Mr. Danner $500,000 if it realizes a return in excess of 100%, or $750,000 if it realizes a return in excess of 300%, of its initial investment in us. Upon completion of our Tidewater Compression acquisition, we paid Mr. Danner for his services $100,000 in cash and granted to him shares that were converted into 16,727 shares of our common stock, which shares are subject to registration rights. Upon completion of our initial public offering in May 2000, we paid Mr. Danner for his services 13,636 shares of our common stock, which shares are subject to registration rights. As an officer, Mr. Danner also holds stock options awarded by us.

TERMINATION OF PURCHASE PRICE ADJUSTMENT AGREEMENT

     In connection with our acquisition of Tidewater Compression, we entered into a Purchase Price Adjustment Agreement which provided that, upon the occurrence of certain specified "liquidity events" (including certain sales of our stock by Castle Harlan), we could be required to make payments to Tidewater. We recently reached agreement with Tidewater to settle our acquisition-related claims, which included costs for remediation pursuant to an environmental assessment, in exchange for payment to us of $1 million and termination of the purchase price adjustment agreement, thereby eliminating any obligation by us to make a payment under that agreement.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 200,000,000 shares of common stock, $.01 par value, and 50,000,000 shares of preferred stock, $.01 par value. Our board of directors has authority, without any action on the part of our stockholders, to issue and divide such preferred stock into one or more series and has broad authority to fix and determine the relative rights and preferences, including the voting rights of the shares of each such series. No shares of our preferred stock are currently outstanding.

COMMON STOCK

     Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders, including the election of directors. In connection with our acquisition of Weatherford Global, WEUS, which owns approximately 48% of our outstanding shares (approximately 46% following this offering), agreed to limit its voting power to 33 1/3% of our outstanding shares for a period of two years from February 9, 2001, subject to certain exceptions. This agreement will terminate upon consummation of this offering, giving WEUS voting power over the full 46% of our shares that it owns following this offering. Subject to preferences of any preferred stock that may be issued in the future, holders of our common stock may receive such dividends as may be declared by our board of directors. We do not expect to pay dividends on our common stock in the foreseeable future, and our revolving credit facility, operating lease facilities, senior notes and other financing arrangements restrict our ability to do so. Our common stock does not have any sinking fund provisions, redemption provisions or preemptive rights. All outstanding shares of our common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive a pro rata share of all of our assets available for distribution to our stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

LISTING

     Our common stock is listed on the New York Stock Exchange under the trading symbol "UCO."

              ANTI-TAKEOVER PROVISIONS OF OUR RESTATED CERTIFICATE
                          OF INCORPORATION AND BYLAWS

     Some provisions of our restated certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt of us that could be in your best interest, including a takeover attempt that might result in a premium over the market price for our shares.

CLASSIFIED BOARD OF DIRECTORS

     Our restated certificate of incorporation divides our directors into three classes serving staggered three-year terms. As a result, our stockholders elect approximately one-third of our board of directors each year. These provisions, when combined with the provision in our charter authorizing only our board of directors to fill vacant or newly created board seats or increase the size of our board and the provision providing that directors may only be removed for cause may deter a stockholder from removing incumbent directors or increasing the number of board seats and simultaneously gaining control of our board by filling the vacancies or newly created board seats created by that removal or increase with its own nominees.

CUMULATIVE VOTING

     Our charter does not give our stockholders the right to cumulate votes in the election of our directors.

STOCKHOLDER ACTION; SPECIAL MEETINGS OF STOCKHOLDERS

     Our charter does not allow our stockholders to act by written consent and provides that special meetings of our stockholders may be called only by a majority of our board of directors or the chairman of our board or our president, acting as such.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

     Our bylaws provide that stockholders seeking to bring business before an annual meeting of our stockholders or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely written notice. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 45 days nor more than 75 days prior to the anniversary of the date on which we first mailed the proxy materials for the preceding year's annual meeting; provided, that in the event our annual meeting is called for a date that is not within 30 days before or after the anniversary of the prior year's annual meeting or, if no proxy materials were mailed, timely notice by the stockholder must be received not later than the later of the close of business on the tenth day following the date on which public announcement of the date of the annual meeting is first made or the 90th day before the meeting. In the case of a special meeting of stockholders called for the purpose of electing directors, timely notice by the stockholder must be received not later than the close of business on the later of the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors or the 90th day before the meeting. Our bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude our stockholders from bringing matters before an annual meeting of our stockholders or from making nominations for directors at an annual meeting of our stockholders.

AUTHORIZED BUT UNISSUED SHARES

     The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval by our stockholders. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

AMENDMENTS; SUPERMAJORITY VOTE REQUIREMENTS

     The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's charter or bylaws, unless a greater vote is required. Our charter contains supermajority vote requirements with respect to amendments to our bylaws and certain provisions of our charter, including those provisions relating to our classified board of directors, removal of directors, action by written consent and the ability of stockholders to call special meetings.

DELAWARE BUSINESS COMBINATION STATUTE

     Section 203 of the Delaware General Corporation Law imposes a three-year moratorium on business combinations between a Delaware corporation and an "interested stockholder" which is, in general, a stockholder owning 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof unless:

     - prior to an interested stockholder becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction resulting in the interested stockholder becoming an interested stockholder;

     - upon consummation of the transaction resulting in an interested stockholder becoming an interested stockholder, the interested stockholder owns 85% of the voting stock outstanding at the time the transaction commenced, excluding, from the calculation of outstanding shares, shares beneficially owned by directors who are also officers and certain employee stock plans; or

     - on or after an interested stockholder becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding shares, other than those shares beneficially owned by the interested stockholder, at a meeting of stockholders.

     Section 203 of the Delaware General Corporation Law generally applies to any corporation incorporated in Delaware unless the corporation expressly elects not to be governed by such legislation. Our current significant stockholders, including WEUS, are not subject to this provision.

LIMITATIONS ON DIRECTORS' LIABILITY

     Our charter provides that none of our directors shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - in respect of certain unlawful dividend payments or stock redemptions or repurchases; or

     - for any transaction from which the director derived an improper personal benefit.

     Additionally, if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be limited to the fullest extent permitted by the law, as amended. The effect of these provisions is to eliminate our rights and our stockholder's rights, through stockholders' derivative suits on our behalf or otherwise, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. These provisions do not limit the liability of directors under federal securities laws.

               MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO
                        NON-U.S. HOLDERS OF COMMON STOCK

     The following is a summary of material U.S. federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant if you are a beneficial owner of common stock and you are a "non-U.S. holder." You are a non-U.S. holder if you are a person or entity other than:

     - A citizen or resident of the United States;

     - A corporation, partnership or other entity created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

     - An estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

     - A trust, (1) if its administration is subject to the primary supervision of a United States court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) that has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.


     This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances or to non-U.S. holders that may be subject to special treatment under United States federal income tax laws. This summary does not discuss any aspect of state, local or foreign taxation, nor does it consider any specific facts or circumstances that may apply to a particular non-U.S. holder that may be subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities and U.S. expatriates. If a partnership holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and other applicable authorities, all of which are subject to change, possibly with retroactive effect. In this prospectus, the Internal Revenue Code of 1986, as amended, is called the "Code." Prospective purchasers of our common stock are advised to consult their tax advisors regarding the U.S. federal, state and local, non-U.S. income, estate and other tax consequences of acquiring, holding and disposing of our common stock.


DIVIDENDS

     We do not currently anticipate paying any dividends. If we were to pay dividends, however, any such dividends paid to you on shares of our common stock would be subject to withholding of U.S. federal income tax at a rate of 30%, unless a lower rate is prescribed under an applicable tax treaty or unless the dividends are effectively connected with the conduct by you of a trade or business within the United States. In general, dividends that are effectively connected with the conduct of a trade or business within the United States will be subject to U.S. federal income tax on a net income basis. Such tax is not collected by withholding, provided you file the appropriate certification, including Internal Revenue Service Form W-8ECI, or any successor form, with us or our agent. Any dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business within the United States may also be subject to a "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

     For purposes of the withholding tax rules discussed above and for purposes of determining the applicability of a tax treaty rate, U.S. Treasury Regulations provide that a non-U.S. holder of common stock who wishes to claim the benefit of a tax treaty rate is required to satisfy applicable certification and other requirements. Special rules also apply to dividend payments made to foreign intermediaries, U.S. or foreign wholly owned entities that are disregarded for U.S. federal income tax purposes and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction, or both.

     A non-U.S. holder of common stock that is eligible for a reduced rate of U.S. federal income tax withholding pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the Internal Revenue Service. To receive a reduced rate of withholding under a treaty, you must furnish to us or our agent a duly completed Form W-8BEN, W-81MY or similar appropriate documentation, or substitute form, certifying your qualification for the reduced rate.

SALE OR DISPOSITION OF COMMON STOCK

     You generally will not be subject to U.S. federal income tax in respect of any gain recognized on the sale or other taxable disposition of our common stock unless any one of the following conditions applies:

     - The gain is effectively connected with a trade or business conducted by you within the United States, or where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by, in which case you would be taxed on the net gain derived from the sale or other disposition under applicable graduated U.S. federal income tax rates. If you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate specified by an applicable income tax treaty;


     - You are an individual who holds shares of common stock as a capital asset and are present in the United States for 183 days or more in the taxable year of the disposition and meet certain other tests, in which case you will be subject to a flat 30% tax on the gain derived from the sale or other disposition, which may be offset by certain U.S. capital losses (even though you are not considered to be a resident of the United States);


     - You are subject to tax under the provisions of U.S. federal income tax law applicable to certain U.S. expatriates; or

     - The common stock disposed of is treated as a "United States real property interest" (defined below) in your hands, in which case you will be taxed on the gain from the sale pursuant to the effectively connected rules described above.

     In general, our common stock will not be treated as a United States real property interest if it is regularly traded on an established securities market at any time during the calendar year of the sale or other disposition and you have not owned, actually or constructively, more than 5% of the outstanding stock at any time during the five-year period preceding the sale or other disposition. If the preceding exception does not apply, our common stock nevertheless will not constitute a United States real property interest unless, at some time during the five-year period ending on the date of your disposition of common stock, we were a "United States real property holding corporation." We do not believe that we are, or have been, a United States real property holding corporation as of the date of this prospectus, and we do not expect to become a United States real property holding corporation in the future (although there can be no assurance that this expectation will prove to be accurate). If you may approach or exceed the 5% ownership threshold discussed above, either alone or in conjunction with related persons, you should consult your own tax advisor.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Under U.S. Treasury regulations, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides. You generally will be subject to U.S. backup withholding tax on dividends at a 31% rate under the backup withholding rules, rather than a 30% rate or other reduced rate as described above, unless you comply with Internal Revenue Service certification procedures or, in the case of payments made outside the United States with respect to an offshore account, documentary evidence procedures. U.S. backup withholding tax is imposed at the rate of 31% on certain payments to persons who fail to furnish certain identifying information to the payor.

     Payment of the proceeds from a sale of common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless you certify under penalties of perjury as to your name, address and status as a non-U.S. holder or otherwise establish an exemption. Payment of the proceeds from a sale of common stock to or through a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, if such broker is a U.S. person, a "controlled foreign corporation," a foreign person that derives 50% or more of its gross income from the conduct of a trade or business in the United States, or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership such payment will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met or you otherwise establish an exemption.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules can be credited against your federal income tax liability, if any, or refunded, provided the required information is furnished to the Internal Revenue Service in a timely manner.

ESTATE TAX

     The fair market value of common stock owned, or treated as owned, by an individual at the time of death will be includable in the individual's gross estate for U.S. federal estate tax purposes and thus may be subject to U.S. estate tax, even though the individual, at the time of death, is neither a citizen of nor domiciled in the United States, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING


     We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., First Union Securities, Inc., Lehman Brothers Inc., Howard Weil, a division of Legg Mason Wood Walker, Inc., and Simmons & Company International are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.



                                                               NUMBER OF
UNDERWRITER                                                     SHARES
-----------                                                    ---------
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................
Salomon Smith Barney Inc....................................
First Union Securities, Inc. ...............................
Lehman Brothers Inc.........................................
Howard Weil, a division of Legg Mason Wood Walker, Inc......
Simmons & Company International.............................

                                                               ---------
            Total...........................................   4,500,000
                                                               =========


     The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We have agreed to indemnify the underwriters and the selling stockholders against certain liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

     Merrill Lynch will be facilitating Internet distribution for this offering to some of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Web site of Merrill Lynch is not part of this prospectus.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us and the selling stockholders that the underwriters propose to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a
concession not in excess of $     per share. The underwriters may allow, and the
dealers may reallow, a discount not in excess of $     per share to other
dealers. After the offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to us and to the selling stockholders. This information assumes either no exercise or full exercise by the underwriters of their overallotment option.

                                                   PER SHARE   WITHOUT OPTION   WITH OPTION
                                                   ---------   --------------   -----------
Public offering price............................     $             $               $
Underwriting discount............................     $             $               $
Proceeds, before expenses, to us.................     $             $               $
Proceeds, before expenses, to the selling
  stockholders...................................     $             $               $

     The expenses of the offering, not including the underwriting discount, are
estimated at $     and are payable by us.

OVERALLOTMENT OPTION


     We and the selling stockholders have granted options to the underwriters to purchase on a pro rata basis up to 225,000 additional shares from us and up to an additional 450,000 shares from the selling stockholders at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to the conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.


NO SALES OF SIMILAR SECURITIES

     We, our executive officers and directors and some of our other significant stockholders have agreed, with exceptions, not to sell or transfer any shares of our common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

     - offer, pledge, sell or contract to sell any common stock other than in connection with our pending acquisition of KCI or shares issued in connection with our previous acquisition of GCSI,

     - sell any option or contract to purchase any common stock,

     - purchase any option or contract to sell any common stock,

     - grant any shares of common stock or option, right or warrant for the purchase or sale of any common stock, other than pursuant to our employee or director benefit plans,

     - lend or otherwise dispose of or transfer any common stock, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NEW YORK STOCK EXCHANGE LISTING

     Our common stock is listed on the New York Stock Exchange under the symbol "UCO."

     The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in the common stock in connection with this offering (i.e., if they sell more shares than are listed on the cover page of this prospectus), the representatives may reduce that short position by purchasing common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of our common stock to stabilize or reduce a short position could cause the price of our common stock to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS


     Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc. and First Union Securities, Inc. acted as the managers for our initial public offering in May 2000. Merrill Lynch also served as our financial advisor and issued a fairness opinion in connection with our acquisition of Weatherford Global in February 2001, and is serving as our financial advisor with respect to our pending acquisition of KCI. In addition, in connection with our restructuring of debt and lease obligations in February 2001, First Union Securities, Inc. or its affiliates served as the arranger and lender under our new revolving credit facility and asset-backed securitization operating lease facility. Affiliates of First Union participated in our other new operating lease facility as a limited partner of the third party leasing company for the operating lease, as initial purchasers of the 8 7/8% senior secured notes issued to fund a portion of the operating lease and as lenders under the term loan portion of the operating lease. These firms received customary fees and expense reimbursement in connection with the services provided. Furthermore, First Union Merchant Banking 1998-II, L.L.C., an affiliate of First Union Securities, Inc., is one of our stockholders and a selling stockholder in this offering.


     Some of the underwriters and their affiliates engage in transactions with, and perform services for, our company in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions and services with our company, for which they have received customary compensation.

                                 LEGAL MATTERS

     King & Spalding, Houston, Texas, will pass upon the validity of the shares of common stock offered by this prospectus. Vinson & Elkins L.L.P., Houston, Texas, will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS

     The consolidated financial statements for Universal Compression Holdings, Inc. as of March 31, 1999, 2000 and 2001, and the results of operations and cash flows for the years ended March 31, 1999, 2000 and 2001 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in its report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. These SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005.

     The SEC allows us to incorporate by reference into this prospectus the information that we file with the SEC, which means that we disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. In addition, any information that we file with the SEC after the date of this prospectus will automatically update and supersede this prospectus. We incorporate by reference the documents listed below and any filings that we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement that contains this prospectus:

     - Annual Report on Form 10-K for the fiscal year ended March 31, 2000, as amended on November
       3, 2000;

     - Quarterly Reports on Form 10-Q for the quarters ended June 30, September 30, and December 31, 2000;


     - Current Reports on Form 8-K filed on April 7, May 5, June 2, June 8, August 9, September 29, October 26, November 9, and December 1, 2000 and January 3, January 29, February 21, March 1, March 23, May 21, and June 5, 2001;



     - The information contained on pages F-60 through F-115 of Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-57302); and


     - The description of our common stock included in our Registration Statement on Form 8-A dated April 20, 2000, as amended on May 15, 2000.

     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at Universal Compression Holdings, Inc., 4440 Brittmoore Road, Houston, Texas 77041, (713) 335-7000.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
UNIVERSAL COMPRESSION HOLDINGS, INC.
Independent Auditors' Report of Deloitte & Touche LLP.......  F-2
Consolidated Financial Statements:
  Consolidated Balance Sheets as of March 31, 2000 and
     2001...................................................  F-3
  Consolidated Statements of Operations for the years ended
     March 31, 1999, 2000 and 2001..........................  F-4
  Consolidated Statements of Stockholders' Equity for the
     years ended March 31, 1999, 2000 and 2001..............  F-5
  Consolidated Statements of Cash Flows for the years ended
     March 31, 1999, 2000 and 2001..........................  F-6
  Notes to Consolidated Financial Statements................  F-7
Unaudited Pro Forma Combined Condensed Statement of
  Operations................................................  F-27

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Universal Compression Holdings, Inc.

     We have audited the accompanying consolidated balance sheets of Universal Compression Holdings, Inc. and subsidiary (the "Company") as of March 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                            DELOITTE & TOUCHE LLP

Houston, Texas
May 25, 2001

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                              MARCH 31,   MARCH 31,
                                                                2000         2001
                                                              ---------   ----------
                                       ASSETS


Current assets:
  Cash and cash equivalents.................................  $  1,403    $   12,279
  Accounts receivable, net of allowance for bad debts of
    $227 and $2,771 as of March 31, 2000 and 2001,
    respectively............................................    14,615        87,088
  Current portion of notes receivable.......................     1,535         3,928
  Inventories...............................................     8,727       120,939
  Current deferred tax asset................................       227            --
  Other.....................................................     1,571        20,284
                                                              --------    ----------
         Total current assets...............................    28,078       244,518
Properties and equipment
Rental equipment............................................   349,198       592,449
Other.......................................................    19,617        52,810
Accumulated depreciation....................................   (38,466)      (55,634)
                                                              --------    ----------
         Net properties and equipment.......................   330,349       589,625
Goodwill, net of accumulated amortization of $5,202 and
  $8,773 as of March 31, 2000 and 2001, respectively........    99,250       294,358
Notes receivable............................................     1,117         4,803
Other non-current assets, net of accumulated amortization of
  $2,450 and $1,777 as of March 31, 2000 and 2001,
  respectively..............................................     7,570        30,819
Non-current deferred tax asset..............................     3,578        12,133
                                                              --------    ----------
         Total assets.......................................  $469,942    $1,176,256
                                                              ========    ==========

                        LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:
  Accounts payable, trade...................................  $ 10,911    $   67,450
  Accrued liabilities.......................................     6,869        61,915
  Current deferred tax liability............................        --        13,938
  Current portion of long-term debt and capital lease
    obligation..............................................     4,206         3,452
                                                              --------    ----------
         Total current liabilities..........................    21,986       146,755
Capital lease obligations...................................    10,243         6,086
Long-term debt..............................................   363,036       205,569
Non-current deferred tax liability..........................        --        90,126
Deferred gain...............................................        --        75,146
                                                              --------    ----------
         Total liabilities..................................   395,265       523,682
Commitments and Contingencies (see note 10)
Stockholders' equity:
  Series A preferred stock, $.01 par value, 5,000 and 50,000 shares authorized, 1,320 and 0 shares issued, 1,319 and
    0 shares outstanding in 2000 and 2001, respectively.....        13            --
  Common stock, $.01 par value, 994 and 200,000 shares
    authorized, 2,451 and 28,488 shares issued, 2,448 and
    28,475 shares outstanding in 2000 and 2001,
    respectively............................................         3           285
  Class A non-voting common stock, $.01 par value, 6 and 0
    shares authorized, 4 shares and 0 issued, 3 and 0 shares
    outstanding in 2000 and 2001, respectively..............        --            --
  Treasury stock, 2 and 13 shares at cost in 2000 and 2001,
    respectively............................................      (123)         (134)
  Additional paid-in capital................................    82,697       663,882
  Other Comprehensive Income................................        --           845
  Retained deficit..........................................    (7,913)      (12,304)
                                                              --------    ----------
         Total stockholders' equity.........................    74,677       652,574
                                                              --------    ----------
         Total liabilities and stockholders' equity.........  $469,942    $1,176,256
                                                              ========    ==========

          See accompanying notes to consolidated financial statements.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             FOR THE YEAR ENDED MARCH 31,
                                                         ------------------------------------
                                                           1999          2000          2001
                                                         --------      --------      --------
Revenues:
  Rentals..............................................  $ 85,599      $ 98,295      $149,235
  Sales................................................    43,588        38,000        83,231
  Other................................................       311           154           295
                                                         --------      --------      --------
          Total revenues...............................  $129,498      $136,449      $232,761
Costs and expenses:
  Rentals, exclusive of depreciation and
     amortization......................................    31,010        35,352        52,345
  Cost of sales, exclusive of depreciation and
     amortization......................................    36,390        31,943        70,714
  Depreciation and amortization........................    19,314        26,006        33,491
  Selling, general and administrative..................    16,863        16,797        21,092
  Operating lease......................................        --            --        14,443
  Interest expense, net................................    29,313        34,327        23,220
  Non-recurring charges................................        --            --         8,699
                                                         --------      --------      --------
          Total costs and expenses.....................  $132,890      $144,425      $224,004
                                                         --------      --------      --------
Income (loss) before income taxes and extraordinary
  items................................................    (3,392)       (7,976)        8,757
Income taxes (benefit).................................    (1,031)       (1,994)        3,645
                                                         --------      --------      --------
  Income (loss) before extraordinary items.............  $ (2,361)     $ (5,982)     $  5,112
                                                         --------      --------      --------
  Extraordinary loss, net of $5,701 income tax
     benefit...........................................        --            --        (9,503)
  Net loss.............................................  $ (2,361)     $ (5,982)     $ (4,391)
                                                         ========      ========      ========
Weighted average common and common equivalent shares
  outstanding:
  Basic................................................     2,451         2,448        14,760
  Diluted..............................................     2,451         2,448        15,079
Earnings per share -- basic:
  Income (loss) before extraordinary items.............  $  (0.96)     $  (2.44)     $   0.35
  Extraordinary loss...................................        --            --         (0.65)
  Net (loss)...........................................  $  (0.96)     $  (2.44)     $  (0.30)
                                                         ========      ========      ========
Earnings per share -- diluted:
  Income (loss) before extraordinary items.............  $  (0.96)     $  (2.44)     $   0.34
  Extraordinary loss...................................        --            --         (0.63)
  Net (loss)...........................................  $  (0.96)     $  (2.44)     $  (0.29)
                                                         ========      ========      ========

          See accompanying notes to consolidated financial statements.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               FOR THE YEARS ENDED MARCH 31, 1999, 2000 AND 2001
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                                               CLASS A
                                  COMMON STOCK         PREFERRED STOCK       NON VOTING      ADDITIONAL   RETAINED
                               -------------------   -------------------   ---------------    PAID IN     EARNINGS    TREASURY
                                 SHARES     AMOUNT     SHARES     AMOUNT   SHARES   AMOUNT    CAPITAL     (DEFICIT)    STOCK
                               ----------   ------   ----------   ------   ------   ------   ----------   ---------   --------
Balance, March 31, 1998......   2,413,127    $  3     1,300,000    $ 13              $        $ 81,234    $    430     $  --
 Common stock issuance.......      37,391                                  4,120                   458
 Series A preferred stock
   issuance..................                            20,144                                  1,006
 Treasury stock purchase
   11,138 shares at $50 per
   share.....................      (7,128)               (3,840)            (170)                                       (249)
 Sale of treasury stock
   10,968 shares at $50 per
   share.....................       7,128                 3,840                                                          240
 Net loss for the year ended
   March 31, 1999............                                                                               (2,361)
                               ----------    ----    ----------    ----    ------    ----     --------    --------     -----
Balance, March 31, 1999......   2,450,518    $  3     1,320,144    $ 13    3,950     $        $ 82,698    $ (1,931)    $  (9)
 Common stock cancellation...         (30)
 Series A preferred stock
   cancellation..............                               (16)                                    (1)
 Treasury stock purchase
   5,630 shares at $50 per
   share.....................      (3,178)               (1,712)            (740)                                       (144)
 Sale of treasury stock 1,371
   shares at $50 per share...         891                   480                                                           30
 Net loss for the year ended
   March 31, 2000............                                                                               (5,982)
                               ----------    ----    ----------    ----    ------    ----     --------    --------     -----
Balance, March 31, 2000......   2,448,201    $  3     1,318,896    $ 13    3,210     $        $ 82,697    $ (7,913)    $(123)
 Stock issued for
   acquisitions..............  15,279,869     152       160,010       1                        429,508
 Option exercises............      65,649       1                                                  917
 Shares issued in connection
   with initial public
   offering..................   7,431,752      74                                              150,801
 Conversion of preferred and
   Class A non voting
   stock.....................   3,249,695      55    (1,478,869)    (14)   (2,026)     --          (41)
 Purchases of treasury
   stock.....................         (30)                  (37)           (1,184)                  --                   (11)
 Net loss....................                                                                               (4,391)
 Foreign currency translation
   adjustment................
                               ----------    ----    ----------    ----    ------    ----     --------    --------     -----
Balance, March 31, 2001......  28,475,136    $285            --      --       --              $663,882    $(12,304)    $(134)
                               ==========    ====    ==========    ====    ======    ====     ========    ========     =====


                                   OTHER
                               COMPREHENSIVE
                                  INCOME        TOTAL
                               -------------   --------
Balance, March 31, 1998......      $ --        $ 81,680
 Common stock issuance.......                       458
 Series A preferred stock
   issuance..................                     1,006
 Treasury stock purchase
   11,138 shares at $50 per
   share.....................                      (249)
 Sale of treasury stock
   10,968 shares at $50 per
   share.....................                       240
 Net loss for the year ended
   March 31, 1999............                    (2,361)
                                   ----        --------
Balance, March 31, 1999......      $ --        $ 80,774
 Common stock cancellation...
 Series A preferred stock
   cancellation..............                        (1)
 Treasury stock purchase
   5,630 shares at $50 per
   share.....................                      (144)
 Sale of treasury stock 1,371
   shares at $50 per share...                        30
 Net loss for the year ended
   March 31, 2000............                    (5,982)
                                   ----        --------
Balance, March 31, 2000......      $ --        $ 74,677
 Stock issued for
   acquisitions..............                   429,661
 Option exercises............                       918
 Shares issued in connection
   with initial public
   offering..................                   150,875
 Conversion of preferred and
   Class A non voting
   stock.....................                        --
 Purchases of treasury
   stock.....................                       (11)
 Net loss....................                    (4,391)
 Foreign currency translation
   adjustment................       845             845
                                   ----        --------
Balance, March 31, 2001......      $845        $652,574
                                   ====        ========

          See accompanying notes to consolidated financial statements.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               FOR THE YEAR ENDED MARCH 31,
                                                              -------------------------------
                                                                1999       2000       2001
                                                              --------   --------   ---------
Cash flows from operating activities:
  Net loss..................................................  $ (2,361)  $ (5,982)  $  (4,391)
  Adjustments to reconcile net loss to cash provided by
     operating activities, net of effect of acquisitions:
     Depreciation and amortization..........................    19,314     26,006      33,491
     Gain on asset sales....................................      (192)      (124)        119
     Amortization of debt issuance costs....................     1,162      1,162       1,472
     Accretion of discount notes............................    18,316     20,258      19,105
       Increase (decrease) in deferred tax liabilities......    (1,223)    (2,921)    108,161
       (Increase) decrease in other assets..................     2,183       (633)    (18,978)
       (Increase) decrease in receivables...................   (10,807)     5,202     (21,887)
       Increase in inventories..............................    (2,594)     1,545     (19,272)
       Increase in accounts payable.........................     2,537      2,320      23,591
       Increase (decrease) in accrued liabilities...........    (3,569)       411     (32,780)
       Other................................................        27       (100)         --
                                                              --------   --------   ---------
          Net cash provided by operating activities.........    22,793     47,144      88,631
Cash flows from investing activities:
  Additions to property, plant and equipment................   (68,081)   (60,002)    (68,006)
  Acquisition of WGC........................................        --         --    (409,423)
  Other acquisitions........................................    (2,953)    (5,543)    (55,338)
  Proceeds from sale of fixed assets........................     8,038      4,442     529,449
                                                              --------   --------   ---------
          Net cash used in investing activities.............   (62,996)   (61,103)     (3,318)
Cash flows from financing activities:
  Principal repayments of long-term debt....................      (750)      (750)   (106,863)
  Net proceeds (repayment) under revolving line of credit...    40,249       (400)    (97,408)
  Net proceeds (repayment) on sale-leaseback of vehicles....        --      3,119      (1,484)
  Net proceeds (repayment) of financing lease...............        --     10,581     (10,580)
  Common stock issuance.....................................       252         --     151,790
  Preferred stock issuance (cancellation)...................     1,006         (1)         --
  Purchase of Treasury stock................................      (249)      (144)        (11)
  Sale of Treasury stock....................................       240         30          --
  Debt issuance costs.......................................        --         --     (10,726)
                                                              --------   --------   ---------
          Net cash provided by financing activities.........    40,748     12,435     (75,282)
                                                              --------   --------   ---------
Effect of exchange rate.....................................        --         --         845
Net increase (decrease) in cash and cash equivalents........       545     (1,524)     10,876
Cash and cash equivalents at beginning of period............     2,382      2,927       1,403
                                                              --------   --------   ---------
Cash and cash equivalents at end of period..................  $  2,927   $  1,403   $  12,279
                                                              ========   ========   =========
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................  $  9,653   $ 10,471   $  11,913
                                                              ========   ========   =========
  Cash paid for income taxes................................  $    697   $    772   $   1,543
                                                              ========   ========   =========
Supplemental schedule of non-cash investing and financing
  activities:
  Class A non-voting common stock (4,120 shares
  given to employees).......................................  $    206   $     --   $      --
  Stock issued for acquisitions.............................  $     --   $     --   $ 429,661
                                                              --------   --------   ---------
                                                              $    206   $     --   $ 429,661
                                                              ========   ========   =========

          See accompanying notes to consolidated financial statements.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Universal Compression Holdings, Inc. (the "Company") was formed on December 12, 1997 for the purpose of acquiring Tidewater Compression Service, Inc. ("TCS") from Tidewater Inc. ("Tidewater"). Upon completion of the acquisition on February 20, 1998 (the "Tidewater Acquisition"), TCS became the Company's wholly-owned subsidiary and changed its name to Universal Compression, Inc. ("Universal"). Through this subsidiary, the Company's gas compression service operations date back to 1954. The Company is a holding company, which conducts its operations through its wholly-owned subsidiary, Universal. Accordingly, the Company is dependent upon the distribution of earnings from Universal, whether in the form of dividends, advances or payments on account of intercompany obligations, to service its debt obligations.

     Effective May 30, 2000, the Company completed an initial public offering of 7,275,000 shares of its common stock (which includes 275,000 shares of common stock issued pursuant to an overallotment option granted to the underwriters), which provided the Company with net proceeds (after deducting underwriting discounts and commissions) of approximately $149.2 million. Concurrently with the initial public offering, the Company implemented a recapitalization pursuant to which all existing classes of the Company's stock were converted into common stock. Also concurrently with the initial public offering, the Company entered into a $50 million revolving credit facility and $200 million operating lease facility. The proceeds of the offering and the $62.6 million in initial proceeds from the new operating lease facility were used to repay $192.7 million of indebtedness, and the remaining proceeds were used for working capital and to pay expenses associated with the offering and concurrent financing transactions.

     Thereafter, the Company completed the merger of Gas Compression Services, Inc. ("GCSI") into Universal on September 15, 2000. The Company also completed its acquisition of Weatherford Global Compression Services, L.P. and certain related entities on February 9, 2001 and its acquisition of ISS Compression, Inc. and its operating subsidiary, IEW Compression, Inc., on February 28, 2001. See Note 2.

  Nature of Operations

     The Company is the second largest natural gas compression services company in the world in terms of rental fleet horsepower. The Company provides a full range of compression rental, sales, operations, maintenance and fabrication services and products to the natural gas industry, both domestically and internationally. The compressors are used by oil and gas producers and processors and pipeline companies primarily to boost the pressure of natural gas from the wellhead into gas gathering systems, gas processing plants or into and through high pressure pipelines to be delivered to the end-users. The Company also designs and fabricates compressors for its own fleet as well as for sale to customers, and sells parts as well as services compressor units for companies.

  Principles of Consolidation

     The accompanying consolidated financial statements include the Company and its wholly owned subsidiary, Universal. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Reclassifications

     Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

  Use of Estimates

     In preparing the Company's financial statements, management makes estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Actual results may differ from these estimates.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash flows are computed using the indirect method.

  Revenue Recognition

     Revenue is recognized by the Company's four reportable business segments using the following criteria: (a) persuasive evidence of an exchange arrangement exists, (b) delivery has occurred or services have been rendered, (c) the buyer's price is fixed or determinable and (d) collectibility is reasonably assured.

     Revenue from equipment rentals is recorded when earned over the period of rental and maintenance contracts which generally range from one month to several years. Parts sales and service revenue is recorded as products are delivered or services are performed for the customer.

     Fabrication revenue is recognized using the completed-contract method which recognizes revenue upon completion of the contract. This method is used because the typical contract is completed within two to three months and financial position and results of operations do not vary significantly from those which would result from use of the percentage-of-completion method.

  Concentration of Credit Risk

     Trade accounts receivable are due from companies of varying size engaged principally in oil and gas activities in the United States and in certain international locations such as South America, Southeast Asia, Europe and Canada. The Company reviews the financial condition of customers prior to extending credit and periodically updates customer credit information. Payment terms are on a short-term basis and in accordance with industry standards. No single customer accounts for 10% or more of the Company's revenues. For the years ended March 31, 1999, 2000 and 2001, the Company wrote off bad debts totaling $330,000, $116,000 and $77,000, respectively.

  Inventories

     Inventories are recorded at the lower of average cost (first in first out FIFO method) or market (net realizable value). Some items of compression equipment are acquired and placed in inventories for subsequent sale or rental to others. Acquisitions of these assets are considered operating activities in the statement of cash flows.

  Properties and Equipment

     Properties and equipment are carried at cost. Depreciation for financial reporting purposes is computed on the straight-line basis beginning with the first rental, with salvage values of 20% for compression equipment, using estimated useful lives of:

Compression equipment....................................    15 years
Other properties and equipment...........................  2-25 years

     During the period, the Company effected a change in useful lives of overhauls and major components from 3 years to 6.5 years and from approximately 5 years to 10 years, respectively. The change was based on

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

capitalization policies and an analysis of the time between overhauls as well as an analysis of the length of time major components operate effectively.

     Maintenance and repairs are charged to expenses as incurred. Overhauls and major improvements that increase the value or extend the life of rental units are capitalized and depreciated over the estimated period of benefits. Depreciation expense for the years ended March 31, 1999, 2000 and 2001 was $16,943, $23,368 and $29,920, respectively.

     Properties and equipment are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable based upon undiscounted cash flows. Any impairment losses are measured based upon the excess of the carrying value over the fair value. The Company has not recognized any impairment losses for any of the periods presented.

  Goodwill

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis primarily over 40 years. At the balance sheet date, the Company evaluated the recoverability of goodwill based on expectations of undiscounted cash flows from operations and determined that no impairment had occurred.

  Other Assets

     Included in other assets are debt issuance costs, net of accumulated amortization, totaling approximately $7,125 and $18,523 at March 31, 2000 and 2001, respectively. Such costs are amortized over the period of the respective debt agreements on a straight-line method which approximates the effective interest method and assets held for sale in the amount of $3.4 million. Assets held for sale include rental compression units and land and buildings identified by the Company as obsolete or to be closed. The Company expects the assets to be sold or disposed of during fiscal 2002.

  Stock-Based Compensation

     Under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the Company elected to measure compensation cost using the intrinsic value-based method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As such, the Company is required to make pro forma disclosures of net income and, if presented, earnings per share as if the fair value based method of accounting defined by SFAS No. 123 had been applied. See Note 7.

  Income Taxes

     The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactments of changes in the tax law or rates.

  Foreign Currency Transactions

     Activities outside the United States are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average monthly rates of exchange. The resultant translation adjustments for the years ended March 31, 1999 and 2000 were not significant. The resultant translation adjustment for the year ended March 31, 2001 was a gain of $0.8 million.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

  Fair Value of Financial Instruments

     The Company's financial instruments consist of trade receivables and payables (which have carrying values that approximate fair value) and long-term debt. The fair value of the Company's revolving credit facility (see Note 4) is representative of its carrying value based upon variable rate terms. The fair value of the senior discount notes was approximately $181.6 million and $252.1 million, as compared to a carrying amount of $215.5 million and $200.8 million at March 31, 2000 and 2001, respectively. The estimated fair value amounts have been determined by the Company using appropriate valuation methodologies and information available to management as of March 31, 2001 based on the quoted market price from brokers of these notes.

  Environmental Liabilities

     The costs to remediate and monitor environmental matters are accrued when such liabilities are considered probable and a reasonable estimate of such costs is determinable.

  Net Income Per Share

     Basic and diluted net loss per share are calculated in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings per Share.

     The following table sets forth the computation of basic and diluted net loss per share (in thousands, except per share amounts):

                                                         FOR THE YEAR ENDED MARCH 31,
                                                         -----------------------------
                                                          1999       2000       2001
                                                         -------    -------    -------
BASIC EARNINGS PER SHARE
Income (loss) before extraordinary items...............  $(2,361)   $(5,982)   $ 5,112
Extraordinary loss, net of income tax benefit..........       --         --     (9,503)
                                                         -------    -------    -------
Net loss...............................................  $(2,361)   $(5,982)   $(4,391)
                                                         =======    =======    =======
Weighted average common stock outstanding..............    2,451      2,448     14,760
Basic net loss per share:
  Before extraordinary loss............................  $ (0.96)   $ (2.44)   $  0.35
  Extraordinary loss, net of income tax benefit........       --         --      (0.65)
                                                         -------    -------    -------
Basic net loss per share...............................  $ (0.96)   $ (2.44)   $ (0.30)
                                                         =======    =======    =======
DILUTED EARNINGS PER SHARE
Income (loss) before extraordinary items...............  $(2,361)   $(5,982)   $ 5,112
Extraordinary loss, net of income tax benefit..........       --         --     (9,503)
                                                         -------    -------    -------
Net loss...............................................  $(2,361)   $(5,982)   $(4,391)
                                                         =======    =======    =======
Weighted average common stock outstanding..............    2,451      2,448     14,760
Dilutive effect of stock options outstanding...........       --         --        319
                                                         -------    -------    -------
Weighted average diluted shares of common stock
  outstanding..........................................       --         --     15,079
                                                         =======    =======    =======
Diluted income loss per share
  Before extraordinary loss............................  $ (0.96)   $ (2.44)   $  0.34
  Extraordinary loss, net of income tax benefit........       --         --      (0.63)
                                                         -------    -------    -------
Diluted net loss per share.............................  $ (0.96)   $ (2.44)   $ (0.29)
                                                         =======    =======    =======

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

  New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities." In June 2000, the FASB issued SFAS 138, which amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation. The amendment included expanding the normal purchase and sale exemption for supply contracts, permitting the offsetting of certain intercompany foreign currency derivatives and thus reducing the number of third party derivatives, permitting hedge accounting for foreign-currency denominated assets and liabilities, and redefining interest rate risk to reduce sources of ineffectiveness. SFAS 133 requires that an entity recognize all derivative instruments as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (2) a hedge of the exposure to variable cash flows of a forecasted transaction, or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. We adopted SFAS 133 and the corresponding amendments under SFAS 138 on April 1, 2001. This statement had no impact on our consolidated results of operations, financial positions or cash flows.

     In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. On June 26, 2000, the SEC issued an amendment to SAB 101, effectively delaying its implementation until the fourth quarter of fiscal years beginning after December 15, 1999. After reviewing SAB 101 and its amendment, we believe that our revenue recognition policy is appropriate and that the effects of SAB 101 and its amendment were immaterial to our results of operations.

     On February 14, 2001, the FASB issued its tentative decisions on the accounting for goodwill in an Exposure Draft, Business Combinations and Intangible Assets -- Accounting for Goodwill. The FASB has tentatively concluded that purchased goodwill should not be amortized; rather it should be reviewed for impairment. The final statement is expected to be issued in late July 2001, effective for financial statements covering fiscal years beginning after December 15, 2001.

2. MERGERS & ACQUISITIONS

     On February 20, 1998, the Company acquired 100% of the voting securities of TCS for approximately $350 million. The Tidewater Acquisition was recorded using the purchase method of accounting and the purchase price was allocated to the assets and liabilities acquired based on their fair values. The excess cost of the Tidewater Acquisition was recorded as goodwill which is being amortized on a straight-line basis over its 40 year useful life. The operations of TCS are included in the financial statements presented herein beginning February 20, 1998.

     In April 2000, the Company acquired all of the outstanding stock of Spectrum Rotary Compression Inc. from Energy Spectrum Partners, L.P. in exchange for 287,723 shares of the Company's common stock. Spectrum added approximately 11,600 horsepower to the Company's fleet and provided an increased presence in the screw compressor market.

     On September 15, 2000, the Company completed the merger of GCSI, a supplier of natural gas compression equipment and services with fabrication and overhaul facilities in Michigan and Texas, into Universal for a combination of approximately $12 million in cash, 1,400,726 shares of the Company's common stock valued at approximately $39 million and the assumption or refinancing of approximately

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

$63 million of indebtedness. All of the assumed or refinanced indebtedness, except for approximately $10 million, were paid off concurrently with the merger using proceeds received under the Company's operating lease facility. The acquisition was accounted for under the purchase method of accounting and resulted in the recognition of approximately $33 million in goodwill. Results of operations for GCSI are included in the accompanying consolidated financial statements from September 15, 2000.

     On February 9, 2001, the Company completed its acquisition of Weatherford Global Compression Services and certain related entities ("WGC"), a supplier of natural gas compression equipment and services and a division of Weatherford International, Inc. Under the terms of the agreement, a subsidiary of Weatherford International was merged into Universal in exchange for 13.75 million shares of the Company's common stock, which represented approximately 48% of the outstanding shares of the combined company. In connection with the acquisition, Weatherford agreed, subject to certain conditions, to limit its voting rights to 33 1/3% of the Company's voting power for up to two years (see
Note 16). In addition, the Company restructured approximately $323 million in debt and operating leases of WGC. The transaction was accounted for as a purchase. Prior to closing, Weatherford International acquired the interest of its minority partner in WGC. Also, Weatherford International retained certain assets and operations related to WGC's Singapore-based operations and approximately $10 million in accounts receivable.

     In connection with the acquisition, on February 9, 2001, the Company raised $427 million under a new operating lease facility funded primarily through an offering of $350 million 8 7/8% senior secured notes due 2008 by an unaffiliated entity (the "SSN Operating Lease Facility"). The Company also entered into a new $125 million secured revolving credit facility and a new $200 million asset-backed securitization operating lease facility (the "ABS Operating Lease Facility"). At the closing, the Company funded approximately $80 million under the ABS Operating Lease Facility and had no amounts outstanding under the new revolving credit facility. The proceeds from the two new operating lease facilities were used to restructure existing operating lease obligations and refinance certain existing indebtedness of the Company (including the previous operating lease facility described in Note 13) and WGC.

     Subsequent to the WGC acquisition and related financing transactions, the Company had approximately $198 million outstanding under its 9 7/8% Senior Discount Notes due 2008 and approximately $13 million of other indebtedness. In addition, the Company funded approximately $427 million under the SSN Operating Lease Facility and approximately $80 million under the ABS Operating Lease Facility. These facilities contain restrictions similar to the Company's previous operating lease facility and revolving credit facility.

     On February 28, 2001, the Company acquired ISS Compression, Inc. and its operating subsidiary, IEW Compression, Inc. ("IEW"), a natural gas compression services provider based in Lafayette, Louisiana, for approximately $15 million in cash, which included the concurrent discharge of IEW's debt and operating leases.

     On a pro forma basis, had the WGC acquisition taken place on April 1, 2000, revenue, income before income taxes, net income and basic and diluted earnings per share for the fiscal year ended March 31, 2001 would have been $444.0 million, $21.1 million, $11.5 million and $0.43 and $0.43, respectively. On a pro forma basis, had the WGC acquisition taken place on April 1, 1999, revenue, income before income taxes, net income and basic and diluted earnings per share for the fiscal year ended March 31, 2000 would have been $374.2 million, $32.2 million, $18.1 million and $0.68 and $0.66, respectively. The pro forma effect of other acquisitions was not material.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

     All of these acquisitions were accounted for as purchases and accordingly, the results of operations of the acquired businesses are included in the accompanying financial statements from their respective dates of acquisition. Goodwill in the amounts listed below has been recognized for the amount of the excess of the purchase price paid over the fair market value of the net assets acquired and is amortized on a straight-line basis over 40 years.

Tidewater Compression Service...............................  $104,452
Spectrum Rotary Compression.................................        --
Gas Compression Services....................................    32,668
Weatherford Global Compression Services.....................   164,492
ISS Compression.............................................     1,519
                                                              --------
Total.......................................................   303,131
                                                              --------
  Less accumulated amortization.............................    (8,773)
Goodwill, net...............................................  $294,358
                                                              --------

3. INVENTORIES

     Inventories consisted of the following (in thousands):

                                                              FOR THE YEAR ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                               2000       2001
                                                              -------   ---------
Raw materials...............................................  $   --    $ 47,222
Finished goods..............................................   3,176      38,705
Work-in-progress............................................   5,551      35,012
                                                              ------    --------
          Total.............................................  $8,727    $120,939
                                                              ======    ========

4. LONG-TERM DEBT

     The Company's debt at March 31 consisted of the following (in thousands):

                                                                AS OF MARCH 31,
                                                              -------------------
                                                                2000       2001
                                                              --------   --------
Senior discount notes, bearing interest of 9 7/8% per annum, due 2008, net of discount of $58,680 and $39,700 at March
  31, 2000 and 2001, respectively, unsecured................  $183,820   $200,800
Term loan, bearing interest of LIBOR + 2.5%, due February
  2005 and collateralized by property of Universal..........    73,313         --
Revolving credit facility, bearing interest of LIBOR +
  2.25%, due February 2003 and collateralized by property of
  Universal.................................................    75,000         --
Senior discount notes, bearing interest of 11 3/8% per
  annum, due 2009, net of discount of $11,847 at March 31,
  2000, unsecured...........................................    31,653         --
Various term loans, bearing interest at 30 day commercial
  paper rate plus 2.9%, due between August 2005 and April
  2014. The March 31, 2001 rate was 7.85% and the weighted
  average rate for fiscal 2001 was 8.975%...................        --      4,091
Limited revenue obligation bonds, bearing interest of 4.5%,
  due October 2009 and collateralized by property of
  Universal.................................................        --      1,200
                                                              --------   --------
  Total Debt................................................   363,786    206,091
Less current maturities.....................................       750        522
                                                              --------   --------
          Total long-term debt..............................  $363,036   $205,569
                                                              ========   ========

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

     In May 2000, the Company repaid and terminated its term loan and revolving credit facility and entered into a $50.0 million secured revolving credit facility, which had a five-year term. The revolver was secured by a lien on all of the Company's personal property that was not subject to its previous operating lease facility entered into in connection with the Company's initial public offering (the "2000 Operating Lease Facility"). This revolver and the 2000 Operating Lease Facility were repaid and terminated in February 2001 in connection with the WGC acquisition.

     On February 9, 2001, the Company raised $427 million under the new seven-year SSN Operating Lease Facility funded primarily through the offering of $350 million of 8 7/8% senior secured notes due 2008 by an unaffiliated entity. The Company also entered into a new $125 million secured revolving credit facility and the new $200 million ABS Operating Lease Facility. At the closing, the Company funded approximately $80 million under the ABS Operating Lease Facility and had no amounts outstanding under the new revolving credit facility. The proceeds from the two new operating lease facilities were used to restructure existing operating lease obligations, including the 2000 Operating Lease Facility, and refinance certain existing indebtedness of the Company and WGC. These new facilities, like the Company's previous facilities, contain restrictions on the Company's operations, including its ability to, among other things, incur additional indebtedness, engage in acquisitions and pay dividends. The deferred gain from the 2000 Operating Lease Facility was transferred to the new operating lease facilities described in Note 13.

     As of December 31, 2000, the Company had $196.1 million aggregate principal amount outstanding under its 9 7/8% senior discount notes. On January 2, 2001, Universal commenced an offer to repurchase all of these 9 7/8% senior discount notes, and solicited the consent of the holders of the notes to amend the indenture governing the notes to eliminate substantially all the restrictive covenants. The tender offer was conditioned upon Universal's receipt of the consent of requisite holders to approve the proposed amendments to the indenture. The consent solicitation due date was January 24, 2001. The requisite consents with respect to the 9 7/8% senior discount notes were not received prior to the deadline. As a result, Universal terminated the tender offer without purchasing any of the 9 7/8% senior discount notes. Pursuant to the indenture governing the 9 7/8% senior discount notes, the holders of the notes had the right to require Universal to repurchase the notes as a result of the consummation of the WGC acquisition at a price equal to 101% of the accreted value, plus accrued and unpaid interest to date. No holders required Universal to repurchase any notes.

     Subsequent to the WGC acquisition and related financing transactions, the Company had approximately $198 million outstanding under its 9 7/8% senior discount notes due 2008 and approximately $13 million of other indebtedness. In addition, the Company had funded approximately $427 million under the SSN Operating Lease Facility and approximately $80 million under the ABS Operating Lease Facility. These facilities contain restrictions similar to the Company's previous operating lease facility and revolving credit facility. On February 28, 2001, in connection with the acquisition of IEW, the Company funded an additional $20.0 million under the ABS Operating Lease Facility.

     The Company's senior secured credit agreement ("Credit Agreement") provides for up to $125 million under the revolving credit facility, which includes a sublimit for letters of credit. The revolver bears interest at the Company's option of a base rate or LIBOR plus, in each case, a variable amount depending on its operating results.

     The available capacity on the revolving credit facility at March 31, 2000 and 2001 was approximately $7.7 million and $110.0 million, respectively, after giving effect to outstanding letters of credit. The interest rates on the prior revolving credit facility at March 31, 2000 and new revolving credit facility at March 31, 2001 was 8.36% and 7.58%, respectively. Under the revolving credit facility, a commitment fee of 0.50% per annum on the average available commitment is payable quarterly.

     The Credit Agreement contains certain financial covenants and limitations on, among other things, acquisitions, sales, indebtedness and liens. The Credit Agreement also limits the payment of cash dividends

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

related to Universal paying up to $1 million to the Company in any given fiscal year. In addition, the Company has substantial dividend payment restrictions under the indenture related to the senior discount notes. The Company was in compliance with all such covenants and limitations at March 31, 2001. As defined by the Credit Agreement, any "change of control" would result in an "Event of Default" and all amounts outstanding under the Credit Agreement would become due and payable. All principal amounts and accrued interest would become due without further notice.

     Lease payments equal to the interest on the 8 7/8% senior discount notes issued by the unaffiliated entity under the SSN Operating Lease Facility are payable semi-annually on August 15 and February 15, commencing August 15, 2001.

     Maturities of long-term debt as of March 31, 2001, in thousands, are 2002 -- $522; 2003 -- $503; 2004 -- $532; 2005 -- $463; 2006 -- $498; and
$203,573 thereafter.

5. CAPITAL LEASES

     On July 21, 1999, a wholly owned subsidiary of the Company entered into a financing lease with Societe Generale Financial Corporation regarding certain compression equipment. The financing lease had a term of 5 years and bore interest at a rate of LIBOR plus 4.25%. The financing lease is related to the Colombian operations of the Company's subsidiary, and was repaid in May 2000 with a portion of the proceeds from the Company's initial public offering.

     On June 17, 1999, Universal signed a master lease agreement with GE Capital Fleet Services completing a sale and lease back of the majority of its service vehicle fleet. Under the agreement, the vehicles were sold and leased back by Universal at lease terms ranging from 20 months to 56 months and will continue to be deployed by Universal under its normal operating procedures.

     In connection with the GCSI and Weatherford Global acquisitions, we have additional capital leases with GE Capital and Ford Motor Credit.

     Principal amortization associated with both leases is recorded in the Consolidated Statements of Cash Flows. Properties and equipment at March 31, 2001 include the following amounts for capitalized leases (in thousands):

                                                             MARCH 31,
                                                               2001
                                                             ---------
Compression equipment.....................................    $ 4,290
Service vehicles..........................................      9,771
                                                              -------
Less accumulated depreciation.............................     (3,915)
                                                              -------
Net assets under capital leases...........................    $10,146
                                                              =======

     Future minimum lease payments under non-cancelable capital leases as of March 31, 2001 are as follows (in thousands):

2002.......................................................   $3,362
2003.......................................................    2,549
2004.......................................................    1,687
2005.......................................................    1,562
2006.......................................................      111
Thereafter.................................................      267
                                                              ------
          Total............................................   $9,538
                                                              ======

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

6. INCOME TAXES

     For the years ended March 31, 1999, 2000 and 2001, substantially all of the Company's income and losses before income taxes were derived from its U.S. operations.

     Income tax expense (benefit) for the years ended March 31, 1999, 2000 and 2001 consisted of the following (in thousands):

                                                             1999      2000      2001
                                                            -------   -------   ------
Current:
  Foreign.................................................  $   145   $   889   $1,771
Deferred:
  Federal.................................................   (1,055)   (2,655)   2,215
  State...................................................     (121)     (228)     305
  Foreign.................................................       --        --     (646)
                                                            -------   -------   ------
          Total...........................................  $(1,031)  $(1,994)  $3,645
                                                            =======   =======   ======

     A reconciliation of the provision (benefit) for income taxes and the amount computed by applying the federal statutory income tax rate to income before taxes and extraordinary item for the years ended March 31, 1999, 2000 and 2001 is as follows (in thousands):

                                                             1999      2000      2001
                                                            -------   -------   ------
Benefit for income taxes at statutory rate................  $(1,187)  $(2,791)  $3,065
State taxes...............................................     (121)     (228)     217
Foreign taxes.............................................      145       889      (28)
Non-deductible expenses and other.........................      132       136      391
                                                            -------   -------   ------
          Total...........................................  $(1,031)  $(1,994)  $3,645
                                                            =======   =======   ======

     The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at March 31 are (in thousands):

                                                                2000       2001
                                                              --------   ---------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 35,217   $  69,547
  Accrued Reserves..........................................        --      19,997
  Inventory Reserves and Unicap.............................        --       6,734
  Foreign tax credit........................................       889       1,779
  Other.....................................................       283       1,162
                                                              --------   ---------
     Total..................................................    36,389      99,219
Valuation allowance.........................................      (889)     (1,779)
                                                              --------   ---------
     Total..................................................    35,500      97,440
                                                              --------   ---------
Deferred tax liabilities:
  Depreciation differences on properties and equipment......   (28,319)   (184,057)
  Other.....................................................    (3,376)     (5,314)
                                                              --------   ---------
          Total.............................................   (31,695)   (189,371)
                                                              --------   ---------
          Net deferred tax asset (liability)................  $  3,805   $ (91,931)
                                                              ========   =========

     A valuation allowance was established at March 31, 2000 against the Company's deferred tax assets related to foreign tax credits. The Company believes that it is probable that all other deferred tax assets will

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

be realized on future tax returns, primarily from the generation of future taxable income through both profitable operations and future reversals of existing taxable temporary differences.

     At March 31, 2001, the Company had net operating loss ("NOL") carryforwards of approximately $182,551,000 available to offset future taxable income. Annual utilization of the carryforwards could be limited by Section 382 of the Internal Revenue Code of 1986, as amended. If not utilized, the NOL carryforwards will expire as follows (in thousands):

2008......................................................  $    628
2009......................................................     1,849
2010......................................................     1,943
2011......................................................       953
2018......................................................     5,237
2019......................................................    33,369
2020......................................................    60,290
2021......................................................    78,282
                                                            --------
          Total...........................................  $182,551
                                                            ========

7. STOCKHOLDERS' EQUITY

  Common Stock

     Under the Employee Stock Purchase Plan, 46 employees of the Company purchased a total of 1,996 shares of common stock and 7,984 shares of Series A preferred stock at $50 per share during March 1999.

  Redeemable Preferred Stock

     At March 31, 2000, the Company had issued 1,320,128 shares of Series A preferred stock ("Preferred Stock") which was redeemable at any time as a whole or in part at the option of the Company for cash in the amount of $50 per share. No dividends were payable at March 31, 2000 on the Preferred Stock. Each share of Preferred Stock equated to one vote on all matters taken to the common shareholders. All holders of Preferred Stock and common stock were treated as one class in relation to voting rights.

  Initial Public Offering

     During the quarter ended June 30, 2000, the Company completed an initial public offering of 7,275,000 shares of its common stock (which includes 275,000 shares of common stock issued pursuant to an overallotment option granted to the underwriters), which provided the Company with net proceeds (after deducting underwriting discounts and commissions) of approximately $149.2 million. Concurrently with the initial public offering, the Company implemented a recapitalization pursuant to which all existing classes of the Company's stock including the preferred stock were converted into common stock.

  Mergers & Acquisitions

     The Company completed the merger of Gas Compression Services, Inc. ("GCSI") into Universal on September 15, 2000. In the merger, the GCSI shareholders received approximately $12 million in cash, 1,400,726 shares of the Company's common stock and the Company assumed or refinanced approximately $63 million of indebtedness of GCSI.

     On February 9, 2001, the Company completed its acquisition of Weatherford Global Compression Services and certain related entities ("WGC"), a supplier of natural gas compression equipment and services and a division of Weatherford International, Inc. Under the terms of the agreement, a subsidiary of

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

Weatherford International was merged into Universal in exchange for 13.75 million restricted shares of the Company's common stock, which represented approximately 48% of the outstanding shares of the combined company. In connection with the acquisition, Weatherford agreed, subject to certain conditions, to limit its voting rights to 33 1/3% of the Company's voting power for up to two years.

  Stock Options

     In order to motivate and retain key employees, the Company established an incentive stock option plan. The incentive stock plan became effective on February 20, 1998, and on that date certain key employees were granted stock options. The options are exercisable over a ten-year period. Upon the closing of the Company's initial public offering in May 2000, all outstanding options were accelerated and became fully vested. All other options generally vest over the following time period:

Year 1......................................................  33 1/3%
Year 2......................................................  33 1/3%
Year 3......................................................  33 1/3%

     The Company has elected to follow Accounting Principles Board Opinion ("APBO") No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock-based compensation and to provide the disclosures required under SFAS No. 123, Accounting for Stock Based Compensation.

     APBO No. 25 requires no recognition of compensation expense for the stock-based compensation arrangements provided by the Company, namely option grants where the exercise price is equal to the market value at the date of grant. However, APBO No. 25 requires recognition of compensation expense for variable award plans over the vesting periods of such plans, based upon the then-current market values of the underlying stock. In contrast, SFAS No. 123 requires recognition of compensation expense for grants of stock, stock options, and other equity instruments, over the vesting periods of such grants, based on the estimated grant-date fair values of those grants.

     Under the stock option plan, options to purchase common stock may be granted until 2011. Options generally are granted at fair market value at the date of grant, are exercisable in installments beginning one year from the date of grant, and expire 10 years after the date of grant.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

     As of March 31, 2001, 1,311,544 stock options were outstanding under the plan. Transactions are summarized as follows:

                                                                                WEIGHTED-
                                                                                 AVERAGE
                                                              STOCK OPTIONS   EXERCISE PRICE
                                                              -------------   --------------
Options outstanding, March 31, 1998.........................      223,843         $ 6.73
  Granted...................................................       86,247           6.73
  Forfeited.................................................      (46,702)          6.73
                                                                ---------         ------
Options outstanding, March 31, 1999.........................      263,388           6.73
                                                                =========         ======
  Granted...................................................       53,102           6.73
  Forfeited.................................................      (43,257)          6.73
                                                                ---------         ------
Options outstanding, March 31, 2000.........................      273,233           6.73
                                                                =========         ======
  Granted...................................................    1,139,803          25.03
  Exercised.................................................      (68,268)         14.19
  Forfeited.................................................      (33,224)         25.50
                                                                ---------         ------
Options outstanding, March 31, 2001.........................    1,311,544         $21.63
                                                                =========         ======
Shares exercisable at March 31, 1999........................           --             --
Shares exercisable at March 31, 2000........................           --             --
Shares exercisable at March 31, 2001........................      439,537         $15.02

     Exercise prices for options outstanding as of March 31, 2001 ranged from $6.73 to $37.75. The following table provides certain information with respect to stock options outstanding at March 31, 2001:

                                                                   WEIGHTED      WEIGHTED AVERAGE
                                                STOCK OPTIONS      AVERAGE          REMAINING
RANGE OF EXERCISE PRICES                         OUTSTANDING    EXERCISE PRICE   CONTRACTUAL LIFE
------------------------                        -------------   --------------   ----------------
Under $7.00...................................      192,728         $ 6.73             7.7
$7.00-$19.99(a)...............................           --             --              --
$20.00-$30.00.................................      527,809          22.25             9.3
Over $30.00...................................      591,007          33.48             9.9
                                                  ---------         ------             ---
                                                  1,311,544         $21.63             9.2
                                                  =========         ======             ===

     The following table provides certain information with respect to stock options exercisable at March 31, 2001:

                                                                                 WEIGHTED
                                                              STOCK OPTIONS      AVERAGE
RANGE OF EXERCISE PRICES                                       EXERCISABLE    EXERCISE PRICE
------------------------                                      -------------   --------------
Under $7.00.................................................     192,728          $ 6.73
$7.00-$19.99(a).............................................          --              --
$20.00-$30.00...............................................     246,809           21.50
                                                                 -------          ------
                                                                 439,537          $15.02
                                                                 =======          ======

---------------

(a)  No options granted.

     In electing to continue to follow APBO No. 25 for expense recognition purposes, the Company is obligated to provide the expanded disclosures required under SFAS No. 123 for stock-based compensation granted in 1998 and thereafter, including, if materially different from reported results disclosure of pro forma

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

net income and earnings per share had compensation expense relating to 1999, 2000, and 2001 grants been measured under the fair value recognition provisions of SFAS No. 123.

     The weighted-average fair values at date of grant for options granted during 1999, 2000 and 2001 were $6.73, $6.73 and $9.94, respectively, and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

                                                              1999   2000   2001
                                                              ----   ----   -----
Expected life in years......................................  3.00   3.00    3.00
Interest rate...............................................  6.40%  6.40%   4.33%
Volatility..................................................  0.00%  0.00%  53.21%
Dividend yield..............................................  0.00%  0.00%   0.00%

     The Company's pro forma information for the years ended March 31, 1999, 2000 and 2001 prepared in accordance with the provisions of SFAS No. 123 is provided below. For purposes of pro forma disclosures, stock-based compensation is amortized to expense on a straight-line basis over the vesting period. The following pro forma information is not representative of the pro forma effect of the fair value provisions of SFAS No. 123 on the Company's net earnings in future years because pro forma compensation expense related to grants made prior to 1998 may not be taken into consideration:

                                                          1999       2000       2001
                                                         -------    -------    -------
                                                                 (IN THOUSANDS
                                                           EXCEPT PER SHARE AMOUNTS)
Pro forma loss.........................................  $(2,386)   $(6,044)   $(8,796)
Pro forma net loss per common share-basic..............  $ (0.97)   $ (2.47)   $ (0.60)
Pro forma net loss per common share assuming
  dilution.............................................  $ (0.97)   $ (2.47)   $ (0.58)

8. EMPLOYEE BENEFITS

     The Company has a defined contribution 401(k) plan covering substantially all employees. The Company makes matching contributions under this plan equal to 50% of each participant's contribution of up to 6% of the participant's compensation. Company contributions to the plan were approximately $493,000, $473,000 and $614,000 for the years ended March 31, 1999, 2000 and 2001, respectively.

9. RELATED-PARTY TRANSACTIONS

  Management Agreement

     Castle Harlan Inc., an affiliate of a significant stockholder of the Company, entered into an agreement whereby, in exchange for certain management services rendered, the Company agreed to pay a fee to Castle Harlan Inc. totaling $3 million per year. The amount was paid in advance for the first year and quarterly in advance thereafter. The agreement was for a term of five years, renewable automatically from year to year thereafter unless Castle Harlan Inc. or its affiliates beneficially own less than 20% of the then outstanding stock of the Company. The Company paid Castle Harlan Inc. $750,000 and $3,000,000 during the years ended March 31, 1999 and 2000, respectively. The fee was recorded at the rate of $750,000 per quarter in selling, general and administrative expenses.

     In connection with the initial public offering in the quarter ended June 30, 2000, the Company terminated its Management Agreement with Castle Harlan, Inc. In exchange for such termination, the Company paid $3 million in cash and issued 136,364 shares of its common stock to Castle Harlan.

     As of March 31, 2000, 4,520 shares of common stock and 18,080 shares of preferred stock held by certain officers of the Company were subject to certain repurchase requirements by the Company in the event of termination of the officer by the Company without "cause," disability or death as specified in the Stock

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

Repurchase Agreement. The Company maintained an insurance policy to fund substantially all of its obligations in the event of disability or death. In connection with the Company's initial public offering and recapitalization the repurchase requirements were terminated.

  Finder's Fee/Consulting Arrangement

     The Company paid a member of its Board of Directors (the "Director") $1,750,000 (a "finders fee") related to services provided by the Director for the Tidewater Acquisition. Upon consummation of the Tidewater Acquisition, $1,100,000 of the finders fee was issued to the Director as capital stock of the Company at $50 per share par value. The Company paid the remaining $650,000 of the finders fee in cash to the Director on March 4, 1998. In addition, the Company paid the Director an annual consulting fee of $150,000 for consulting services for a stated term of five years. The agreement provided for automatic extensions for one-year periods unless terminated by the parties. The Company paid the Director $12,500, $165,523 and $140,264 during the period from December 12, 1997 (inception) through March 31, 1998 and the years ended March 31, 1999 and 2000, respectively. In connection with the initial public offering in the quarter ended June 30, 2000, the Company terminated the agreement and paid him $150,000 in cash and issued him 6,818 shares of common stock.

     The Company also paid a closing bonus to an officer of the Company consisting of 1,000 shares of the Company's common stock, 4,000 shares of the Company's preferred stock, both valued at $50 per share, and $100,000 cash for services performed in conjunction with the Tidewater Acquisition prior to his employment. Upon completion of the initial public offering in May 2000, the Company paid one of its executive officers and directors for his services 13,636 shares of the Company's common stock, which shares are subject to registration rights.

  Transitional Services Agreement

     Concurrently with the closing of the Weatherford Global acquisition, Weatherford and WGC, as the Company's subsidiary, entered into a transitional services agreement under which Weatherford will continue to provide certain administrative and support services, such as shared corporate office space and general communication and information services, to WGC until June 9, 2001. WGC paid Weatherford $125,000 for the first thirty days of these services. For the period subsequent to the initial thirty days, Weatherford Global, as the Company's subsidiary, will pay Weatherford a fee based on a proportional amount of Weatherford's costs and expenses in providing the services plus a 10% management fee.

10. COMMITMENTS AND CONTINGENCIES

     Rent expense for the years ended March 31, 1999, 2000 and 2001 was approximately $427,000, $415,000 and $496,000, respectively. Commitments for future lease payments were not significant at March 31, 2001.

     An environmental assessment of the operations, physical premises and assets of the Company was completed in connection with the Tidewater Acquisition. The Company has recorded a provision of approximately $1.1 million at March 31, 2001 for environmental remediation costs.

     In February 1998, in connection with the Tidewater Acquisition, the Company entered into a Purchase Price Adjustment Agreement with Tidewater. The agreement provides for potential additional amounts to be paid to Tidewater upon a liquidity event, as defined in the agreement. If a liquidity event occurs and Castle Harlan Partners III and its affiliates receive an amount greater than its accreted investment (defined as its initial investment increased at a compounded rate of 6.25% each quarter, which equates to approximately 27.4% annually), the Company must make a payment to Tidewater equal to 10% of the amount, if any, that Castle Harlan receives in excess of its accreted investment. Any payment pursuant to this agreement would

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

result in an increase in goodwill in the year of payment and a corresponding increase in goodwill and amortization expense in subsequent years. As of March 31, 2001, Castle Harlan's accreted investment was approximately $30.58 per share, which will continue to grow at a compounded rate of 6.25% per quarter. As of March 31, 2001, no liquidity event, as defined in the agreement, that required a payment had occurred.

     In the ordinary course of business, the Company is involved in various pending or threatened legal actions. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not have a materially adverse effect on the Company's financial position, operating results or cash flows.

     The Company has no other commitments or contingent liabilities which, in the judgment of management, would result in losses that would materially affect the Company's consolidated financial position or operating results.

11. INDUSTRY SEGMENTS AND GEOGRAPHIC INFORMATION

     Prior to the WGC merger, the Company had three principal industry segments:
Domestic Rental and Maintenance, International Rental and Maintenance and Engineered Products. Due to the WGC merger, the changing nature of the markets we serve and in order to align ourselves with those markets, we changed our internal business organization during fiscal 2001. We are now organized into four principal businesses or operating segments: Domestic Rental and Maintenance, International Rental and Maintenance, Fabrication and Parts Sales and Service. The two Rental and Maintenance Segments provide natural gas compression rental and maintenance services to meet specific customer requirements. The Fabrication Segment involves the design, fabrication and sale of natural gas and air compression packages to meet customer specifications. The International Rental and Maintenance Segment represents substantially all of the Company's foreign-based operations. The Parts Sales and Service Segment involves the sale of parts to and the service of compressor units owned by oilfield companies.

     The Company's reportable segments are strategic business units that offer different products and services. They are managed separately since each business requires different marketing strategies due to customer specifications. Each of these business groups has one or more general managers who report directly to the Chief Executive Officer ("CEO"). The CEO has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." We have restated segment results for prior periods as a result of our fiscal 2001 realignment.

     In addition to these four operating segments, accounting, administration, facilities, finance, human resources, legal, marketing, procurement and sales groups also report to the CEO. The CEO does not evaluate the operating segments based upon fully allocated profit and loss statements, and the segments' reportable operating profit excludes allocated expenses. Operating segments do not have material sales to other segments, and accordingly, there are no inter-segment revenues to be reported. We also do not allocate our restructuring charges, interest and other income, interest expense or income taxes to operating segments.

     The following table presents sales and other financial information by industry segment for the year ended March 31, 1999 (in thousands):

                             DOMESTIC     INTERNATIONAL
                            RENTAL AND     RENTAL AND                   PARTS SALES   CORPORATE
                            MAINTENANCE    MAINTENANCE    FABRICATION   AND SERVICE   AND OTHER    TOTAL
                            -----------   -------------   -----------   -----------   ---------   --------
Revenues..................   $ 78,821        $ 6,778        $22,429       $21,159      $   311    $129,498
Gross margin..............     49,635          4,954          3,249         3,949          100      61,887
Depreciation and
  amortization............     17,306          1,146            463           399           --      19,314
Capital expenditures......     48,428         17,293          2,123           237           --      68,081
Identifiable assets.......    311,490         16,093         11,421         2,642       96,345     437,991

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

     The following table presents sales and other financial information by industry segment for the year ended March 31, 2000 (in thousands):

                             DOMESTIC     INTERNATIONAL
                            RENTAL AND     RENTAL AND                   PARTS SALES   CORPORATE
                            MAINTENANCE    MAINTENANCE    FABRICATION   AND SERVICE   AND OTHER    TOTAL
                            -----------   -------------   -----------   -----------   ---------   --------
Revenues..................   $ 83,577        $14,718        $25,258       $12,742      $   154    $136,449
Gross margin..............     52,411         10,532          3,358         2,699          (39)     68,961
Depreciation and
  amortization............     20,991          4,084            524           407           --      26,006
Capital expenditures......     50,980          8,079            899            44           --      60,002
Identifiable assets.......    310,563         49,204         10,205         2,042       97,928     469,942

     The following table presents sales and other financial information by industry segment for the year ended March 31, 2001 (in thousands):

                           DOMESTIC     INTERNATIONAL
                          RENTAL AND     RENTAL AND                   PARTS SALES   CORPORATE
                          MAINTENANCE    MAINTENANCE    FABRICATION   AND SERVICE   AND OTHER     TOTAL
                          -----------   -------------   -----------   -----------   ---------   ----------
Revenues................   $126,686       $ 22,549        $61,779      $ 21,452     $     295   $  232,761
Gross margin............     80,465         16,425          9,041         3,476           176      109,583
Depreciation and
  amortization..........     25,710          5,924          1,087           770            --       33,491
Capital expenditures....     54,535         11,560            746           951           214       68,006
Identifiable assets.....    476,201        178,718         88,170       133,587       295,897    1,176,256

  Geographic Area

     The following table illustrates revenues and total assets by geographic locations for the year ended March 31, 1999 (in thousands):

                                 UNITED STATES,      CENTRAL AND    AUSTRALIA AND
                                CANADA AND MEXICO   SOUTH AMERICA   THE FAR EAST      TOTAL
                                -----------------   -------------   -------------   ----------
Revenues......................     $  122,858         $  5,731         $   909      $  129,498
Total Assets..................        422,297           14,113           1,581         437,991

     The following table illustrates revenues and total assets by geographic locations for the year ended March 31, 2000 (in thousands):

                                 UNITED STATES,      CENTRAL AND    AUSTRALIA AND
                                CANADA AND MEXICO   SOUTH AMERICA   THE FAR EAST      TOTAL
                                -----------------   -------------   -------------   ----------
Revenues......................     $  119,565         $ 15,946         $   938      $  136,449
Total Assets..................        418,849           48,710           2,383         469,942

     The following table illustrates revenues and total assets by geographic locations for the year ended March 31, 2001 (in thousands):

                                 UNITED STATES,      CENTRAL AND    AUSTRALIA AND
                                CANADA AND MEXICO   SOUTH AMERICA   THE FAR EAST      TOTAL
                                -----------------   -------------   -------------   ----------
Revenues......................     $  211,905         $ 18,668         $ 2,188      $  232,761
Total assets..................      1,013,913          133,314          29,029       1,176,256

     No one customer accounted for more than 10% of net sales for any of the periods presented.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

12. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial data for the years ended March 31, 2000 and 2001 is as follows (in thousands):

                                          JUNE 30    SEPTEMBER 30   DECEMBER 31   MARCH 31
                                          --------   ------------   -----------   --------
2000:
  Revenue...............................  $ 33,808     $34,988        $33,729     $33,924
  Operating income......................     5,968       6,636          6,699       6,924
  Net loss..............................    (1,238)     (1,578)        (1,276)     (1,890)
  Earnings per common share -- basic....  $  (0.51)    $ (0.64)       $ (0.52)    $ (0.77)
  Earnings per common
     share -- diluted...................  $  (0.51)    $ (0.64)       $ (0.52)    $ (0.77)
2001:
  Revenue...............................  $ 34,760     $38,853        $60,014     $99,134
  Operating income......................     7,507       8,018         10,411      14,621
  Net income (loss).....................   (10,928)      1,753          3,130       1,654
  Earnings per common share -- basic....  $  (1.24)    $  0.13        $  0.21     $  0.07
  Earnings per common
     share -- diluted...................  $  (1.24)    $  0.13        $  0.21     $  0.07

13. OPERATING LEASE FACILITIES

     In May 2000, the Company and Universal entered into a $200 million operating lease facility pursuant to which the Company may sell and lease back certain compression equipment from a Delaware business trust for a five-year term. The rental payments under the lease facility include an amount based on LIBOR plus a variable amount depending on the Company's operating and financial results, applied to the funded amount of the lease. Under the lease facility, the Company received an aggregate of approximately $155 million in proceeds from the sale of compression equipment in May, November and December 2000 and in connection with the GCSI acquisition, in September 2000. The equipment was sold and leased back by the Company for a five-year period from May 2000 and deployed by the Company under its normal operating procedures. The equipment sold had a book value of approximately $106 million and the equipment sale resulted in deferred gain of approximately $49 million that was transferred to new operating lease facilities.

     The Company had residual value guarantees on the equipment under the operating lease facility of approximately 85% of the funded amount that were due upon termination of the lease and which could be satisfied by a cash payment or the exercise of the purchase option. The facility contained certain covenants restricting the Company's operations, including its ability to enter into acquisition and sales transactions, incur additional indebtedness, permit additional liens on its assets and pay dividends. The Company's obligations under this facility were collateralized by liens on its compression equipment subject to the lease and certain related rights. Under the operating lease facility, Universal was the lessee and the Company guaranteed certain of Universal's obligations thereunder. The Company has replaced this facility with new operating lease facilities with similar terms.

     In connection with the WGC acquisition, on February 9, 2001, the Company raised $427 million under a new seven-year term SSN Operating Lease Facility funded primarily through an offering of $350 million 8 7/8% senior secured notes due 2008 by an unaffiliated entity. The Company also entered into a new $125 million secured revolving credit facility and a new $200 million asset-backed securitization operating lease facility (the "ABS Operating Lease Facility"), which facility has a series of six leases with terms ranging from three to eight years. At the closing, the Company funded approximately $80 million under the ABS Operating Lease Facility and had no amounts outstanding under the new revolving credit facility. The proceeds from the two new operating lease facilities were used to restructure existing operating lease obligations and refinance certain existing indebtedness of the Company (including the previous operating lease facility described in Note 4 and in the first paragraph of this
Note 13) and WGC. The equipment sold to the

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

two new operating lease facilities had a book value of approximately $431.9 million and the equipment sale resulted in a deferred gain of approximately $75.1 million that the Company will annually assess for realizability.

     Subsequent to the WGC acquisition and related financing transactions, the Company had approximately $198 million outstanding under its 9 7/8% Senior Discount Notes due 2008 and approximately $13 million of other indebtedness. In addition, the Company funded approximately $427 million under the SSN Operating Lease Facility and approximately $80 million under the ABS Operating Lease Facility.

     Under the operating lease facilities, the Company, as lessee, makes rental payments to the lessor for the leased equipment. Under the SSN Operating Lease Facility, the rental payments include amounts based on the interest accrued on the 8 7/8% senior secured notes and an amount based on LIBOR or a variable base rate equal to the sum of the interest accrued on the lessor's term loan, the yield on the equity investment in the lessor and other fees. The equipment leased by the Company under the SSN Operating Lease Facility had an initial appraised value of $427 million. The Company has residual value guarantees on the equipment under the SSN Operating Lease Facility of approximately 82% of the funded amount that are due upon termination of the lease in the event the purchase option or renewal options are not selected by the lessee.

     Under the ABS Operating Lease Facility, the rental payments are based on a variable rate plus the yield on the equity investment in the facility. The ABS Operating Lease Facility is collateralized by a first priority security interest in all of the assets under the facility. At the end of each lease term under the ABS Operating Lease Facility, the Company has residual value guarantees on the equipment under the facility of approximately 85% of the funded amount.

     The Company annually assesses whether it is probable that the value of the property at the end of the lease terms will be less than the residual value guarantee for each operating lease. On the date the deficiency becomes probable the expected deficiency (up to the maximum for which the Company is responsible) would be accrued by the Company using the straight-line method over the remaining term of the leases.

     Based on interest rates and funding amounts as of March 31, 2001, the future minimum lease payments under the SSN Operating Lease Facility and the ABS Operating Lease Facility as of March 31, 2001 are $44.8 million for each of the next five years.

14. EXTRAORDINARY LOSSES

     During the year ended March 31, 2001, the Company incurred extraordinary losses of $15.2 million ($9.5 million net of tax) related to its debt restructuring that occurred concurrently with the Company's initial public offering of its common stock, and its debt restructuring that occurred concurrently with the Company's acquisition of WGC.

15. NON-RECURRING CHARGES

     During the year ended March 31, 2001, the Company recorded restructuring charges of $8.7 million ($5.1 million net of tax, or earnings per share of $0.34). The primary components of this charge were costs associated with the early termination of a management agreement in the amount of $6.5 million, a consulting agreement in the amount of $0.3 million, estimated severance for Universal employees terminated or identified as transitional in connection with the WGC merger in the amount of $0.8 million, fees associated with closing of Universal locations in connection with the WGC merger in the amount of $0.9 million and other related fees in connection with the Company's initial public offering and concurrent financing transactions in the amount of $0.2 million. At March 31, 2001 $1.5 million was included in accrued liabilities representing the portion of the restructuring charge not yet expended.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

16. SUBSEQUENT EVENTS (UNAUDITED)

     On April 23, 2001, the Company acquired the international operations of Compressor Systems, Inc. based in Midland, Texas for approximately $30 million in cash. Concurrently with the acquisition, the Company funded approximately $35 million under the ABS Operating Lease Facility.

     On May 24, 2001, the Company entered into an agreement with Tidewater to settle acquisition-related claims, which included costs for remediation pursuant to an environmental assessment, in exchange for payment to the Company of $1 million and termination of the purchase price adjustment agreement, which eliminated any payment obligation by the Company under that agreement described in Note 10.

     On May 25, 2001, the Company entered into a purchase agreement to acquire KCI, Inc. ("KCI"), a Tulsa, Oklahoma-based fabricator of large horsepower compressors. Under the terms of the agreement, the Company will acquire KCI for approximately $22.9 million cash and, at the Company's election, up to 727,273 shares of the Company's common stock or an additional $18.8 million in cash, subject to adjustment. Concurrently with the acquisition, the Company will repay all of KCI's approximately $57 million of indebtedness. The transaction is subject to various conditions, including regulatory approvals. Although there can be no assurance the transaction will close, it is expected to be consummated by the end of June or in July 2001.

     On May 29, 2001, the Company filed a Registration Statement on Form S-3 to register the offering to the public of 1,500,000 shares of its common stock, par value $.01 per share, under the Securities Act of 1933, as amended, 3,000,000 shares of the Company's common stock by certain selling stockholders, including Castle Harlan, and up to 675,000 shares on a pro rata basis to cover overallotments. As of the date of this prospectus, this Registration Statement has not been declared effective.

     Consummation of the offering described in the Registration Statement will give the holders of Universal's 9 7/8% senior discount notes the right to require Universal to repurchase those notes at a price equal to 101% of the accreted value, plus accrued and unpaid interest to date. The Company expects to finance any repurchases of the 9 7/8% senior discount notes through the Credit Agreement or the operating lease facilities.

     Currently, an affiliate of Weatherford beneficially owns approximately 48% of the Company's outstanding common stock. Following this offering, Weatherford will beneficially own approximately 46% of the Company's outstanding common stock. Pursuant to a voting agreement entered into concurrently with the Company's acquisition of Weatherford Global, Weatherford agreed to limit its voting power to 33 1/3% of the Company's outstanding common stock, subject to certain conditions. The sale of shares by Castle Harlan in this offering will result in a termination of the voting agreement, giving Weatherford voting control over the full 46% of the Company's shares that it will own following this offering.

     In addition to its voting control, Weatherford and its affiliates are entitled to designate, which it has done, three persons to serve on our board of directors for so long as they own at least 20% of our outstanding common stock. If Weatherford's ownership falls below 20%, Weatherford may designate only two directors. If Weatherford's ownership falls below 10%, it will no longer have the right to designate directors to our board. Castle Harlan is also entitled to designate a total of three persons to our board of directors. Although it will lose this right following this offering, its two current designees, John K. Castle and William M. Pruellage, are serving terms that do not expire until our 2003 annual meeting of stockholders.

     There can be no assurance that the common stock offering will be consummated.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.



         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS



     The following unaudited pro forma combined condensed statement of operations is based on the historical consolidated financial statements and the notes thereto of Universal and Weatherford Global (or "Enterra") and have been prepared to illustrate the effect of Universal's acquisition of Weatherford Global and the related financing transactions as if those transactions had occurred on April 1, 2000 for the year ended March 31, 2001. The unaudited pro forma combined condensed statement of operations should be read in conjunction with the historical financial statements and accompanying disclosures contained or incorporated by reference in this prospectus.



     The unaudited pro forma combined condensed statement of operations gives effect to:



     - the initial public offering of Universal's common stock and concurrent debt restructuring and operating lease facility, which occurred in May 2000, as well as its common stock split and conversion of preferred stock and non-voting common stock that occurred concurrently with the initial public offering;



     - the transfer of certain assets not included in the Weatherford Global acquisition to Weatherford entities other than Enterra and its subsidiaries prior to the acquisition; and



     - completion of the Weatherford Global acquisition and the related financing transactions.



     The unaudited pro forma combined condensed statement of operations does not give effect to (1) our acquisitions of IEW in February 2001 or GCSI in September 2000, other than the historical information since the date of those acquisitions, or related cost savings or (2) the remaining cost savings and synergies that we expect to realize as a result of the Weatherford Global acquisition. The unaudited pro forma statement of operations presented below does not reflect future events that may occur after the Weatherford Global acquisition.



     We accounted for the Weatherford Global acquisition using the purchase method of accounting. Weatherford Global's property, plant and equipment balances have been adjusted to their estimated fair values. In addition, Weatherford Global's reported current assets and current liabilities are assumed to be their estimated fair values included in the unaudited pro forma combined condensed financial statements. The final allocation of the purchase price of the merger will differ from the amounts represented in the unaudited pro forma statement of operations.



     The accompanying unaudited pro forma combined condensed statement of operations should be read in conjunction with the historical financial statements of Universal and Weatherford Global and the notes thereto, which are included elsewhere or incorporated by reference in this prospectus. The unaudited pro forma statement of operations is provided for informational purposes only and does not purport to represent what Universal's financial position or results of operations would actually have been had the Weatherford Global acquisition and related financing transactions occurred on such date or to project Universal's results of operations or financial position for any future period.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.



         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS


                                               YEAR ENDED MARCH 31, 2001
                                --------------------------------------------------------
                                                                          ENTERRA ACTUAL
                                                                          FOR THE PERIOD
                                                         ENTERRA ACTUAL        FROM
                                               UCH        NINE MONTHS       JANUARY 1,
                                            IPO/DEBT         ENDED         2001 THROUGH
                                  UCH      RESTRUCTURE    DECEMBER 31,     FEBRUARY 9,
                                 ACTUAL    ADJUSTMENTS        2000             2001
                                --------   -----------   --------------   --------------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues......................  $232,761     $    --        $212,626         $31,568
Rentals and cost of sales.....   123,059          --         135,759          22,817
                                --------     -------        --------         -------
       Gross margin...........   109,702          --          76,867           8,751
Selling, general and
 administrative...............    21,092          --          26,503           4,545
                                --------     -------        --------         -------
       Operating profit.......    88,610          --          50,364           4,206
Depreciation and
 amortization.................    33,491        (382)(2)      29,791           2,117
Operating lease...............    14,443         924(3)       16,756           2,375
Interest expense, net.........    23,220      (2,793)(4)       8,944             104
Other, net....................     8,699      (7,059)(5)      15,925            (232)
                                --------     -------        --------         -------
       Income (loss) before
         income taxes and
         minority interest....     8,757       9,310         (21,052)           (158)
Income taxes (benefit)........     3,645       3,491(6)       (3,834)            262
Minority interest expense, net
 of taxes.....................        --          --             (22)             --
                                --------     -------        --------         -------
       Income (loss) before
         extraordinary
         items................  $  5,112     $ 5,819        $(17,196)        $  (420)
                                ========     =======        ========         =======
Weighted average common and
 common equivalent shares
 outstanding:
 Basic........................    14,760       2,166              --              --
                                --------     -------        --------         -------
 Diluted......................    15,079       2,331              --              --
                                --------     -------        --------         -------
Earnings per share:
 Basic........................  $   0.35                    $     --         $    --
                                ========                    ========         =======
 Diluted......................  $   0.34                    $     --         $    --
                                ========                    ========         =======

                                         YEAR ENDED MARCH 31, 2001
                                -------------------------------------------

                                ADJUSTMENTS FOR     ENTERRA
                                OPERATIONS NOT      MERGER       PRO FORMA
                                  ACQUIRED(1)     ADJUSTMENTS   AS ADJUSTED
                                ---------------   -----------   -----------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues......................     $ 32,985        $     --      $443,970
Rentals and cost of sales.....       28,706              --       252,929
                                   --------        --------      --------
       Gross margin...........        4,279              --       191,041
Selling, general and
 administrative...............        3,429              --        48,711
                                   --------        --------      --------
       Operating profit.......          850              --       142,330
Depreciation and
 amortization.................        1,304          (5,900)(7)    57,813
Operating lease...............           --           4,400(8)     38,898
Interest expense, net.........           20          (9,090)(9)    20,365
Other, net....................       12,271          (5,435)(10)      (373)
                                   --------        --------      --------
       Income (loss) before
         income taxes and
         minority interest....      (12,745)         16,025        25,627
Income taxes (benefit)........         (862)          6,009(6)     10,435
Minority interest expense, net
 of taxes.....................           --              22(11)        --
                                   --------        --------      --------
       Income (loss) before
         extraordinary
         items................     $(11,883)       $  9,994      $ 15,192
                                   ========        ========      ========
Weighted average common and
 common equivalent shares
 outstanding:
 Basic........................           --          13,750        30,676(12)
                                   --------        --------      --------
 Diluted......................           --          13,750        31,160(12)
                                   --------        --------      --------
Earnings per share:
 Basic........................                                   $   0.50
                                                                 ========
 Diluted......................                                   $   0.49
                                                                 ========



 See accompanying Notes to Unaudited Pro Forma Combined Condensed Statement of
                                  Operations.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.


                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

                            STATEMENT OF OPERATIONS



     (1) Reflects the exclusion of Weatherford Global's Singapore-based operations (other than Australia and Thailand) and $10 million of accounts receivable, which were not included in the Weatherford Global acquisition.



     (2) Reflects the elimination of depreciation expense associated with the sale of compression equipment pursuant to Universal's prior operating lease facility, with initial funding under that facility of $62.6 million.



     (3) Reflects the expenses associated with Universal's prior operating lease facility, including the related commitment fee.



     (4) Reflects the adjustment of interest expense related to the redemption of certain indebtedness at the beginning of the period and incremental borrowing during the period with the proceeds of Universal's initial public offering and Universal's prior operating lease facility. Also includes the commitment fees associated with the new revolving credit facility.



     (5) Represents the non-recurring charges related to the elimination of a management agreement and a consulting agreement and other related fees in connection with Universal's initial public offering and concurrent financing transactions in May 2000.



     (6) An estimated statutory tax rate of 37.5% is assumed for pro forma adjustments. The effective tax rate may differ.



     (7) Reflects (a) the decrease of goodwill amortization in the amount of $2.2 million due to the decrease of goodwill recorded on Enterra's historical financial statements, (b) the decrease in depreciation expense of $1.2 million due to the devaluation of Enterra's other property, plant and equipment by $7 million, and (c) the reduction of depreciation expense in the amount of $2.5 million resulting from the additional funding of $63 million on the operating lease facilities at the beginning of the period.



     (8) Reflects the increase of operating lease expense of $4.4 million due to the additional funding of the operating lease at the beginning of the period.



     (9) Reflects (a) the adjustment of interest expense related to the retirement of Weatherford Global's indebtedness at the beginning of the period of $8.9 million and (b) the net adjustment for the amortization of deferred financing costs and commitment fees associated with the new revolving credit facility of $0.2 million.



     (10) Reflects the elimination of non-recurring charges related to severance, taxes and transaction costs.



     (11) Reflects the elimination of Enterra's minority interest expense as a result of the purchase of GE Capital's interest in Weatherford Global by Enterra concurrently with the Weatherford Global acquisition.



     (12) Includes the effect of the 7,275,000 shares of common stock offered in, and the stock split and conversion that occurred concurrently with, Universal's initial public offering and the 13,750,000 shares of Universal's common stock issued to an affiliate of Weatherford in the Weatherford Global acquisition as if these transactions had occurred at April 1, 2000. Also includes the weighted average effect of the 1,400,726 shares of Universal's common stock issued as partial consideration for the GCSI acquisition that occurred on September 15, 2000. Excludes options to purchase up to 318,000 shares of Universal's common stock by former Weatherford Global employees in connection with the Weatherford Global acquisition.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,500,000 SHARES

                          [UNIVERSAL COMPRESSION LOGO]

                                  COMMON STOCK

                                   ----------
                                   PROSPECTUS
                                   ----------

                              MERRILL LYNCH & CO.

                              SALOMON SMITH BARNEY
                          FIRST UNION SECURITIES, INC.
                                LEHMAN BROTHERS

                                  HOWARD WEIL
                   A division of Legg Mason Wood Walker, Inc.

                               SIMMONS & COMPANY
                                 INTERNATIONAL

                                           , 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder, all of which will be borne by the registrant. Except for the SEC registration fee, all amounts are estimates.

SEC registration fee....................................   $   47,352
New York Stock Exchange listing fee.....................        5,250
National Association of Securities Dealers, Inc. fee....       19,441
Legal fees and expenses.................................      350,000
Blue sky fees and expenses..............................        2,000
Accounting fees and expenses............................      100,000
Printing expenses.......................................      350,000
Miscellaneous...........................................      125,957
                                                           ----------
          Total.........................................   $1,000,000
                                                           ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to some statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit. The registrant's Restated Certificate of Incorporation provides that the personal liability of directors of the registrant is eliminated to the fullest extent permitted by Section 102(b)(7) of the DGCL.

     Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of being a director or officer of the corporation if it is determined that the director or officer acted in accordance with the applicable standard of conduct set forth in such statutory provision. The registrant's Bylaws provide that the registrant will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another entity, against certain liabilities, costs and expenses. The Bylaws further permit the registrant to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another entity, against any liability asserted against such person and incurred by such person in any such capacity or arising out of his status as such, whether or not the registrant would have the power to indemnify such person against such liability under the DGCL. The registrant expects to maintain directors' and officers' liability insurance. In addition, the registrant has entered into indemnification agreements with each of its officers and directors, as well as officers of its operating subsidiary. The form of these indemnification agreements is incorporated by reference to Exhibit 10.33 to the registrant's Registration Statement on Form S-1, File No. 333-34090.

ITEM 16. EXHIBITS


      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------

          1.1*           -- Form of Underwriting Agreement.

          4.1            -- Restated Certificate of Incorporation of Universal
                            Compression Holdings, Inc. (incorporated by reference to
                            Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q
                            for the fiscal quarter ended June 30, 2000).

          4.2            -- Restated Bylaws of Universal Compression Holdings, Inc.
                            (incorporated by reference to Exhibit 3.2 to Registrant's
                            Quarterly Report on Form 10-Q for the fiscal quarter
                            ended June 30, 2000).

          5.1*           -- Opinion of King & Spalding as to the legality of the
                            common stock being registered.

         23.1*           -- Consent of King & Spalding (included as part of its
                            opinion filed as Exhibit 5.1).

         23.2*           -- Consent of Deloitte & Touche LLP.

         23.3*           -- Consent of Arthur Andersen LLP.

         23.4*           -- Consent of KPMG LLP.


---------------

* Filed herewith

ITEM 17. UNDERTAKINGS

     A. Undertaking to Update

     (1) The undersigned registrants hereby undertake:

          (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof; and

          (c) to remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (3) The undersigned registrant hereby undertakes:

          (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES




     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 13, 2001.


                                            UNIVERSAL COMPRESSION HOLDINGS, INC.

                                            By:     /s/ STEPHEN A. SNIDER
                                              ----------------------------------
                                                     Stephen A. Snider
                                               President and Chief Executive
                                                          Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed by the following persons in the capacities indicated on June 13, 2001.



                  SIGNATURE                                        TITLE
                  ---------                                        -----
            /s/ STEPHEN A. SNIDER              President, Chief Executive Officer and
---------------------------------------------    Director (Principal Executive Officer)
              Stephen A. Snider

          /s/ RICHARD W. FITZGERALD            Senior Vice President and Chief Financial
---------------------------------------------    Officer (Principal Financial Officer and
            Richard W. FitzGerald                Accounting Officer)

                      *                        Director
---------------------------------------------
               Thomas C. Case

                      *                        Director
---------------------------------------------
               John K. Castle

             /s/ ERNIE L. DANNER               Executive Vice President and Director
---------------------------------------------
               Ernie L. Danner

                      *                        Director
---------------------------------------------
           Bernard J. Duroc-Danner

                      *                        Director
---------------------------------------------
               Uriel E. Dutton

                      *                        Director
---------------------------------------------
               Curtis W. Huff

                      *                        Director
---------------------------------------------
                 C. Kent May

                      *                        Director
---------------------------------------------
            William M. Pruellage

                  SIGNATURE                                        TITLE
                  ---------                                        -----


                      *                        Director
---------------------------------------------
            Edmund P. Segner, III

                      *                        Director
---------------------------------------------
                Samuel Urcis

         *By: /s/ STEPHEN A. SNIDER
---------------------------------------------
              Stephen A. Snider
              Attorney-in-fact

                                 EXHIBIT INDEX


      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------

          1.1*           -- Form of Underwriting Agreement.

          4.1            -- Restated Certificate of Incorporation of Universal
                            Compression Holdings, Inc. (incorporated by reference to
                            Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q
                            for the fiscal quarter ended June 30, 2000).

          4.2            -- Restated Bylaws of Universal Compression Holdings, Inc.
                            (incorporated by reference to Exhibit 3.2 to Registrant's
                            Quarterly Report on Form 10-Q for the fiscal quarter
                            ended June 30, 2000).

          5.1*           -- Opinion of King & Spalding as to the legality of the
                            common stock being registered.

         23.1*           -- Consent of King & Spalding (included as part of its
                            opinion filed as Exhibit 5.1).

         23.2*           -- Consent of Deloitte & Touche LLP.

         23.3*           -- Consent of Arthur Andersen LLP.

         23.4*           -- Consent of KPMG LLP.


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* Filed herewith